FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 333-144010

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	First Quarter Earnings Release.
2.	Cosan Limited unaudited interim financial statements for quarter ended July 31, 2007 (US GAAP).
3.	Cosan S.A. Indústria e Comércio S.A. unaudited interim financial statements for quarter ended July 31, 2007 (US GAAP).
4.	Cosan S.A. Indústria e Comércio S.A. unaudited interim financial statements for quarter ended July 31, 2007 (Brazilian GAAP).

Quarterly Financial Letter

1st Quarter of Fiscal Year 2008 – May, June and July

Paulo Diniz,
CFO & RI

Guilherme A. Prado,
Investors’ Relations

Alexandre Sirihal,
Financial Planning

Anderson Varanda,
Treasury

Mauricio Sartorelli,
Controllership

ri@cosan.com.br
www.cosan.com.br

Stock Performance
	IPO	31/Jul/07	12/Sep/07
CSAN3
Price (R$/Share)	16,00	33,29	21,56
Δ since IPO (%)		108,1%	34,8%
Daily Vol. R$MM		36,43	36,38
CZZ
Price (US$/Share)	10,50	-	10,68
Δ since IPO (%)		-	1,7%
Daily Vol. R$MM		-	8,59
CZLT11
Price (R$/BDR)	21,05	-	20,60
Δ since IPO (%)		-	-2,1%
Daily Vol. R$MM		-	5,57

Definitions:
FY’08 - fiscal year beginning on May 5, 2007 and to end on April 30, 2008
FY’07 - fiscal year beginning on May 1, 2006 and ended on April 30, 2007
1Q’08 - quarter to end on July 31, 2007
1Q’07 - quarter ended on July 31, 2006
YTD08 - period beginning on the same date as FY’08 and ending at end of 1Q’08
YTD07 - period beginning on the same date as FY’07 and ending at the end of 1Q’07

Cosan: performance affected by depressed prices and strategy strengthened with listing on the NYSE

▪
The dramatic decline in sugar and ethanol commodity prices, the significant appreciation of the Brazilian real versus the U.S. dollar and the adverse climatic conditions during the quarter strongly affected the entire Brazilian sugar and ethanol industry at the beginning of this 2007/2008 harvest. As a result of this overall environment, the situation for Cosan was no different: average sugar and ethanol prices in this 1Q’08 declined 46% and 29%, respectively, as compared to the same quarter last year. Accordingly, the company prioritized its trading of sugar, with 842.1 thousand tons, taking advantage of its existing favorable hedging position. With respect to the 245.0 million liters of ethanol sold, given that it follows an essentially spot prices market, Cosan opted for increase its ethanol inventory, in order to mitigate the negative effects of massive sales by most ethanol producers. Therefore, at the end of 1Q’08 Cosan recorded net operating revenues of R$591.7 million, 37.3% lower than amount recorded for 1Q’07.

1Q'07	1Q'08	Financial Highlights (R$MM)	YTD'07	YTD'08
944.1	591.7	Net Operating Revenue	944.1	591.7
368.2	43.7	Gross Profit	368.2	43.7
39.0%	7.4%	Gross Margin	39.0%	7.4%
329.1	49.5	EBITDA	329.1	49.5
34.9%	8.4%	EBITDA Margin	34.9%	8.4%
203.2	133.3	EBITDAH (Adjusted by Hedge)	203.2	133.3
24.8%	19.7%	EBITDAH Margin	24.8%	19.7%
5.4	13.7	Net Profit (Loss)	5.4	13.7
0.6%	2.3%	Net Margin	0.6%	2.3%

▪
Cost of goods sold was strongly affected by intermittent rainfall that is atypical at this early stage of the harvest, resulting in 15.1 million tons of sugarcane crushed, compared to the 17.3 million tons that were initially projected. As a result, the company’s agricultural and industrial activities were significantly idle, resulting mostly in a high cost for our own sugarcane. Thus, combined with the depressed prices, our EBITDA margin declined to 8.4% in 1Q’08, compared to the 34.9% for the same quarter last year. However, the company’s favorable hedging position caused the EBITDAH of R$133.3 million to represent a margin of 19.7% compared to 24.8% in 1Q’07, which margin is an extremely attractive margin in particular for a period of extremely low prices.

▪
If the 14% appreciation of the real adversely impacted export revenues in the quarter (although partially mitigated by the exchange rate hedging), which appreciation in turn resulted in a relevant exchange gain on U.S. dollar indebtedness, generating net financial revenue of R$150.8 million in this 1Q’08. Thus, even after deducting non-cash amortizations of R$56.0 million of premiums related to past acquisitions, the R$13.7 million in net income was significantly improved from R$5.4 million reported for the same quarter last year.

▪
As a subsequent event, the crisis that hit global financial markets provided a unique contribution to the company. On August 16 2007, Cosan Limited, the parent company of the Cosan Group, conducted its US$1.2 billion NYSE IPO, thereby becoming the first Brazilian-controlled company to have shares listed on the New York Stock Exchange. Notwithstanding the considerably depressed prices in the international stock markets, the NYSE listing will be fundamentally important from the strategic point of view, for the Cosan Group

A-1

to implement its vision of effectively becoming the No. 1 renewable energy global player.

A. Market Outlook
▪
From a macro standpoint, the market starts to pay a high price for its intrinsic distortions. As only one third of the world sugar market is free from trade barriers, while the other two thirds are protected, the prohibition of subsidized exports from Europe to the free market in the recent past generated a true battle with sugar prices, which actually surpassed US¢19/lb. At the same time, the world discovered ethanol, leading the U.S. to combine resources to create the largest ethanol market in the world within a relatively short period of time. In addition, the rapid success of flex-fuel automobiles in Brazil created immediate opportunities, which were initially projected to last only for a limited period of time. The combination of these two factors ultimately triggered a race among countries and producers for expansion of world production. In Brazil and India, the publicity concerning the sugar and ethanol industry caused the race to be even more competitive by the arrival of the “parachutists” (newcomers to the industry with no previous knowledge), who believed that they could generate extremely high returns within a short period of time.

▪
As a result, the world is currently experiencing over-supply, with resulting depressed prices. If this imbalance significantly impacts this harvest, then it should contribute to a better natural selection of the producers, which may teach the “parachutists” a difficult lesson. Hence, a second wave of consolidation in the industry may ensue, with some remaining players becoming stronger, but the great majority considerably weaker.

▪
From a punctual standpoint, the 2007/08 harvest in the central-southern region of Brazil has been providing some surprises, which have resulted in the more optimistic production expectations, particularly for sugar, announced in the beginning of the harvest to start to lose strength and a number of industry sources, such as Unica and Datagro, have been modifying their projections to more conservative levels. The reasons are: (i) a more ethanol-oriented harvest than initially expected, with the mix in favor of ethanol exceeding 55%; (ii) delay in machinery and equipment maintenance, which delayed the beginning of the harvest for some farmers; (iii) delays caused by rainfall, principally in the second half of July, when the mills were down several days; (iv) less agricultural productivity and industrial yield, resulting from a greater incidence of sugarcane bore (a type of plague), as well as an increase in the sugarcane fiber content.

Harvest consolidates as being more ethanol-oriented, and hydrous ethanol is the featuring product.	▪
At the end of 1Q’08 the 2007/08 harvest in the central-southern region of Brazil showed crushing of approximately 190 million tons of sugarcane, a volume 3% higher than for the same period of the previous harvest. Production of sugar totaled 10.9 million tons, i.e., a drop of 12% in relation to the same period last year. On the other hand, production of ethanol totaled 8.3 billion liters, which represents an increase of 11%. Of the total volume of ethanol, production of hydrous ethanol exceed 5 billion liter, 24% higher, while anhydrous ethanol showed 3.2 billion liters, 6% lower in comparison with the same period of the previous year. These figures corroborate the growing demand for hydrous ethanol generated by flex-fuel automobiles.

	▪	The impact of the arrival of the new Brazilian harvest in the international sugar market has effectively been assimilated already by the market and thus the

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trend of more intense declines, perceived since the middle of last year, has lost strength, opening space for brief recoveries. During 1Q’08, sugar quotes dropped to US¢8.45/lb, the lowest quote since May 2005. At the end of 1Q’08 the NY11 was quoted at US¢10.33/lb. The average NY11 for 1Q’08, of US¢9.29/lb, was 41% lower than the average price for the same period last year. As regards 4Q’07, we had a decrease of almost 9%.

Hedge funds continue to play an important role in NY sugar quotes.	▪
During 1Q’08 the major hedge funds went from a net sold position of approximately 35 thousand lots at the beginning of the quarter to a net long position at the end of the quarter of 24 thousand lots, i.e., a variation of 59 thousand lots. Smaller funds and speculators increased their long positions by close to 24 thousand lots, reaching at the end of the quarter a net purchased position of 28 thousand lots. Thus, at the end of 1Q’08, the major hedge funds, coupled with smaller funds and speculators, held a net long position of approximately 52 thousand lots, representing 8% of total outstanding contracts. At the end of 4Q’07 these funds held a net sold position of 34 thousand lots, or 5% of outstanding contracts.

	▪	Variances of refined sugar quotes, although more moderate than that for raw sugar, were also significant. In the international market the refined sugar

3

average price during 1Q’08, of US$322.18/ton, was 30% lower than the U$460.98/ton for 1Q’07. In comparison to the previous quarter, there was a decrease of 3.7%.

▪
As we had commented in previous quarters, the scarcity of refining capacity around the world, deriving from the end of the subsidies granted for European exports, maintained the white sugar premium at historically high levels. However, with the start-up of operations of new refineries, located mainly in Middle East and African countries, the white sugar premium has been gradually decreasing and at the end of 1Q’08 was quoted at US$88 per ton. At the end of 4Q’07 the white sugar premium was quoted at US$110 per ton.

Domestic refined sugar market showing significant drops in the quarter, on account of the beginning of the harvest in Brazil and of the international prices for refined sugar.	▪
Reflecting the behavior of the international market, the domestic market also gave in to pressure brought by the progress of the 2007/08 harvest. The average price in 1Q’08 for crystal sugar was R$25.96 per 50Kg bag (or R$519.28/ton), 47% lower than the R$49.41 per 50Kg bag (or R$988.20/ton) at the end 1Q’07. Crystal sugar devaluated 25% in comparison to 4Q’07..

	▪	The strong ethanol-oriented profile of the 2007/08 harvest raised supply considerably, pressuring its quote down. The average price in 1Q’08 for

4

hydrous ethanol, ESALQ (University of São Paulo School of Agronomics) base, was R$0.6295/liter, or 28% lower than the R$0.8677/liter observed in the same period of the previous fiscal year. For anhydrous ethanol the average price of R$0.7511/liter was 25% lower than the R$0.9956/liter for the same period of the previous year. As regards 4Q’07, we had devaluation of 28 and 20% for hydrous and anhydrous ethanol, respectively.

Ethanol exports on the upswing, still with major concentration in the U.S., but with some new destinations.	▪
Ethanol exports after the excitement observed with large volumes being shipped to the U.S. during the last harvest, face now the doubts to the current North Americans appetite. According to Secex (Foreign Trade Office) data, during the months from April to July 2007, 1.19 billion liters were shipped, a volume 22% higher than the 970 million liters for the same period last year. Out of this volume, 413 million were shipped to the U.S., a 32% lower in comparison to the same period last year. However, one must be careful when analyzing this data and must keep in mind that the last harvest had a sugar-oriented profile, particularly in its beginning, and that the concern in the first months of the harvest was supply for the domestic market, as evidenced by the low carrying-over stocks in that year. Thus, exports only began to gain strength during the course of the harvest.

▪
In addition, it is important to highlight the export of ethanol to the U.S. via the Caribbean, on account of tariff benefits. During the period April to July 2006 direct exports to the U.S. (605 million liters) represented 62% of the exported volume, while indirect exports (106 million liters), via the Caribbean, represented 11%. In the period from April to July 2007, direct exports to the U.S. (413 million liters) represented 35% of exported volume, while indirect exports (371 million liters), via the Caribbean, represented 31%.

	▪	In any event, the fact that ethanol exports increased is in itself significant, mostly because countries like the Netherlands, Japan and the UK increased their volumes of ethanol imports.

▪
The drop ethanol quotes finally reached the gas stations, thus picking consumers’ interest  in using this fuel. At the closing of 1Q’08, the average price of gasoline at Brazilian gas stations was R$2.47/liter, while the price of hydrous ethanol was R$1.41/liter, or a 57% parity. Data disclosed by the ANP (National Petroleum Agency), based on an assessment conducted on July 31, 2007, show that in only 4 Brazilian states (Amapá, Roraima, Pará and

5

Sergipe) the price of ethanol was higher than a parity of 75% with the price of gasoline. The states in which ethanol showed most price advantage in relation to gasoline were Mato Grosso, Goiás and São Paulo, with parities of 42%, 48% and 49%, respectively.

▪
The large disparity between ethanol prices in the various Brazilian states is mainly explained by tax reasons and also due to logistics problems. ICMS, State Value Added Tax on Goods and Services, is the major cause for this discrepancy. While in São Paulo the ICMS rate for ethanol is 12%, in the majority of Brazilian states the rate is 25%.

▪
During 1Q’08 sales of flex-fuel vehicles exceeded 500 thousand units, or 86% of the sales of new automobiles, causing the current fleet of these types of vehicles to come close to 3.8 million automobiles. According to estimates by the Anfavea (National Association of Automotive Vehicle Manufacturers), the share of flex-fuel vehicles of the current Brazilian fleet of service and passenger vehicles is close to 18%, and projections for the coming years are quite optimistic.

▪	1Q’08 was marked by a strong devaluation of the U.S. dollar versus the Real, with the dollar reaching a quote of R$1.8448/US$ in July, the lowest in the last

6

6 years. At the end of 1Q’08 the dollar was quoted at R$1.8776/US$, a devaluation of 7.7% in comparison to the end of 4Q’07. However, in the last few weeks, due to the uncertainties in the world market triggered by the U.S. subprime market crisis, quotes have soared and the dollar surpassed R$2.10/US$. Currently the dollar is at a level of R$1.95/US$1.00.

B. Operating Perforncema
▪
Cosan ended 1Q’08 with net operating revenues of R$591.7 million, an amount 37.3% lower than the revenues recorded in 1Q’07. Contributing strongly to this drop was the decision to reduce ethanol sales, which showed a sales volume in 1Q’08, 16.0% lower than 1Q’07 sale volume, due to the low market prices. However, the driver for the significant decrease in sales were the 45.8% and 28.6% drops in average prices in Brazilian Reais for sugar and ethanol sold, respectively, which followed the trend of reduced prices that had been established practically since the beginning of FY’07.

▪
Despite the strong impact the general drop in prices had on the reduction in prices of the ATR (Total Recoverable Sugar) acquired from third parties with the purpose of reducing production costs, adverse climatic conditions, with intermittent rainfall throughout 1Q’08, ended up determining a major rise in the cost of sugarcane cultivated by Cosan itself. As a result the expected reductions of unit costs for production of sugar and ethanol were hindered. Hence, what ultimately materialized was a significant reduction of gross profit to R$43.7 million, a drop of 88.1%. In the same way, EBITDA of R$49.5 million, a margin of 8.4%, was 85% lower than recorded for 1Q’07, the largest in Cosan’s history.

▪
It should be noted that, the derivatives transactions contracted to mitigate fluctuations of sugar prices and exchange rates, which in 1Q’07 ended up partially annulling the record EBITDA, have decisively contributed in this 1Q’08 as a supplement to the results of the operating activities, adjusting EBITDAH to R$133.3 million, with a margin of 19.7%. This supplement of results from derivatives, added to the positive result of the exchange rate variation for U.S. dollars-denominated debt, ultimately resulted in net income of R$13.7 million in 1Q’08, a net margin of 2.3%, two-and-a-half times higher than the net income reported for 1Q’07.

1Q'07	1Q'08	Income Statement (R$MM)	YTD'07	YTD'08
944.1	591.7	Net Operating Revenue	944.1	591.7
(576.0)	(548.0)	Cost of Goods Sold	(576.0)	(548.0)
(70.3)	(125.4)	with Depreciation & Amortization	(70.3)	(125.4)
368.2	43.7	Gross Profit	368.2	43.7
39.0%	7.4%	Gross Margin	39.0%	7.4%
(60.1)	(61.1)	Selling Expenses	(60.1)	(61.1)
(46.3)	(57.0)	General & Adm. Expenses	(46.3)	(57.0)
(3.0)	(1.5)	Other Operating Expenses	(3.0)	(1.5)
329.1	49.5	EBITDA	329.1	49.5
34.9%	8.4%	EBITDA Margin	34.9%	8.4%
(185.7)	150.8	Net Finacial Expenses	(185.7)	150.8
0.3	0.1	Equity Income	0.3	0.1
(56.4)	(56.0)	Goodwill Amortization	(56.4)	(56.0)
1.2	3.0	Other Non-Operat.Result/Extraordinary	1.2	3.0
18.2	22.1	Profit Before Income Tax	18.2	22.1
(11.2)	(9.0)	Income Tax	(11.2)	(9.0)
(1.6)	0.6	Minority Interests	(1.6)	0.6
5.4	13.7	Net Profit (Loss)	5.4	13.7
0.6%	2.3%	Net Margin	0.6%	2.3%

7

▪
In terms of composition of net operating revenues, there were no major profile changes in this 1Q’08 when compared to 1Q’07: the share of sales to the domestic market rose slightly from 35.5% to 37.9%, less as a result of accommodation in the sales of sugar and ethanol and more from the increased importance of other products and services, which rose from  5.5% to 8.6% of the share of net revenues, due to the strong drop in prices of the commodities and the reduction of volume of ethanol sold.

1Q'07	1Q'08	Sales Composition (R$MM)	YTD'07	YTD'08
944.1	591.7	Net Operating Revenue	944.1	591.7
610.6	371.8	Sugar Revenue	610.6	371.8
94.6	57.3	Local	94.6	57.3
516.0	314.5	Export	516.0	314.5
281.8	168.9	Ethanol Revenue	281.8	168.9
191.5	120.1	Local	191.5	120.1
90.2	48.8	Export	90.2	48.8
51.8	51.0	Other Revenue	51.8	51.0
49.3	46.6	Local	49.3	46.6
2.4	4.3	Export	2.4	4.3

▪
The strong drop in sugar prices did not inhibit trading, mainly on account of the good position of price fixation in derivative markets that Cosan captured throughout the quarter. Thus the volume of sugar sales ended up growing 12.4% in comparison with 1Q’07, significantly propelled by exports, particularly refined sugar. The total volume sold of 842.1 thousand tons coupled with production significantly less than those for 1Q’07, on account of the rainfall that hindered crushing during a good part of July, on the other hand determined a level of sugar inventories of 306.7 thousand tons at the end of 1Q’08, 59.6% lower than the 758.3 thousand tons held in stock on July 31, 2006.

▪
Reflecting the deteriorated market conditions, the average prices practiced fell by 45.8% from 1Q’07 to this 1Q’08, with a more significant drop (46.6%) in export prices than in domestic prices, likewise considerably depressed (40.6%). However, as emphasized, these average prices practiced do not reflect Cosan’s hedging policy. If we were to adjust the average prices by the hedging results obtained in the periods, the average price of R$426 per ton of sugar exported in 1Q’07 would be restated to R$541 per ton. Likewise, the average price of exported sugar in 1Q’06, R$798 per ton, would be restated to R$603 per ton. Thus, the drop in prices would be of only 10.2%, compared to the 46.6% of apparent reduction.

1Q'07	1Q'08	Sugar Business	YTD'07	YTD'08
		Volume Sold (thousand tons)
749.3	842.1	Total Local & Export	749.3	842.1
102.3	104.3	Local	102.3	104.3
647.0	737.8	Export	647.0	737.8
		Average Unit Price (R$/ton)
815	442	Total Local & Export	815	442
925	550	Local	925	550
798	426	Export	798	426

▪
As for ethanol business, Cosan considered as excessive the price response to the decrease in international sugar quote and, therefore, decided to reduce the sales volume and build-up inventories, which ultimately determined a reduction of 16% of the volume sold of 245.0 million liters in comparison with 1Q’07, when 291.6 million liters were sold. Thus, even with restriction of production of ethanol due to rainfall, such as with production of sugar, the

8

ending ethanol inventories, of 325.5 million liters, were 0.8% above the 322.9 million liters held in stock on July 31, 2006.
▪
Similarly to what occurred with the average unit price for sugar, the average unit price for ethanol also showed a significant drop of 28.6% in the domestic and foreign markets, going from R$966/thousand liters in 1Q’07 to R$690/thousand liters in 1Q’08. When looking at the average unit price in the domestic market, the reduction was of 23.6%, less extreme than the 39.4% reduction in the average unit price for exports.

1Q'07	1Q'08	Ethanol Business	YTD'07	YTD'08
		Volume Sold (million liters)
291.6	245.0	Total Local & Export	291.6	245.0
212.5	174.5	Local	212.5	174.5
79.1	70.5	Export	79.1	70.5
		Average Unit Price (R$/thousand liters)
966	690	Total Local & Export	966	690
901	689	Local	901	689
1,141	692	Export	1,141	692

Unit costs grow principally on account of a lower crushing rate due to heavy rainfall	▪
Cost of goods sold and of services rendered showed a reduction of 4.9%, from R$576.0 million in 1Q’07 to R$548.0 million in 1Q’08. Four main factors had decisive impacts on the cost of good sold in 1Q’08: i) increase of 12.4% of the volume of sugar traded; ii) reduction of 16% of the volume of ethanol sold; iii) a significant drop in the value of ATR, following the trend of sugar and ethanol prices; and; iv) increase of the unit cost of our own sugarcane and of the cost of industrial processing of sugar and ethanol, as a result of non-dilution of overheads, on account of reduction of the crushing rate due to unexpected rains in the month of July 2007

▪
Rainfalls, particularly in the month of July, caused the crushing for 1Q’08 of 15.1 million tons of sugarcane to be 10% below the volume of cane processed in 1Q’07, which was 16.8 million tons, and thus below the planned volume of 17.3 millions tons for the quarter. With a production mix oriented to ethanol, 1Q’08 sugar production remained 20.4% lower 1Q’07 production, while ethanol production remained generally aligned. Considering that a major portion of the costs of our own sugarcane production and of industrial processing are based on labor, Cosan ended up showing considerable idleness resulting in an increase in the unit costs for production of sugar and ethanol.

▪
With respect to the cost of sugarcane acquired from third parties and leasing of land, costs decreased since the price of ATR, provided by CONSECANA method (see section Did You Know?) resulted in an expressive reduction of 33.8%, closing 1Q’08 at R$0.2569/kg versus R$0.3881/kg on July 31, 2006.

▪
The combined effects of idleness of the industrial plant and in the agricultural area, as well as the reduction of the ATR price, led to a net reduction of 5% of the unit cost of sugar, which decreased from R$441 to R$419 per ton and a reduction of 0.3% in the unit cost of ethanol, from R$671 to R$669 per thousand liters.

▪
Cost of other products and services showed a strong reduction of 37.7%, from R$49.7 million in 1Q’07 to R$31.2 million in 1Q’08. The principal item that influenced this reduction was the reclassification of R$6.9 million in this 1Q’08, of the cost of rendering harbor services for shipment of Cosan’s own sugar, which previously was classified in this line item of COGS, which starting this fiscal year, is shown in the consolidated statements as selling expenses, included in the logistics expenses for our own VHP sugar. As a result, this

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same apparent of cost reduction “benefit” had a negative effect on selling expenses for the quarter.

1Q'07	1Q'08	COGS per Product	YTD'07	YTD'08
(576.0)	(548.0)	Cost of Good Sold (R$MM)	(576.0)	(548.0)
(330.5)	(352.9)	Sugar	(330.5)	(352.9)
(195.8)	(164.0)	Ethanol	(195.8)	(164.0)
(49.7)	(31.2)	Other Products/Services	(49.7)	(31.2)
		Average Unit Cost (R$)
441	419	Unit COGS of Sugar (R$/ton)	441	419
671	669	Unit COGS of Ethanol (R$/thousand liters)	671	669
n.a.	n.a.	Unit COGS of Other Produtcs/Services	n.a.	n.a.

Selling expenses on a unit basis fell 1%	▪
Selling expenses totaled R$61.1 million in 1Q’08, 1.7% above the total of R$60.1 million recorded for 1Q’07, although now including R$6.9 million of harbor logistics for our own sugar mentioned in the previous paragraph. In this way the average unit expense for trading sugar-equivalent (sugar + ethanol transformed into sugar) showed a slight increase of 1.9%, from R$48 to R$49 per ton of sugar-equivalent. Netting selling expenses with net operating revenues, the unit expense for sugar was reduced by 12.1%, while the unit expense for ethanol rose by 15.8%.

1Q'07	1Q'08	Selling Expenses	YTD'07	YTD'08
(60.1)	(61.1)	Selling Expenses (R$MM)	(60.1)	(61.1)
(38.8)	(38.4)	Sugar	(38.8)	(38.4)
(17.9)	(17.4)	Ethanol	(17.9)	(17.4)
(3.3)	(5.3)	Other Products/Services	(3.3)	(5.3)
		Avg. Unit Selling Cost (R$)
52	46	Unit Sale Cost of Sugar (R$/ton)	52	46
61	71	Unit Sale Cost of Ethanol (R$/thousand liters)	61	71
n.a.	n.a.	Unit Sale Cost of Other Products/Revenues	n.a.	n.a.

Administrative expenses still reflect special projects	▪
General and administrative expenses closed the first quarter of FY’08 at R$57.0 million, substantially above R$46.3 million 1Q´07 expenses. The principal items that contributed to the increases were expenses related to the professional fees of auditors and consultants involved in implementing financial statements in US GAAP, in compliance with the requirements of the Novo Mercado, as well as expenses related to implementation of the Competencies Center for service and support to the SAP recently implemented in Cosan.

▪
Taken in a unitary form, and considering the reduction of volumes of ethanol traded and, as a consequence, of sugar-equivalent, general and administrative expenses rose 23.3%, from R$37 to R$46 per ton of sugar-equivalent.

1Q'07	1Q'08	General & Administrative Expenses	YTD'07	YTD'08
(46.3)	(57.0)	G&A Expenses (R$MM)	(46.3)	(57.0)
(29.9)	(35.8)	Sugar	(29.9)	(35.8)
(13.8)	(16.3)	Ethanol	(13.8)	(16.3)
(2.5)	(4.9)	Other Products/Services	(2.5)	(4.9)
		Avg. Unit. G&A Cost (R$)
40	43	Unit G&A Cost of Sugar (R$/ton)	40	43
47	66	Unit G&A Cost of Ethanol (R$/thousand liters)	47	66
n.a.	n.a.	Unit G&A Cost of Other Products/Services	n.a.	n.a.

▪
Once again, the net financial results showed a significant variation, impacted by the strong effects of foreign exchange variation and by the results with derivatives transactions, which inverted a position of net expense of R$185.7 million to a position of net revenue of R$150.8 million.

10

Pricing Derivatives - NY11
Screen	'000 t	¢/lb
May'07	40.0	9.56
Jul'07	352.7	9.13
Oct'07	680.8	11.01
Mar'08	31.8	11.04
Jul'08	141.6	10.34
Oct'08	38.1	10.55
Total	1,284.9	10.36
Pricing Derivatives - London #5
Screen	'000 t	US$/ton
May'07	2.9	352.20
Aug'07	92.0	326.06
Oct'07	54.4	317.63
Dec'07	22.5	305.06
Total	171.8	321.09
Pricing Derivatives - RBOB Gasoline
Screen	'000 m³	US$/gal
Aug'07	2.5	2.27
Sep'07	2.5	2.07
Oct'07	2.5	2.02
Total	7.6	2.12
FX Derivatives
Quarter	'US$MM	R$/US$
2Q'08	143.0	2.09
3Q'08	181.0	2.08
4Q'08	96.0	2.03
Total	420.0	2.07

1Q'07	1Q'08	Financial Expenses, Net (R$MM)	YTD'07	YTD'08
(66.7)	(62.2)	Interest on Financial Debt	(66.7)	(62.2)
25.6	23.3	Financial Investments Income	25.6	23.3
(41.1)	(39.0)	Sub-total: Interest on Net Financial Debt	(41.1)	(39.0)
(11.5)	(17.0)	Other interest and monetary variation	(11.5)	(17.0)
(68.0)	128.5	Exchange Variation	(68.0)	128.5
(125.9)	83.8	Gains (losses) with Derivatives	(125.9)	83.8
(7.5)	(5.5)	CPMF Taxes, Banking Fees and Other	(7.5)	(5.5)
25.6	-	Discounts in Promissory Notes	25.6	-
42.8	-	Recalc. Provision Interest IAA	42.8	-
(185.7)	150.8	Net Financial Expenses	(185.7)	150.8

Significant reduction in the average cost of third party capital	▪
Concerning financial costs associated with capital structure, i.e., of interest on financial indebtedness, net of earnings from short-term financial investment, there was a reduction of 5.5%, where expenses totaled R$39.0 million. Comparing these capital structure expenses with gross indebtedness net of average cash and cash equivalents, short-term financial investments and CTNs (National Treasury Certificates) for the quarter, the average cost of the debt fell from 11.9% p.a. in 1Q’07 to 9.1% p.a. in 1Q’08, reflecting the concentrated effort of reducing the cost of capital.

▪
From the standpoint of foreign exchange results, the contrasting  tracks of the foreign exchange rate in 1Q’07 and 1Q’08 had different results. While in 1Q’07 the exchange rate went from R$2.0892/US$ to R$2.1762/US$, resulting in exchange expenses of R$68.0 million on net liabilities denominated in U.S. dollars, in 1Q’08 the exchange rate went from R$2.0339/US$ to R$1.8776/US$, generating exchange revenues of R$128.5 million.

▪
Contrasting results were also recorded for derivatives: while in 1Q’07 raw sugar was being sold at record prices, Cosan showed net losses from derivative transactions of R$125.9 million, for having hedged at price levels below those at which the product was being traded. In contrast, in this 1Q’08, while trading prices for sugar were below the levels for the last 24 months, Cosan recorded net gains with derivative transactions of R$83.8 million, of which R$44.0 million for having hedged sugar at prices that were higher than those practiced in the market, and R$39.8 million for having hedged exchange rates of Reais per U.S. dollar at prices likewise higher than the market in the quarter. Effectively, this comparison between quarters shows the efficiency of the hedging strategy that Cosan has adopted, which on the one hand limits earnings in moments of price explosions and on the other minimizes the restriction of margins in moments of decreases in commodities’ prices.

▪
At the end of 1Q’08 Cosan had 1,284.3 thousand tons of VHP sugar hedged at an average price of US¢10.36 per lb, with an estimated negative market value of R$0.9 million. It also had 171.8 thousand tons of refined sugar hedged at an average price of US$321.09 per ton with an estimated market value of R$3.8 million. Also, for the first time operating with gasoline derivatives in pricing its ethanol, Cosan had 7.6 million liters of gasoline hedged at an average price of US$2.12 per gallon, with an estimated market value of R$0.2 million. Lastly, Cosan presented US$420.0 million dollars with an exchange rate hedged at R$2.07/US$, at a market value of R$35.0 million.

▪
Expenses with income tax and social contribution, amounting to R$9.0 million, reflected taxable income assessed for the quarter, adjusted by expenses that are non-deductible for purposes of tax calculation. In view of the imminence of the bottom-line for both quarters at a break-even point, i.e., nihil net income, the effective income tax and social contribution rates presented relevant

11

variances in relation to the legal rate of 34%, showing 41% in 1Q’08 and 61.8% in 1Q’07.
▪
All in all, even in a quarter with depressed prices, at the end of the first three months of FY’08 Cosan showed net income of R$13.7 million, which represented growth of 154.1% in relation to net income of R$5.4 million recorded for 1T´07, a quarter in which sugar and ethanol prices were much more favorable for producers.

C. Financial Situation
▪
Cosan’s gross indebtedness closed the first quarter of FY’08 at R$2,820.7 million, 18.4% higher than the gross debt of R$2,381.4 million in 1Q’07, which growth is entirely attributable to funding of US$400 million in 10-year Senior Notes conducted in the 3Q’07.

▪	In turn, the net debt increased 22% in relation to 1Q’07, reaching R$1,512.8 million, mainly on account of capital expenditure investments made in the course of FY’07 in this 1Q’08.

Debt per Type (R$MM)	1Q'07%		1Q'08%		Var.
Senior Notes 2009	453.4	19.0	389.9	13.8	(63.5)
Senior Notes 2017	-	-	777.9	27.6	777.9
Perpetual Notes	998.5	41.9	861.9	30.6	(136.6)
PESA Securitization	488.6	20.5	509.2	18.1	20.6
Finame (BNDES)	13.8	0.6	13.4	0.5	(0.4)
Working Capital	35.8	1.5	36.7	1.3	0.9
IFC	145.1	6.1	118.7	4.2	(26.5)
Debentures	55.5	2.3	55.1	2.0	(0.4)
Advances from Customers	144.7	6.1	56.7	2.0	(88.0)
Promissory Notes	44.6	1.9	1.3	0.0	(43.3)
Related Parties	1.5	0.1	-	-	(1.5)
Gross Debt	2,381.4	100.0	2,820.7	100.0	439.3
Cash & Marketable Securities	809.8	34.0	816.4	28.9	6.6
Advances to Suppliers	167.3	7.0	308.6	10.9	141.4
CTN's - Brazilian Treasury Bills	109.6	4.6	127.8	4.5	18.2
Land related to the Debentures	55.1	2.3	55.1	2.0	-
Net Debt	1,239.7	52.1	1,512.8	53.6	273.1
Total Debt without PESA/Debentures	1,837.3	77.2	2,256.4	80.0	419.1
Net Debt without PESA/Debentures	860.3	36.1	1,131.4	40.1	271.1

▪
With respect to the profile of the company’s indebtedness at the end of 1Q’08, 5.6% of the debt was allocated to short-term, while 94.4% remained in long-term. When comparing with the same period of last year, in 1Q’07, 7.2% of the debt was in short-term in 92.8% in long-term. In terms of currency it must be pointed out that the share of debts denominated in U.S. dollars increased from 73.5% at the end of 1Q’07 to 77.6% of the company’s gross indebtedness, antecipating the future grow in exports of the company.

Debt Profile (R$MM)	1Q'07%		1Q'08%		Var.
Total Debt	2,381.4	100.0	2,820.7	100.0	439.3
Short-Term	171.5	7.2	158.8	5.6	(12.7)
Long-Term	2,209.9	92.8	2,661.8	94.4	452.0
Real - R$	631.6	26.5	632.3	22.4	0.7
Dollar - US$	1,749.8	73.5	2,188.4	77.6	438.6

12

		D. Investments

Growth of operating capital expenditures follows projects for cogeneration, information systems and modernization of our industrial	▪
Operating capital expenditures totaled R$167.0 million for the 1Q’08, 97.8% up on the R$ 84.4 million recorded in the 1Q’07. The funds were mainly allocated to sugarcane planting, the continuity of the expansion plans and the cogeneration projects based on sugarcane bagasse.

		1Q'07	1Q'08	Capex (R$MM)	YTD'07	YTD'08
		3.7	3.9	New Investments, including Goodwill	3.7	3.9
		0.2	0.7	Deferred Charges & Other	0.2	0.7
		-	3.3	Incorporated PP&E and Land Acquisition	-	3.3
		37.9	56.1	Sugar Cane Planting Costs	37.9	56.1
		0.2	27.5	Co-generation Projects	0.2	27.5
		-	3.6	Inter-harvest Maintenance Costs	-	3.6
		46.3	79.8	Investments in P,P&E	46.3	79.8
		88.4	174.9	Capex	88.4	174.9
		84.4	167.0	Operating Capex	84.4	167.0

▪
In 1Q’08, R$56.1 million were invested in the planting of 14.0 thousand hectares, representing a unit figure of R$4,022/ha, 54.5% more expensive than the 14.5 thousand hectares planted at R$2,603/ha during 1Q’07. This significant price increase was due to the fact that a significant portion of the planting already carried out this year related to expansion areas, principally in the Gasa unit, where the task of preparing the soil, is particularly more expensive, since it is the first time that the soil has been used for sugarcane. In the expansion, approximately R$32.0 million were invested in 1Q’08 in the industrial side alone.

▪
In 1Q’08, more than 27.5 million were invested in the cogeneration projects of the Costa Pinto and Rafard units. As of July 31, 2007, more than R$113.6 million have cumulatively been invested in these two projects.

▪	In 1Q’08, R$3.7 were used for the greenfield in the State of Goiás. Of this, R$1.7 million was allocated to acquisition of land for installation of the industrial units.
▪
Other material investments were: R$3.2 million for development of SAP, R$4.7 million in a new feed hopper at the port terminal for the expansion of raising/loading capacity, R$5.7 million in agricultural mechanization and R$4.8 million in the full-potential/industrial processes optimization project.

E. Relevant Facts
▪
On August 16, 2007, Cosan Limited, a company headquartered in the Bermuda Islands, controlling shareholder of Cosan S/A Indústria e Comércio, conducted its IPO in the New York Stock Exchange (NYSE) and in the BOVESPA. The offer, which was entirely primary, consisted of an issuance of 111,678,000 new class “A” shares, including 13,064,914 in the form of level III Brazilian Deposit Receipts (BDRs), on the BOVESPA, at a price of US$10.50 per share. In this way the total amount raised was US$1,172,619,000.00, net of IPO-related underwriting commissions and expenses, will be used to finance the Cosan Group’s growth as described in the prospectus..

▪
On August 30, 2007, an Annual Shareholders’ Meeting of Cosan S/A Indústria e Comércio was held, in which the following matters were discussed and approved unanimously approved: i) the financial statements for the fiscal year ended April 30, 2007; ii) distribution of dividends resolved by the Company’s Board of Directors, relative to the fiscal year ended April 30, 2007, payment for which began on August 6, 2007; iii) election of the members of the Fiscal

13

Council and of their relevant deputies; iv) resolution of the overall remuneration of the administrative officers and members of the Fiscal Council.
▪
The Fiscal Council is composed of: i) Mr. João Ricardo Ducati, with Mr. Henrique de Bastos Malta acting as his deputy; ii) Mr. Luiz Recchia, with Mr. João Carlos Conti acting as his deputy; and iii) Mr. Ademir José Scarpin, with Ms. Daniela Nascimento Pinelli acting as his deputy. It was resolved that the annual remuneration of the members of the Fiscal Council would be R$175,000.00 and that the total annual budget to be distributed on account of professional fees for the administrative officers of the Company would be R$6,950,000.00.

▪
On September 11, 2007 a Meeting of the Board of Directors of Cosan S/A Indústria e Comércio, was held, in which the following topics were discussed and approved: i) approval of the election of the statutory executive officers of the Company for a term of office of two (2) years, on the terms of Article 25 of its By-Laws; ii) allocation of the global budget for remuneration of the members of the Board of Directors and of the statutory Executive Board of the Company, approved in the Annual Shareholders’ Meeting held on August 30, 2007, on the terms of Article 15 of the Company’s By-Laws; iii) disclosure of the results and financial statements of the Company for the first quarter of fiscal year 2008, ended on July 31, 2007; iv) approval of the granting of the standard plan for Stock Options to the Company’s Chief Commercial Officer, on the terms resolved by the Special Shareholders’ Meeting held on August 30, 2005.

▪	The statutory executive officers were reelected for terms of office of 2 years. Thus, the Executive Board of Cosan S/A Indústria e Comércio is composed by:

▪	Mr. Rubens Ometto Silveira Mello, Chief Executive Officer;
▪	Mr. Pedro Isamu Mizutani, Executive Vice President and Chief Operating Officer;
▪	Mr. Paulo Sérgio de Oliveira Diniz, Chief Financial and Investor Relations Officer;
▪	Mr. Marcos Marinho Lutz, Chief Commercial Officer;
▪	Mr. Armando Vieira Viotti, Chief Manufacturing Officer;
▪	Mr. Rodolfo Norivaldo Geraldi, Chief Agriculture Officer; and
▪	Mr. José Vitório Tararam, Chief Administrative Officer

F. Did You Know? CONSECANA mechanism
▪
As regards the costing of sugarcane acquired from sugarcane farmers, the mechanism used by Cosan is substantially the mechanism determined  in the Instructions Manual of the CONSECANA-SP (Council of Producers of Sugarcane, Sugar and Ethanol of the State of São Paulo), which is available for the public on http://www.portalunica.com.br. Generally speaking, what the mechanism determines is that: i) the price paid be based on the quantity of recoverable sugar effectively delivered and not on the quantity of sugar cane; ii) the price paid will reflect the average prices of the derivates of sugarcane traded in the State of São Paulo, implying the sharing of market risk between mills and sugarcane farmers; and iii) the price paid observes a linearity of delivery of sugarcane during the harvest, hindering the farmers from benefiting

14

by delivering at specific times during the harvest. For purposes of the CONSECANA system, the harvest begins on April 1 of each year and ends on March 31 of the following year.
▪
The ATR price is obtained from an assessment of the average prices of the derivates of sugarcane practiced in the State of São Paulo, through a primary survey developed by the CEPEA (Center for Advanced Studies on Applied Economics) of the ESALQ/USP (College of Agriculture “Luiz de Queiroz” of the University of São Paulo). In this survey, the prices are assessed in the PVU form (unit selling price, without taxes and freight) for 9 products (1. white sugar for the domestic market (ABMI), 2. white sugar for the export market (ABME), 3. VHP sugar (AVHP), 4. anhydrous fuel ethanol (AAC), 5. hydrous fuel ethanol (AHC), 6. anhydrous industrial ethanol (AAI), 7. hydrous industrial ethanol (AHI), 8. anhydrous export ethanol (AAE), and 9. hydrous export ethanol (AHE)). For each one of these average prices the share factor of raw material in the composition of the product is applied (stipulated by the CONSECANA as being 59.5% in sugar and 62.1% in ethanol) and subsequently the factor for conversion of the finished product in the ATR (1.0495 kg of ATR for each kg of white sugar, 1.0453 kg of ATR for each kg of VHP sugar, 1.7651 kg of ATR for each liter of anhydrous ethanol and 1.6913 kg of ATR for each liter of hydrous ethanol). After conversion of all of the prices of products into ATR prices, a weighted average of all of the products is calculated, according to the trading curve and the production mix for these products in the last three harvest years (at the end of each harvest, these curves are adjusted for the effective harvest mix) and this weighted average is the price to be paid for the ATR. Month by month, throughout the harvest, the accumulated average price is altered, and the effective price for the month is recalculated.

▪
A practical construal of the CONSECANA rules is presented in the following example: a supplier delivers sugarcane to a mill throughout the month of April. Upon receiving the sugarcane, lab tests determine the quantity of ATR (totally recoverable sugar) contained in the sugarcane. This quantity of ATR is the product effectively “purchased” by the mill. As an illustration, assuming that the supplier has delivered 1,000 tons of sugarcane with an ATR of 140kg per ton and that, according to the CONSECANA, the price of the ATR is R$0.25 per kilogram, for this delivery the mill would record a cost of acquired sugarcane of 140kg x R$0.25/kg = R$35. The accounting entry would be a debit to inventory for the cost of sugarcane of R$35, and a credit to accounts payable to sugarcane suppliers. The mill would pay monthly in spot cash 80% of the amount purchased in the month, i.e., R$28 as a credit to the cash account and would withhold the remaining 20% (R$7), leaving the suppliers account outstanding in this amount for settlement at the end of the harvest, according to the variance of the ATR price.

▪
Assuming that in the month of May the ATR price had risen to R$0.28 per kg and the average accumulated price had been adjusted to R$0.27, and that the mill purchases another 1,000 tons of sugarcane from the same supplier with an ATR of 140kg, the following accounting and financial events would occur: i) a debit entry to inventory, cost of sugarcane, of R$39.2 (140kg x R$0.28/kg), with a credit to the supplier, on account of the purchase in May; ii) a debit of R$1.40 to inventory, cost of sugarcane, with a credit to suppliers, to adjust the price of all of the sugarcane purchased to-date (280 kg x R$0.27/kg = R$75.6 – R$35 – R$39.2 = R$1.4); iii) payment of 80% of the amount purchased in the month, of R$31.36, with a debit to the supplier, maintaining the remaining 20% outstanding in accounts payable.

15

▪
The same procedure described above would be carried out month per month, i.e., each month paying for 80% of the sugarcane delivered in the month, at the price for the month, and correcting the cost of 100% of the sugarcane delivered to-date at the price accumulated up to the month. This procedure continues up to the month of October. In November, without any alteration from the costing standpoint, there is an alteration from the cash standpoint: of the entire amount withheld (20% per month), one fifth is paid in this month and so forth, month per month, in the same way, until final settlement is made in the month of March after disclosure by the CONSECANA of the final ATR prices. In such month, according to the trend of the prices of sugar and of ethanol and the final curves (mix and velocity) for trading of the harvest, either overpayments or underpayments to the supplier may occur. This difference will be adjusted in the cost for the same fiscal year and the amount payable, if greater, will be settled financially, and if lower will result in an advance to the supplier, with adjustment of the amounts payable in the following fiscal year.

▪
In order to see how the pricing is conducted monthly for sugarcane acquired in the month, as well as the accounting adjustments in costs for the entire harvest, it is worth reproducing the content of CONSECANA Circular No. 6/07, with the ATR prices for July 2007:

Circular No. 6/07 – July 31, 2007

We set forth below the average price per kg of ATR for purposes of issuance of the Receiving Tax Bill for sugarcane delivered during the month of July 2007. The average price per kg of ATR for the month of JULY is R$ 0.2569.

The billing price for sugar in the domestic and export markets, and the prices of anhydrous and hydrous ethanol shipped to the domestic and export markets, as assessed by the ESALQ/CEPEA, in the months from APRIL to JULY, and JULY to-date, are shown below.

Month	ABMI	ABME	AVHP	AAC	AHC	AAI	AHI	AAE	AHE
April	33.87	27.85	22.04	1,072.57	940.51	1,215.29	1,075.38	960.16	940.13
May	28.56	25.20	19.73	883.78	690.84	1,055.34	836.54	746.49	693.14
June	24.94	22.61	18.14	675.07	587.86	791.23	671.90	691.01	731.93
July	24.34	22.06	17.75	668.53	583.99	777.75	674.64	656.33	665.09
July to-date	27.94	23.36	19.09	828.23	708.86	961.50	822.70	702.86	727.52

The prices of Domestic Market Sugar (ABMI) and of anhydrous and hydrous ethanol intended for industry (AAI and AHI), include taxes, while the prices for sugar for the export market (ABME and AVHP) and of anhydrous and hydrous fuel ethanol intended for the export market, are net (PVU/PVD).

The average net prices per kg of the ATR, in R$/kg, by product, obtained for the months from APRIL to JULY, and JULY to-date, calculated based information contained  in Circular No. 01/07, are the following:

Month	ABMI	ABME	AVHP	AAC	AHC	AAI	AHI	AAE	AHE
April	0.3153	0.3220	0.2558	0.3774	0.3453	0.3880	0.3617	0.3378	0.3452
May	0.2659	0.2913	0.2290	0.3109	0.2537	0.3369	0.2787	0.2626	0.2545
June	0.2322	0.2614	0.2106	0.2375	0.2158	0.2526	0.2239	0.2431	0.2687
July	0.2266	0.2550	0.2060	0.2352	0.2144	0.2483	0.2248	0.2309	0.2442
July to-date	0.2601	0.2701	0.2215	0.2914	0.2603	0.3070	0.2741	0.2473	0.2671

Month	Average Price per kg of ATR
	Month	Accumulated
April	0.3217	0.3217
May	0.2632	0.2899
June	0.2299	0.2687
July	0.2243	0.2569

16

Source: Consecana.

▪
Let us take as a base the track of VHP sugar: its average price at the mill (without freight) accumulated in the harvest (April to July), according to the survey, was R$19.09 per 50 kg bag, or, considering an average dollar rate in the period (average of the daily closings of the PTAX 800 quote) of R$1.9337, of US¢8.96 per lb. Thus, by dividing the amount of R$19.09 per 50 kg bag, one arrives at R$0.3817 per kg. Multiplying by the tax factor of 1.01964 (Consecana Circular No. 03/06), then dividing by the factor for conversion of VHP sugar into ATR, of 1.0453, and multiplying by the percentage of share of the raw material, of 59.5%, one arrives at the price per kg of ATR (VHP base) of R$0.2215. Thus, if the State of São Paulo were to produce and trade only VHP sugar as a sugarcane derivate, the price of the ATR would be R$0.2215 per kg. However, following the estimated mix for the 2007/08 harvest (Consecana Circular No. 01/07), VHP sugar would contribute with only 25.22% of the weight in the calculation of the price of the ATR, and so the ATR amount accumulated up to July/08 is R$0.2569 per kg. This is the amount that is recognized in the calculation of the cost of sugarcane from suppliers acquired in the period, whether in the form of sugar and ethanol inventory on July 31, 2007, or already realized in the form of cost of goods sold in the results for 1Q’08.

G. Guidance for FY’07

This section contains guidance by variance range of certain key parameters for the company, containing right from not-so-relevant variances of less than 5% in the company’s present stage, going to average variances of up to 15%, relevant variances up to 30% and major variances of over 30%. In addition, the other sections of this financial letter may also contain projections on the terms of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These projections and guidance are only estimates, and are no assurance of any future results. Investors are alerted that any projections and guidance are subject to a number of risks, uncertainties and market-related factors we well as to the operating context of Cosan and of its subsidiaries, and could cause material differences in the explicit or implicit future results for these projections. Although Cosan believes that, based on information presently available for its administrative officers, the expectations and assumptions used in the projections and guidance below are reasonable, Cosan cannot guarantee any future event or result. Cosan does not assume any obligation of updating any of the mentioned projections.

				Changes
				from
				previous
Guidance	2006 FY	2007FY	2008FY	guidance
FX Rate - EoP (R$:US$)	2.0892	2.0339	=	-
Crushed Cane Volume (thousand tons)	27,891	36,154	▲	-
Sugar Volume Sold (thousand tons)	2,469	3,241	=	-
Ethanol Volume Sold (million liters)	1,016	1,322	▲	-
Avg. Sugar Price (R$/ton)	603	683	▼▼	-
Avg Ethanol Price (R$/thousand liter)	844	897	▼▼	-
Revenues (R$MM)	2,478	3,605	▼▼	-
COGS (R$MM)	1,721	2,481	▼	-
EBITDA (R$MM)	518	928	▼▼▼	-
Net Profit/Loss (R$MM)	(65)	357	▼▼▼	-
Operating Capex (R$MM)	209	167	▲▲▲	-

17

Consolidated Companies
Cosan Operadora Portuária S.A.	90.0%
Administ. de Participações Aguassanta Ltda.	91.5%
Usina da Barra S.A. Açúcar e Álcool	98.4%
Agrícola Ponte Alta S.A.	98.4%
Cosan International Universal Corporation	100.0%
Cosan Finance Limited	100.0%
Cosan Distribuidora de Combustíveis Ltda.	99.9%
Cosan S.A. Bioenergia	100.0%
Corona Bioenergia S.A.	98.4%
Barra Bioenergia S.A.	98.4%
FBA Bioenergia S.A.	98.4%
DaBarra Alimentos Ltda.	98.4%
Bomfim Nova Tamoio - BNT Agrícola Ltda.	98.4%
Grançucar S.A. Refinadora de Açúcar	100.0%
Etanol Participações S.A.	33.3%
Cosan Centroeste S.A. Açúcar e Álcool	100.0%

H. Financial Statements
▪
The consolidated financial statements have been prepared based on basic principles of consolidation, observing the provisions contained in the Brazil Corporations Law and in accordance with CVM Instruction No. 247/96.

▪
The consolidation process includes the following principal procedures: i) elimination of the asset and liability accounts maintained between the consolidated companies, ii) elimination of the investments in proportion to the controlling company’s participation in the net equities of the controlled subsidiaries, iii) elimination of the balances of revenues and expenses deriving from transactions between the consolidated companies, and iv) elimination of unrealized profits deriving from transactions between the consolidated companies. The companies that constitute the Cosan group and that had their financial statements consolidated are show in the table to the left.

18

Income Statement	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In million of reais)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Gross Operating Revenue	2,048.3	2,702.4	3,902.9	549.4	721.7	818.0	1,014.7	1,084.3	1,048.5	755.4	636.4
(-) Sales Taxes and Deductions	(147.9)	(224.5)	(297.8)	(46.5)	(65.2)	(70.6)	(70.6)	(76.2)	(77.7)	(73.3)	(44.7)
(=) Net Operating Revenue	1,900.4	2,477.9	3,605.1	502.9	656.5	747.5	944.1	1,008.1	970.8	682.1	591.7
(-) Cost of Goods Sold and Services Rendered	(1,338.5)	(1,721.3)	(2,481.1)	(347.2)	(447.7)	(507.3)	(576.0)	(713.1)	(680.2)	(511.8)	(548.0)
(=) Gross Profit	561.8	756.6	1,123.9	155.7	208.8	240.2	368.2	294.9	290.6	170.3	43.7
Margin	29.6%	30.5%	31.2%	31.0%	31.8%	32.1%	39.0%	29.3%	29.9%	25.0%	7.4%
(-) Operating Income (Expenses):	(528.5)	(819.1)	(558.6)	(167.4)	(265.0)	(234.7)	(351.2)	(109.7)	(196.7)	98.9	(24.6)
(-) Selling	(171.7)	(217.1)	(282.0)	(53.2)	(53.7)	(46.4)	(60.1)	(75.6)	(71.2)	(75.2)	(61.1)
(-) General and Administrative	(121.9)	(150.0)	(246.2)	(35.0)	(35.4)	(44.9)	(46.3)	(49.4)	(52.8)	(97.7)	(57.0)
(-) Financial Income (Expenses), Net	(102.0)	(245.2)	158.0	(49.1)	(87.6)	(85.4)	(185.7)	27.7	(17.6)	333.6	150.8
(±) Earnings (Losses) on Equity Investments	-	0.6	(0.1)	0.3	0.2	0.1	0.3	0.1	0.1	(0.5)	0.1
(-) Goodwill Amortization	(93.2)	(142.8)	(223.7)	(29.2)	(29.3)	(50.0)	(56.4)	(55.6)	(55.9)	(55.9)	(56.0)
(±) Other Operating Income (Expenses), Net	(39.7)	(11.8)	35.3	(1.3)	(9.0)	(5.5)	(3.0)	43.1	0.7	(5.4)	(1.5)
(-) Expenses with Placement of Shares	-	(52.8)	-	-	(50.2)	(2.6)	-	-	-	-	-
(=) Operating Income (Loss)	33.3	(62.5)	565.3	(11.7)	(56.1)	5.5	17.0	185.3	93.9	269.1	19.1
Margin	1.8%	-2.5%	15.7%	-2.3%	-8.6%	0.7%	1.8%	18.4%	9.7%	39.5%	3.2%
(±) Non-operating Result, Net	2.7	(1.0)	2.0	0.4	(0.9)	2.1	1.2	0.3	0.1	0.4	3.0
(=) Income (Loss) before Taxes	36.0	(63.5)	567.3	(11.3)	(57.0)	7.6	18.2	185.6	94.0	269.5	22.1
(±) Income and Social Contribution Taxes	(22.2)	5.8	(203.9)	(4.8)	16.3	(2.6)	(11.2)	(60.1)	(30.0)	(102.5)	(9.0)
(±) Minority Interest	3.3	(6.9)	(6.2)	(0.2)	(0.5)	(5.8)	(1.6)	(1.8)	(0.6)	(2.3)	0.6
(=) Net Income (Loss) for the Year	17.1	(64.6)	357.3	(16.3)	(41.2)	(0.9)	5.4	123.8	63.4	164.7	13.7
Margin	0.9%	-2.6%	9.9%	-3.3%	-6.3%	-0.1%	0.6%	12.3%	6.5%	24.2%	2.3%
● EBITDA	340.9	517.7	928.0	107.1	132.8	168.5	329.1	272.6	197.9	128.4	49.5
Margin	17.9%	20.9%	25.7%	21.3%	20.2%	22.5%	34.9%	27.0%	20.4%	18.8%	8.4%
● EBITDAH (Ebitda adjusted by Hedge)	275.6	308.6	853.7	75.7	88.1	56.4	203.2	280.9	233.2	136.4	133.3
Margin	15.0%	13.6%	24.2%	16.0%	14.4%	8.9%	24.8%	27.6%	23.2%	19.8%	19.7%
● EBIT	228.6	377.8	631.1	66.3	110.8	143.5	258.8	213.1	167.3	(8.1)	(75.9)
Margin	12.0%	15.2%	17.5%	13.2%	16.9%	19.2%	27.4%	21.1%	17.2%	-1.2%	-12.8%
●Depreciation & Amortization	112.3	139.9	297.0	40.9	22.1	25.0	70.3	59.5	30.6	136.5	125.4
Balance Sheet	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In million of reais)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Cash and Cash Equivalents	35.2	61.0	643.8	82.0	62.2	61.0	176.2	56.7	976.8	643.8	579.0
Marketable Securities	3.9	770.5	573.3	3.5	420.4	770.5	633.6	345.7	303.7	573.3	237.4
Trade Accounts Receivable	119.1	212.6	112.3	124.4	156.1	212.6	232.2	277.4	212.1	112.3	140.4
Derivative Financial Instruments	0.9	288.6	37.6	29.3	-	288.6	72.8	15.2	8.5	37.6	94.0
Inventories	339.8	390.8	503.4	806.1	587.3	390.8	876.2	1,221.2	857.9	503.4	790.2
Advances to Suppliers	94.6	132.7	211.4	95.5	102.6	132.7	167.3	174.2	184.0	211.4	308.6
Related Parties	44.8	0.0	-	-	-	0.0	0.1	-	0.1	-	-
Deferred Income and Social Contribution Taxes	14.2	41.4	38.1	16.7	14.1	41.4	58.3	56.9	144.9	38.1	26.9
Other Assets	61.4	115.7	104.9	92.0	72.1	115.7	133.3	124.7	121.7	104.9	94.2
Current Assets	713.9	2,013.4	2,224.7	1,249.6	1,414.8	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8
Accounts Receivable from Federal Government	-	-	318.4	-	-	-	-	-	-	318.4	318.4
Marketable Securities	1.2	0.1	-	1.1	1.2	0.1	-	-	-	-	-
Related Parties	0.6	-	0.0	-	-	-	-	0.0	0.1	0.0	0.0
CTN's-Restricted Brazilian Treasury Bills	47.0	104.9	123.3	52.7	56.8	104.9	109.6	114.0	119.2	123.3	127.8
Deferred Income and Social Contribution Taxes	51.5	361.8	242.5	56.8	87.9	361.8	342.9	299.3	214.0	242.5	261.6
Other Assets	15.8	99.4	112.3	16.5	14.0	99.4	96.5	93.7	112.9	112.3	108.1
Investments	13.1	13.4	93.2	13.4	13.5	13.4	13.6	13.6	13.7	93.2	13.8
Property, Plant and Equipment	1,481.6	1,656.4	2,013.1	1,193.7	1,256.0	1,656.4	1,603.7	1,600.3	1,732.1	2,013.1	2,076.7
Goodwill	357.6	1,353.0	1,133.2	352.8	467.3	1,353.0	1,300.5	1,245.0	1,189.1	1,133.2	-
Deferred Charges	2.4	2.3	2.6	2.4	2.3	2.3	2.4	2.3	2.2	2.6	1,149.8
Noncurrent Assets	1,970.9	3,591.3	4,038.6	1,689.3	1,899.1	3,591.3	3,469.1	3,368.2	3,383.2	4,038.6	4,056.2
(=) Total Assets	2,684.8	5,604.8	6,263.4	2,938.9	3,313.9	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0
Loans and Financings	38.1	68.8	89.0	441.0	54.9	68.8	75.0	73.4	75.9	89.0	116.5
Derivatives Financial Instruments	3.2	65.4	35.5	-	-	65.4	32.5	20.5	2.5	35.5	48.0
Trade Accounts Payable	94.9	201.7	113.8	218.2	146.7	201.7	379.6	348.0	197.2	113.8	315.2
Salaries Payable	30.1	49.7	63.3	52.8	22.7	49.7	77.2	92.0	37.5	63.3	91.7
Taxes and Social Contributions Payable	88.1	111.1	126.2	72.8	129.0	111.1	134.8	107.3	114.8	126.2	131.5
Advances from Customers	188.1	79.2	49.4	51.7	49.7	79.2	55.1	98.4	83.2	49.4	41.0
Promissory Notes	14.6	55.8	1.3	39.7	43.8	55.8	41.0	37.8	3.7	1.3	1.3
Related Parties	1.4	0.1	0.7	0.0	0.0	0.1	0.1	0.7	-	0.7	-
Deferred Income and Social Contribution Taxes	4.9	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Dividends Proposed	-	-	75.8	-	-	-	-	-	-	75.8	75.8
Other Liabilities	30.8	32.8	31.4	58.2	21.7	32.8	64.7	64.9	27.2	31.4	11.5
Current Liabilities	494.1	670.0	591.7	939.9	473.9	670.0	865.3	848.4	547.5	591.7	838.1
Loans and Financing	798.4	2,002.7	2,770.4	792.5	787.5	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1
Taxes and Social Contributions Payable	217.4	446.9	338.5	223.6	216.5	446.9	435.2	355.8	346.2	338.5	336.5
Related Parties	0.6	1.4	-	1.3	1.2	1.4	1.4	1.7	-	-	-
Promissory Notes	48.1	12.7	-	38.3	12.4	12.7	3.6	-	-	-	-
Provision for Contingencies	245.9	907.4	728.0	325.9	372.3	907.4	886.5	705.4	717.4	728.0	741.0
Advances from Customers	80.8	86.9	49.5	72.1	61.7	86.9	89.6	87.1	42.5	49.5	15.6
Deferred Taxes on Revaluation Reserves	25.2	40.8	33.4	25.2	24.0	40.8	39.0	37.2	35.4	33.4	30.9
Other Liabilities	7.8	66.5	100.6	4.4	3.5	66.5	62.0	62.0	62.4	100.6	109.6
Noncurrent Liabilities	1,424.3	3,565.4	4,020.4	1,483.4	1,479.3	3,565.4	3,577.6	3,289.9	4,072.5	4,020.4	3,824.7
Minority Shareholders' Interest	3.5	14.0	20.2	3.9	4.4	14.0	15.6	17.4	17.9	20.2	19.6
Capital	301.0	1,185.8	1,192.7	300.0	1,185.8	1,185.8	1,185.8	1,185.8	1,192.7	1,192.7	1,192.7
Revaluation Reserves	326.6	195.9	195.0	196.6	196.2	195.9	195.6	195.4	195.2	195.0	194.7
Legal Reserve	7.1	-	16.0	4.7	4.7	-	-	-	-	16.0	16.0
Reserve for New Investments and Upgrading	-	-	227.3	-	-	-	-	-	-	227.3	227.3
Accumulated losses	128.2	(26.2)	-	10.5	(30.3)	(26.2)	(20.6)	103.4	167.0	-	13.9
Shareholders' Equity	762.9	1,355.4	1,631.0	511.7	1,356.3	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7
(=) Total Liabilities & Shareholders' Equity	2,684.8	5,604.8	6,263.4	2,938.9	3,313.9	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0
*The inter-harvest maintenance costs has been reclassified from inventory to PP&E in agreement with the Technical Instruction n. 01/2006 from IBRACON.
** The judicial deposits balance has been reclassified as deduction to provision for contingencies, inaccordance with Deliberation n. 488/05 from CVM.

19

Cash Flow Statement	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In millions of reais)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Net Income (Loss) for the Year	17,1	(64,6)	357,3	(16,3)	(41,2)	(0,9)	5,4	123,8	63,4	164,7	13,7
Non-cash Adjustments:
Depreciation & Amortization	112,3	139,9	297,0	40,9	22,1	25,0	70,3	59,5	30,6	136,5	125,4
Goodwill Amortization	93,2	142,8	223,7	29,2	29,3	50,0	56,4	55,6	55,9	55,9	56,0
Accrued Financial Expenses	22,3	48,7	(190,6)	21,3	44,0	(14,2)	91,2	(1,8)	65,0	(344,9)	(103,0)
Other Non-cash Items	17,0	(19,5)	128,2	0,6	(18,6)	(6,3)	8,7	4,6	(6,5)	121,4	(7,4)
(=) Adjusted Net Profit (Loss)	262,0	247,4	815,5	75,6	35,6	53,6	231,9	241,7	208,4	133,5	84,5
(±) Decrease (Increase) in Assets	(88,8)	(366,5)	165,0	(263,9)	202,9	(177,0)	(269,9)	(263,8)	356,6	342,1	(441,8)
(±) Increase (Decrease) in Liabilities	15,1	51,7	(237,2)	43,8	(142,7)	73,8	204,6	(232,7)	(264,3)	55,3	217,1
(=) Cash Flow from Operating Activities	188,3	(67,4)	743,3	(144,5)	95,8	(49,6)	166,6	(254,8)	300,7	530,8	(140,2)
Marketable Securities	40,8	(766,6)	197,2	1,5	(417,0)	(350,1)	136,9	287,9	42,0	(269,6)	338,7
Goodwill Paid in Equity Investment Acquisitions	(101,2)	(536,1)	(3,7)	-	-	(536,1)	(3,7)	-	-	-	(1,8)
Acquisition of Investments	(8,3)	-	(80,0)	(0,0)	(61,0)	61,0	-	-	(0,0)	(80,0)	(2,1)
Acquisition of Property, Plant and Equipment	(200,2)	(208,9)	(683,5)	(23,4)	(26,6)	(109,0)	(84,4)	(122,7)	(111,2)	(365,1)	(170,3)
Additions to Deferred Charges and Others	-	0,2	(0,6)	-	(0,1)	(0,1)	(0,2)	(0,0)	(0,0)	(0,4)	(0,1)
(=) Cash Flow from Investment Activities	(268,8)	(1.511,4)	(570,7)	(21,9)	(504,6)	(934,3)	48,5	165,2	(69,3)	(715,1)	164,3
Gross Indebtedness	1.304,3	1.878,8	854,7	371,7	85,9	1.162,7	3,2	46,3	852,1	(47,0)	6,3
Payments of Principal and Interest on Debt	(1.319,4)	(1.159,9)	(375,6)	(193,5)	(582,7)	(180,0)	(103,2)	(76,2)	(170,3)	(25,9)	(95,2)
Capital Increase	64,4	885,8	6,9	-	885,8	-	-	-	6,9	-	-
Proposed Dividends	(1,6)	-	(75,8)	-	-	-	-	-	-	(75,8)	-
(=) Cash Flows from Financing Activities	47,7	1.604,6	410,2	178,2	389,0	982,8	(100,0)	(29,9)	688,7	(148,7)	(88,9)
(=) Total Cash Flow	(32,8)	25,8	582,8	11,9	(19,8)	(1,2)	115,2	(119,5)	920,1	(333,0)	(64,8)
(+) Cash & Equivalents, Beginning	68,0	35,2	61,0	70,2	82,0	62,2	61,0	176,2	56,7	976,8	643,8
(=) Cash & Equivalents, Closing	35,2	61,0	643,8	82,0	62,2	61,0	176,2	56,7	976,8	643,8	579,0
Credit Statistics (LTM)	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In million of reais)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Net Operating Revenues	1.900,4	2.477,9	3.605,1	1.925,8	2.193,7	2.477,9	2.851,0	3.356,2	3.670,4	3.605,1	3.252,7
● Gross Profit	561,8	756,6	1.123,9	565,9	671,9	756,6	972,9	1.112,1	1.193,9	1.123,9	799,5
● EBITDA	340,9	517,7	928,0	357,0	424,1	517,7	737,5	903,0	968,1	928,0	648,5
● EBIT	228,6	377,8	631,1	222,8	290,1	377,8	579,3	726,0	782,6	631,1	296,4
● Net Financial Expenses	102,0	245,2	(158,0)	66,9	187,5	245,2	407,8	331,0	261,0	(158,0)	(494,5)
● Net Profit	17,1	(64,6)	357,3	2,3	(62,4)	(64,6)	(53,0)	87,1	191,7	357,3	365,6
Liquid Funds	180,7	1.124,2	1.607,0	233,7	642,1	1.124,2	1.141,7	745,7	1.638,7	1.607,0	1.307,9
● Cash & Marketable Securities	39,1	831,5	1.217,1	85,5	482,6	831,5	809,8	402,4	1.280,5	1.217,1	816,4
● Advances to Suppliers	94,6	132,7	211,4	95,5	102,6	132,7	167,3	174,2	184,0	211,4	308,6
● CTN's-Brazilian Treasury Bills	47,0	104,9	123,3	52,7	56,8	104,9	109,6	114,0	119,2	123,3	127,8
● Land related to the Debentures	-	55,1	55,1	-	-	55,1	55,1	55,1	55,1	55,1	55,1
Short-Term Debt	242,2	204,3	140,3	532,4	148,4	204,3	171,5	210,7	163,1	140,3	158,8
● Loans and Financings	38,1	68,8	89,0	441,0	54,9	68,8	75,0	73,4	75,9	89,0	116,5
● Debentures	-	0,5	-	-	-	0,5	0,4	0,4	0,4	-	-
● Advances from Customers	188,1	79,2	49,4	51,7	49,7	79,2	55,1	98,4	83,2	49,4	41,0
● Promissory Notes	14,6	55,8	1,3	39,7	43,8	55,8	41,0	37,8	3,7	1,3	1,3
● Related Parties	1,4	0,1	0,7	0,0	0,0	0,1	0,1	0,7	-	0,7	-
Long-Term Debt	927,9	2.158,8	2.875,0	904,3	862,8	2.158,8	2.209,9	2.184,5	2.966,2	2.875,0	2.661,8
● Loans and Financings	798,4	2.002,7	2.770,4	792,5	787,5	2.002,7	2.060,2	2.040,6	2.868,7	2.770,4	2.591,1
● Debentures	-	55,1	55,1	-	-	55,1	55,1	55,1	55,1	55,1	55,1
● Advances from Trading Co's	80,8	86,9	49,5	72,1	61,7	86,9	89,6	87,1	42,5	49,5	15,6
● Promissory Notes	48,1	12,7	-	38,3	12,4	12,7	3,6	-	-	-	-
● Related Parties	0,6	1,4	-	1,3	1,2	1,4	1,4	1,7	-	-	-
Total Debt	1.170,1	2.363,1	3.015,3	1.436,7	1.011,2	2.363,1	2.381,4	2.395,2	3.129,4	3.015,3	2.820,7
Net Debt	989,4	1.238,8	1.408,3	1.203,0	369,1	1.238,8	1.239,7	1.649,5	1.490,7	1.408,3	1.512,8
● Net Debt excl. PESA/Debentures	799,9	863,5	1.028,3	1.005,3	160,8	863,5	860,3	1.267,4	1.112,1	1.028,3	1.131,4
Current Assets	713,9	2.013,4	2.224,7	1.249,6	1.414,8	2.013,4	2.350,1	2.272,0	2.809,6	2.224,7	2.270,8
Current Liabilities	494,1	670,0	591,7	939,9	473,9	670,0	865,3	848,4	547,5	591,7	838,1
Shareholders' Equity	762,9	1.355,4	1.631,0	511,7	1.356,3	1.355,4	1.360,8	1.484,6	1.554,9	1.631,0	1.644,7
Capex - Property, Plant and Equipment	268,8	1.511,4	570,7	(143,3)	561,4	1.511,4	1.412,3	1.225,2	789,9	570,7	455,0
● Capex - Operational	122,0	208,9	475,1	151,3	137,2	208,9	243,2	302,6	354,4	475,1	526,9
EBITDA Margin	17,9%	20,9%	25,7%	18,5%	19,3%	20,9%	25,9%	26,9%	26,4%	25,7%	19,9%
● Gross Profit Margin	29,6%	30,5%	31,2%	29,4%	30,6%	30,5%	34,1%	33,1%	32,5%	31,2%	24,6%
● EBIT Margin	12,0%	15,2%	17,5%	11,6%	13,2%	15,2%	20,3%	21,6%	21,3%	17,5%	9,1%
● Net Profit Margin	0,9%	-2,6%	9,9%	0,1%	-2,8%	-2,6%	-1,9%	2,6%	5,2%	9,9%	11,2%
Net Debt ÷ Shareholders' Equity
● Net Debt %	56,5%	47,8%	46,3%	70,2%	21,4%	47,8%	47,7%	52,6%	48,9%	46,3%	47,9%
● Shareholders' Equity %	43,5%	52,2%	53,7%	29,8%	78,6%	52,2%	52,3%	47,4%	51,1%	53,7%	52,1%
Net Debt excl. PESA ÷ Equity
● Net Debt excl. PESA %	51,2%	38,9%	38,7%	66,3%	10,6%	38,9%	38,7%	46,1%	41,7%	38,7%	40,8%
● Shareholders' Equity %	48,8%	61,1%	61,3%	33,7%	89,4%	61,1%	61,3%	53,9%	58,3%	61,3%	59,2%
Long-Term Payable Debt to Equity Ratio	0,9x	0,5x	0,9x	1,3x	0,4x	0,5x	0,5x	0,5x	1,0x	0,9x	0,8x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	1,4x	3,0x	3,8x	1,3x	3,0x	3,0x	2,7x	2,7x	5,1x	3,8x	2,7x
Net Debt ÷ EBITDA	2,9x	2,4x	1,5x	3,4x	0,9x	2,4x	1,7x	1,8x	1,5x	1,5x	2,3x
● Net Debt excl. PESA ÷ EBITDA	2,3x	1,7x	1,1x	2,8x	0,4x	1,7x	1,2x	1,4x	1,1x	1,1x	1,7x
● Short-Term Net Debt ÷ EBITDA	0,7x	0,4x	0,2x	1,5x	0,3x	0,4x	0,2x	0,2x	0,2x	0,2x	0,2x
Net Debt ÷ (EBITDA - Capex)	13,7x	-1,2x	3,9x	2,4x	-2,7x	-1,2x	-1,8x	-5,1x	8,4x	3,9x	7,8x
● Net Debt ÷ (EBITDA - Operational Capex)	4,5x	4,0x	3,1x	5,9x	1,3x	4,0x	2,5x	2,7x	2,4x	3,1x	12,4x
Interest Cover (EBITDA ÷ Net Financial Exp.)	3,3x	2,1x	-5,9x	5,3x	2,3x	2,1x	1,8x	2,7x	3,7x	-5,9x	-1,3x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2,1x	1,3x	-2,9x	3,1x	1,5x	1,3x	1,2x	1,8x	2,4x	-2,9x	-0,2x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	10,3%	19,8%	-11,2%	5,6%	50,8%	19,8%	32,9%	20,1%	17,5%	-11,2%	-32,7%

20

I. Cosan Limited
▪
As of July 31, 2007, Cosan Limited had no operational assets or liabilities. The corporate restructuring through which Cosan Limited became Cosan S.A.’s controlling shareholder (with 51% of its capital stock) was completed on August 1, 2007. In addition, Cosan Limited’s IPO was priced on August 16, 2007. Therefore, Cosan Limited has no operations or financial results for 1Q’08.

▪
Assuming that Cosan Limited had 51% of Cosan S.A.’s shares at the beginning of 1Q’08, its operations and financial results would have been the same as those of Cosan S.A., except for adjustments related to minority interest. Therefore, we have presented financial statements of Cosan S.A. prepared in accordance with US GAAP and in US dollars.

▪
The US GAAP financial statements presented below have been prepared in accordance with the applicable rules of the U.S. Securities and Exchange Commission. The companies that constitute the Cosan Group and that had their financial statements consolidated are show in the table to the left.

	Income Statement	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
	(In millions of U.S. dollars)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
	Net sales	644.4	1,096.6	1,679.1				425.0				301.3
	(-) Cost of goods sold	(456.6)	(796.3)	(1,191.3)				(263.3)				(288.2)
	(=) Gross profit	187.8	300.3	487.8				161.8				13.1
	(-) Selling expenses	(57.8)	(97.8)	(133.8)				(27.9)				(32.0)
	(-) General and administrative expenses	(40.0)	(72.0)	(121.1)				(21.9)				(30.1)
	(=) Operating income (loss)	90.0	130.5	232.9				112.0				(49.0)
	Operating margin	14.0%	11.9%	13.9%				26.3%				-16.3%
(-)	Other income (expense):
	Financial	(39.2)	(226.6)	289.4				22.8				53.7
	Other	(16.4)	(5.5)	16.3				(1.4)				(0.5)
(=)	Income (loss) before income taxes, equity in income
	of affiliates and minority interest	34.5	(101.6)	538.5				133.4				4.2
	(-) Income taxes expense (benefit)	(14.9)	29.7	(188.8)				(47.4)				(1.7)
(=)	Income (loss) before equity in income of affiliates and
	minority interest	19.6	(71.8)	349.7				86.0				2.5
	(±) Equity in income of affiliates	3.4	1.6	(0.0)				0.1				(0.2)
	(±) Minority interest in net (income) loss of subsidiaries	(0.4)	(2.6)	(3.2)				(0.8)				0.2
	(=) Net income (loss)	22.7	(72.8)	346.5				85.3				2.4
	Margin	3.5%	-6.6%	20.6%				20.1%				0.8%
●	EBITDA	118.4	222.7	433.3				146.9				25.7
	Margin	18.4%	20.3%	25.8%				34.6%				8.5%
●	EBIT	76.7	124.0	245.9				109.9				(49.6)
	Margin	11.9%	11.3%	14.6%				25.9%				-16.4%
●	Depreciation and amortization	41.7	98.6	187.4				37.0				75.2

21

Balance Sheet	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In millions of U.S. dollars)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Assets
Current assets:
Cash and cash equivalents	13.2	29.2	316.5				81.0				307.7
Restricted cash	0.4	63.0	17.7				1.2				49.2
Marketable securities	2.0	368.8	281.9				291.1				124.5
Trade accounts receivable, net	45.2	101.8	55.2				106.7				74.6
Inventories	122.2	187.2	247.5				402.6				415.9
Advances to suppliers	34.7	63.5	104.0				76.9				163.5
Deferred income taxes	12.8	74.8	-				37.6				-
Other current assets	62.2	72.0	116.8				84.6				93.5
	292.6	960.3	1,139.5				1,081.8				1,228.9
Noncurrent assets:
Property, plant and equipment, net	401.8	1,008.1	1,194.1				941.2				1,311.0
Goodwill	166.6	497.9	491.9				473.5				527.7
Intangible assets, net	30.3	98.9	94.0				93.2				99.7
Accounts Receivable from Federal Government	-	-	156.5				-				169.6
Other non-current assets	68.9	126.6	177.5				123.0				192.3
	667.7	1,731.4	2,113.9				1,630.9				2,300.3
(=) Total assets	960.2	2,691.8	3,253.4				2,712.7				3,529.1
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	33.6	96.6	55.9				174.4				166.6
Advances from customers	74.2	37.9	24.3				25.3				21.9
Taxes payable	31.3	40.0	57.5				49.7				64.8
Salaries payable	10.8	23.8	31.1				35.5				47.9
Current portion of long-term debt	7.6	46.6	36.1				46.3				51.8
Derivative financial instruments	34.4	133.4	9.8				44.0				15.0
Dividends payable	-	-	37.3				-				40.4
Other liabilities	15.9	18.9	22.2				32.6				10.2
	207.8	397.1	274.2				407.8				418.5
Long-term liabilities:
Long-term debt	314.7	941.7	1,342.5				933.0				1,357.2
Estimated liability for legal proceedings and labor claims
	101.7	462.2	379.2				433.4				417.8
Taxes payable	71.5	152.4	106.9				141.9				115.7
Advances from customers	31.9	41.6	24.3				41.2				8.3
Deferred income taxes	17.9	81.6	141.6				83.2				142.2
Other long-term liabilities	23.8	33.1	47.5				23.9				50.3
	561.6	1,712.7	2,042.0				1,656.6				2,091.5
Minority interest in consolidated subsidiaries	0.5	4.9	8.5				5.6				9.0
Shareholders' equity:
Common stock	181.4	525.2	535.1				525.2				535.1
Additional paid-in capital	103.5	161.4	160.9				163.0				162.6
Accumulated other comprehensive income	(66.7)	38.9	72.0				17.8				149.3
Retained earnings (losses)	(27.9)	(148.6)	160.6				(63.3)				163.1
Total shareholders' equity	190.3	577.0	928.7				642.7				1,010.1
(=) Total liabilities and shareholders' equity	960.2	2,691.8	3,253.4				2,712.7				3,529.1

22

Cash Flow Statement	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In millions of U.S. dollars)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Cash flow from operating activities:
Net income (loss) for the year/quarter	22.7	(72.8)	346.5				85.3				2.4
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	41.7	98.6	187.4				37.0				75.2
Deferred income and social contribution taxes	(2.3)	(53.0)	150.2				42.4				(8.6)
Interest, monetary and exchange variation	8.1	24.3	116.3				56.0				(53.1)
Minority interest in net income of subsidiaries	0.4	2.6	3.2				0.8				(0.2)
Others	9.8	15.9	(176.8)				3.6				5.8
	80.4	15.6	626.8				225.2				21.5
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(18.5)	(35.4)	48.2				(8.1)				(16.7)
Inventories	(20.7)	30.9	(54.1)				(222.9)				(147.8)
Advances to suppliers	(1.9)	(10.7)	(38.7)				(15.9)				(50.9)
Trade accounts payable	14.8	28.7	(43.2)				81.7				106.0
Derivative financial instruments	(16.0)	83.5	(155.0)				(86.0)				33.5
Taxes payable	(9.1)	(37.6)	(36.6)				2.3				(0.8)
Other assets and liabilities, net	(21.2)	11.0	(63.4)				17.4				11.1
	(72.8)	70.4	(342.8)				(231.6)				(65.6)
(=) Net cash provided by operating actitivities	7.6	86.0	284.0				(6.4)				(44.0)
● Cash flow from investing activities:
Restricted cash	5.1	(62.6)	47.0				59.2				(30.0)
Marketable securities	9.5	(366.9)	97.0				62.9	-	-	34.0	180.8
Acquisition of property, plant and equipment	(68.8)	(135.2)	(356.2)				(10.4)	-	-	(345.8)	(94.4)
Acquisitions, net of cash acquired	(8.5)	(260.9)	(39.4)				-	-	-	(39.4)	(1.1)
(=) Net cash used in investing actitivities	(62.7)	(825.5)	(251.6)				111.8	-	-	(363.4)	55.3
● Cash flow from financing activities:
Proceeds from issuance of common stock	23.3	383.1	3.2				-	-	-	3.2	-
Dividends Paid	(0.6)	-	-				-	-	-	-	-
Additions of long-term debts	539.0	899.3	424.6				1.5	-	-	423.1	-
Payments of long-term debts	(528.1)	(556.5)	(205.0)				(59.2)	-	-	(145.8)	(47.1)
(=) Net cash provided by financing actitivities	33.6	725.9	222.8				(57.7)	-	-	280.5	(47.1)
Effect of exchange rate changes on cash and cash
equivalents	12.8	29.6	32.1				4.0	-	-	28.1	27.0
(=) Net increase (decrease) in cash and cash equivalents
	(8.8)	16.1	287.3				51.8	-	-	235.6	(8.8)
(+) Cash and cash equivalents at beginning of year	21.9	13.2	29.2				29.2	-	-	81.0	316.5
(=) Cash and cash equivalents at end of year	13.2	29.2	316.5				81.0	-	-	316.5	307.7

Cash Flow Statement	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In millions of U.S. dollars)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
● Cash flow from operating activities:
Net income (loss) for the year/quarter	22.7	(72.8)	346.5				85.3				2.4
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	41.7	98.6	187.4				37.0				75.2
Deferred income and social contribution taxes	(2.3)	(53.0)	150.2				42.4				(8.6)
Interest, monetary and exchange variation	8.1	24.3	116.3				56.0				(53.1)
Minority interest in net income of subsidiaries	0.4	2.6	3.2				0.8				(0.2)
Others	9.8	15.9	(176.8)				3.6				5.8
	80.4	15.6	626.8				225.2				21.5
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(18.5)	(35.4)	48.2				(8.1)				(16.7)
Inventories	(20.7)	30.9	(54.1)				(222.9)				(147.8)
Advances to suppliers	(1.9)	(10.7)	(38.7)				(15.9)				(50.9)
Trade accounts payable	14.8	28.7	(43.2)				81.7				106.0
Derivative financial instruments	(16.0)	83.5	(155.0)				(86.0)				33.5
Taxes payable	(9.1)	(37.6)	(36.6)				2.3				(0.8)
Other assets and liabilities, net	(21.2)	11.0	(63.4)				17.4				11.1
	(72.8)	70.4	(342.8)				(231.6)				(65.6)
(=) Net cash provided by operating actitivities	7.6	86.0	284.0				(6.4)				(44.0)
● Cash flow from investing activities:
Restricted cash	5.1	(62.6)	47.0				59.2				(30.0)
Marketable securities	9.5	(366.9)	97.0				62.9				180.8
Acquisition of property, plant and equipment	(68.8)	(135.2)	(356.2)				(10.4)				(94.4)
Acquisitions, net of cash acquired	(8.5)	(260.9)	(39.4)				-				(1.1)
(=) Net cash used in investing actitivities	(62.7)	(825.5)	(251.6)				111.8				55.3
● Cash flow from financing activities:
Proceeds from issuance of common stock	23.3	383.1	3.2				-				-
Dividends Paid	(0.6)	-	-				-				-
Additions of long-term debts	539.0	899.3	424.6				1.5				-
Payments of long-term debts	(528.1)	(556.5)	(205.0)				(59.2)				(47.1)
(=) Net cash provided by financing actitivities	33.6	725.9	222.8				(57.7)				(47.1)
Effect of exchange rate changes on cash and cash
equivalents	12.8	29.6	32.1				4.0				27.0
(=) Net increase (decrease) in cash and cash equivalents
	(8.8)	16.1	287.3				51.8				(8.8)
(+) Cash and cash equivalents at beginning of year	21.9	13.2	29.2				29.2				316.5
(=) Cash and cash equivalents at end of year	13.2	29.2	316.5				81.0				307.7

23

Cosan Limited

Unaudited Balance Sheet

as of July 31, 2007 and April 30, 2007

B

COSAN LIMITED

UNAUDITED BALANCE SHEETS

July, 31 2007 and April 30, 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Balance Sheets at July 31, 2007 (Unaudited) and April 30, 2007	2
Notes to the Balance Sheets (Unaudited)	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the balance sheet of Cosan Limited as of July 31, 2007. This balance sheet is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the balance sheet referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with of the Public Company Accounting Oversight Board (United States), the balance sheet of Cosan Limited as of April 30, 2007 and in our report dated May 31, 2007, we expressed an unqualified opinion on that balance sheet . In our opinion, the information set forth in the accompanying balance sheet as of April 30, 2007, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Campinas, Brazil	ERNST & YOUNG
September 10, 2007	Auditores Independentes S.S.
CRC2SP015199/O-8

/s/ Luiz Carlos Nannini
Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

BALANCE SHEETS
July 31, 2007 and April 30, 2007
(In U.S. dollars, except otherwise mentioned)

	(Unaudited) July 31, 2007	April 30, 2007
Assets
Cash and cash equivalents	10.00	10.00
Total Assets	10.00	10.00

Stockholder’s Equity
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	10.00	10.00
Total Stockholder's Equity	10.00	10.00

2

COSAN LIMITED

NOTES TO THE UNAUDITED BALANCE SHEETS
(In U.S. dollars, except otherwise mentioned)

1.	Organization and Purpose

Cosan Limited was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its formation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan”).

Cosan Limited was formed to acquire all of the common shares of Cosan held by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, each company indirectly controlled by Mr. Rubens Ometto Silveira Mello.

2.	Presentation of the Consolidated Financial Statements

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

3.	Subsequent Event

On August 1, 2007, Cosan Limited became the controlling shareholder of Cosan S.A. Indústria e Comércio (“Cosan”) in which it holds 51% interest.

This operation was carried out by means of a corporate restructuring involving the Cosan’s former direct controlling shareholders, to wit, Usina Costa Pinto S.A. Açúcar e Álcool (“Usina Costa Pinto”) and Aguassanta Participações S.A. (“Aguassanta Participações”). Referred to shareholders contributed capital to Cosan Limited in the form of Cosan’s common shares, as stated below, thus becoming part of the Cosan’s indirect ownership structure:

Shareholder	Number of shares of Cosan’s issue contributed as capital to Cosan Limited	Interest held in Cosan
Usina Costa Pinto	30,010,278	15.89%
Aguassanta Participações	66,321,766	35.11%
	96,332,044	51.00%

3

COSAN LIMITED

NOTES TO THE UNAUDITED BALANCE SHEETS
 (In U.S. dollars, except otherwise mentioned)

3.	Subsequent Event - Continued

Subsequently, Aguassanta Participações proceeded with the corporate restructuring involving its interest held in Cosan Limited. As a result of this restructuring, the equity interest formerly held by Aguassanta Participações directly in Cosan Limited turned into indirect interest, by means of holding companies in Brazil and abroad. Upon completion of said corporate restructuring operation, Cosan Limited ownership structure – where Cosan Limited equity interest in Cosan S.A. Indústria e Comércio remained unaltered, corresponding to 51.6%, was as follows:

Shareholder	Class of shares	Number of shares	Interest
Usina Costa Pinto	B1	30,010,278	15.29%
Queluz Holdings Limited	B1	66,321,766	33.78%
Aguassanta Participações	A	5,000,000	2.55%
Other shareholders	A	95,000,000	48.39%
		196,332,044	100.00%

Cosan Limited shares owned by Usina Costa Pinto and Queluz Holdings Limited are Class B1 shares, which entitle their holders to 10 votes per share. Other shares are Class A shares, which entitle holders to 1 vote per share.

On August 16, 2007, Cosan Limited took part in a Global Initial Public Offering (IPO) at the New York Stock Exchange by offering 100,000,000 Class A shares. As of that date, Cosan Limited priced its IPO at US$10.50 per Class A share, equivalent to the amount of R$21.05.

In consonance with the IPO, Cosan Limited is conducting a public distribution of Brazilian Depositary Receipts (“BDRs”), which represent Class A shares and have been traded at the São Paulo Stock Exchange since August 17, 2007.

The referred to operation gave rise to questioning by the Brazilian Securities and Exchange Commission (“CVM”) which, in an Official Letter dated August 10, 2007 requested information of the Company’s Chairman and CEO about noncompliance with his loyalty duties and the possible usurpation of corporate opportunity under the terms of Brazilian legislation, especially as regards the conduct of activities abroad by Cosan Limited which could have been performed by Cosan itself.

4

On August 14, 2007, the Company’s Chairman and CEO informed CVM that his role in the corporate reorganization operation was and continues to be conducted pursuant to Brazilian laws.

5

COSAN LIMITED

NOTES TO THE UNAUDITED BALANCE SHEETS
 (In U.S. dollars, except otherwise mentioned)

3.	Subsequent Event - Continued

Complementarily, at a meeting held on August 15, 2007, the Company learned from CVM Decision-Making Board that, in the opinion of its members, the conduct of activities abroad by means of Cosan Limited which could be developed by Cosan S.A. through the currently proposed ownership structure may represent a violation of the Brazilian corporate laws as respects loyalty duty and conflict of interest. Accordingly, if the structure is maintained and Cosan Limited performs investment operations abroad to the detriment of Cosan S.A., CVM may initiate an administrative proceeding, which may ultimately lead to penalties. The Company’s Chairman and CEO believes not to have violated any applicable law, otherwise he undertakes to propose alternative structures and, in the search of solutions in this connection, he further undertakes not to change the conditions and steps already publicized under significant events, particularly as regards the swap offering to be directed to Cosan S.A. shareholders.

6

Cosan S. A. Indústria e Comércio

Unaudited Condensed
Consolidated Financial Statements

for the three months ended July 31, 2007 and 2006

C

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets at July 31, 2007 (Unaudited)
and April 30, 2007	2
Condensed Consolidated Statements of Income for the Three Months
ended July 31, 2007 and 2006 (Unaudited)	4
Condensed Consolidated Statements of Shareholders’ Equity for the
Three Months ended July 31, 2007 (Unaudited)	5
Condensed Consolidated Statements of Cash Flows for the Three
Months Ended July 31, 2007 and 2006 (Unaudited)	6
Notes to the Condensed Consolidated Financial Statements (Unaudited)
July 31, 2007	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have reviewed the condensed consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of July 31, 2007, the related condensed consolidated statements of income and cash flows for the three-month periods ended July 31, 2007 and 2006, and the condensed consolidated statement of shareholders’ equity for the three-month period ended July 31, 2007. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of April 30, 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated May 31, 2007, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of April 30, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Campinas, Brazil	ERNST & YOUNG
September 10, 2007	Auditores Independentes S.S.
CRC2SP015199/O-8

/s/ Luiz Carlos Nannini
Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED BALANCE SHEETS
July 31, 2007 and April 30, 2007
(In thousands of U.S. dollars, except share data)

	(Unaudited) July 31, 2007	April 30, 2007
Assets
Current assets:
Cash and cash equivalents	307,716	316,542
Restricted cash	49,165	17,672
Marketable securities	124,497	281,879
Trade accounts receivable, less allowances: July, 31, 2007 – 5,507; April 30, 2007 – 4,013	74,611	55,206
Inventories	415,904	247,480
Advances to suppliers	163,504	103,961
Other current assets	93,454	116,763
	1,228,851	1,139,503

Property, plant and equipment, net	1,311,026	1,194,050
Goodwill	527,698	491,857
Intangible assets, net	99,745	93,973
Accounts receivable from Federal Government	169,556	156,526
Other non-current assets	192,250	177,460
	2,300,275	2,113,866
Total assets	3,529,126	3,253,369

2

	(Unaudited) July 31, 2007	April 30, 2007
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	166,607	55,938
Advances from customers	21,857	24,275
Taxes payable	64,809	57,543
Salaries payable	47,863	31,109
Current portion of long-term debt	51,830	36,076
Derivative financial instruments	14,983	9,779
Dividends payable	40,379	37,261
Other liabilities	10,164	22,238
	418,492	274,219

Long-term liabilities:
Long-term debt	1,357,221	1,342,496
Estimated liability for legal proceedings and labor claims	417,818	379,191
Taxes payable	115,668	106,897
Advances from customers	8,333	24,333
Deferred income taxes	142,196	141,587
Other long-term liabilities	50,261	47,484
	2,091,497	2,041,988

Minority interest in consolidated subsidiaries	8,999	8,512

Shareholders’ equity
Common stock, no par value. Authorized 188,886,360 shares; issued and outstanding 188,886,360 shares at July 31, 2007 and April 30, 2007	535,105	535,105
Additional paid-in capital	162,612	160,944
Accumulated other comprehensive income	149,331	71,953
Retained earnings	163,090	160,648
Total shareholders’ equity	1,010,138	928,650
Total liabilities and shareholders' equity	3,529,126	3,253,369

See accompanying notes to condensed consolidated financial statements.

3

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Three months ended July 31, 2007 and 2006
(In thousands of U.S. dollars, except share data)
(Unaudited)

	2007	2006
Net sales	301,300	425,023
Cost of goods sold	(288,189)	(263,263)
Gross profit	13,111	161,760
Selling expenses	(31,975)	(27,910)
General and administrative expenses	(30,140)	(21,890)
Operating (loss) income	(49,004)	111,960

Other income (expense):
Financial income	135,994	152,489
Financial expenses	(82,287)	(129,684)
Other expenses	(541)	(1,368)

Income before income taxes, equity in income of affiliates and minority interest	4,162	133,397

Income taxes	(1,702)	(47,389)

Income before equity in income of affiliates and minority interest	2,460	86,008

Equity in income (loss)of affiliates	(233)	117
Minority interest in loss (net income) of subsidiaries	215	(840)

Net income	2,442	85,285

Earnings per share:
Basic	0.01	0.45
Diluted	0.01	0.45

Weighted average number of shares outstanding:
Basic	188,886,360	187,753,653
Diluted	192,127,535	190,584,190

See accompanying notes to condensed consolidated financial statements.

4

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Three months ended July 31, 2007
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Common number	Common amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balances at April 30, 2007	188,886,360	535,105	160,944	71,953	160,648	928,650

Share based compensation	-	-	1,668	-	-	1,668
Net income	-	-	-	-	2,442	2,442
Currency translation adjustment	-	-	-	77,378	-	77,378

Balances at July 31, 2007	188,886,360	535,105	162,612	149,331	163,090	1,010,138

See accompanying notes to condensed consolidated financial statements.

5

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended July 31, 2007 and 2006
(In thousands of U.S. dollars)
(Unaudited)

	2007	2006
Cash flow from operating activities
Net income	2,442	85,285
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	75,243	37,044
Deferred income and social contribution taxes	(8,611)	42,401
Interest, monetary and exchange variation	(53,100)	56,030
Minority interest in (net income) loss of subsidiaries	(215)	840
Others	5,778	3,589
Decrease (increase) in operating assets and liabilities
Trade accounts receivable, net	(16,671)	(8,112)
Inventories	(147,823)	(222,949)
Advances to suppliers	(50,889)	(15,868)
Trade accounts payable	106,012	81,745
Derivative financial instruments	33,510	(86,034)
Taxes payable	(841)	2,304
Other assets and liabilities, net	11,138	17,358
Net cash used in by operating activities	(44,027)	(6,367)
Cash flows from investing activities
Restricted cash	(30,022)	59,244
Marketable securities	180,847	62,949
Acquisition of property, plant and equipment	(94,391)	(10,386)
Acquisition of investment	(1,121)	-
Net cash provided by investing activities	55,313	111,807
Cash flows from financing activities
Additions of long-term debt	-	1,476
Payments of long-term debt	(47,128)	(59,172)
Net cash used in financing activities	(47,128)	(57,696)
Effect of exchange rate changes on cash and
cash equivalents	27,016	4,021
Net increase (decrease) in cash and cash equivalents	(8,826)	51,765
Cash and cash equivalents at beginning of period	316,542	29,215
Cash and cash equivalents at end of period	307,716	80,980

See accompanying notes to condensed consolidated financial statements.

6

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).   See Note 13.

2.	Presentation of the Consolidated Financial Statements

a.     Basis of Reporting for Interim Financial Statements

The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Cosan uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission - CVM (“Comissão de Valores Mobiliários”).

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the three months ended July 31, 2007, are not necessarily indicative of the results that may be expected for the year ending April 30, 2008.

These Financial Statements should be read in conjunction with Cosan’s annual financial statements for the fiscal year ended April 30, 2007.

The unaudited condensed consolidated financial statements include the accounts of Cosan S.A. Indústria e Comércio and its subsidiaries. All significant intercompany transactions have been eliminated.

The accounts of Cosan are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” using the real as the functional currency.

The exchange rate of the Brazilian real (R$) to the US$ was R$2.0339=US$1.00 at April 30, 2007 and R$1.8776=US$ 1.00 at July 31, 2007.

7

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

b.      Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c.      Recently issued accounting standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”), which expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This statement is required to be adopted by Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 159 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

8

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

3.	Cash and Cash Equivalents

	July 31, 007	April 30, 2007
Local currency
Cash and bank accounts	101,427	16,208
Foreign currency
Cash and bank accounts	206,289	300,334
	307,716	316,542

4.	Derivative Financial Instruments

Cosan has entered into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variation in the international market and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

There are no derivative instruments designated as hedges.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	July 31, 2007	April 30, 2007	July 31, 2007	April 30, 2007
Commodities derivatives
Future contracts:
Sell commitments	188,857	247,882	7,843	47,427

Options:
Purchased	40,642	58,587	3,183	4,502
Written	84,568	-	(1,097)	-

Foreign exchange derivatives
Forward contracts:
Sale commitments	439,912	153,824	33,037	13,274
Swap agreements	314,313	328,419	(13,886)	(9,779)

Total assets			44,063	65,203

Total liabilities			(14,983)	(9,779)

9

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

4.	Derivative Financial Instruments--Continued

Where quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as other current assets.

5.	Inventories

	July 31, 2007	April 30, 2007
Finished goods:
Sugar	75,264	5,730
Ethanol	113,207	8,731
Others	10,024	1,681
	198,495	16,142
Annual maintenance cost of growing crops	156,168	183,157
Others	61,241	48,181
	415,904	247,480

The increase in finished goods and decrease in annual maintenance cost of growing crops relate to the beginning of the 2007/2008 harvest period which occurred in middle March 2007.

6.           Long-term Debt

   Long-term debt is summarized as follows:

Financial charges
Index	Average Annual interest rate	July 31, 2007	April 30, 2007
Resolution 2471 (PESA)	IGP-M	3.95%	215,923	196,545
	Corn price variation	12.50%	748	685
Senior notes due 2009	US Dollar	9.0%	205,143	200,000
Senior notes due 2017	US Dollar	7.0%	414,311	407,311
IFC	US Dollar	7.44%	63,195	67,677
Perpetual notes	US Dollar	8.25%	459,034	459,035
Others	Various	Various	50,697	47,319
			1,409,051	1,378,572
Currently liability			(51,830)	(36,076)

10

Financial charges
Index	Average Annual interest rate	July 31, 2007	April 30, 2007
Long-term debt	1,357,221	1,342,496

11

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

6.           Long-term Debt--Continued

   Long-term debt has the following scheduled maturities:

July 31,
13 to 24 months	8,319
25 to 36 months	207,434
37 to 48 months	7,311
49 to 60 months	36,415
61 to 72 months	12,683
73 to 84 months	1,171
After 84 months	1,083,888
Total	1,357,221

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. Guarantees have been provided by Cosan’s subsidiary, Usina da Barra.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400 million of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in February 2017 and bear interest at a rate of 7% per annum, payable semi-annually. Guarantees have been provided by the subsidiary, Usina da Barra.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes. The perpetual notes are listed in the Luxembourg Stock Exchange - EURO MTF and are subject to interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed as from February 15, 2011 on any interest payment date. Perpetual notes are guaranteed by Cosan and by Usina da Barra.

12

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

13

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

6.           Long-term Debt--Continued

Perpetual notes--Continued

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (CTNs) in an effort to restructure their agricultural debt.  The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.
The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs.  Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to repay our PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of July 31, 2007 and April 30, 2007 amounted to US$90,883 and US$82,205 respectively, and are classified as non-current assets-other.

Cosan and its subsidiaries are subject to certain restrictive covenants related to indebtedness limit (net debt/EBTIDA ratio must be less than 3.5 to 1); limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries.

14

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.	Contingencies

	July 31, 2007	April 30, 2007
Tax contingencies	363,328	329,493
Civil and labor contingencies	54,490	49,698
	417,818	379,191

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under the caption other non-current assets have been made for some of these suits amounting to US$23,336 (US$21,274 on April 30, 2007). Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending of legal resolution certain legal proceedings.

Tax contingencies refer, substantially, to suits filed by Cosan and its subsidiaries, relating to several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA - Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The major tax contingencies as of July 31, 2007 are related to Excise tax - IPI credit premium in the amount of US$136,277, Value added tax - ICMS in the amount of US$20,797, IAA tax contribution in the amount of US$41,214, and Social Contributions in the amount of US$64,743.

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	July 31, 2007	April 30, 2007
ICMS - State value added tax	33,759	28,964
IAA - Sugar and Ethanol Institute	25,787	23,706
IPI - Federal value-added tax	38,555	31,921

15

July 31, 2007	April 30, 2007
Others	23,040	18,574
	121,141	103,165

16

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.	Contingencies--Continued

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121, million was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting a final decision relative to the payment terms within three years, which is expected to be in the form of public debt, to be received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers’ fees in the amount of US$18,783 relating to this suit was recorded in general and administrative expenses.

8.	Income taxes

The Company and its subsidiaries file income tax returns in the Brazilian federal jurisdiction. The Company is no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2001. Additionally, the Company has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2002 through 2007.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

17

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

8.	Income taxes--Continued

Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	20,460
Accrued interest on unrecognized tax benefit	292
Settlements	(20)
Balance at July 31, 2007	20,732

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach an settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

9.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan’s officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On September 22, 2005, the board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% may still be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

18

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

9.	Share-based compensation--Continued

According to the market value on the date of issuance, the exercise price is US$3.25 per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan. The options for each 25% have a five-year period to be exercised.

The exercised options will be settled only through issuance of new common shares or treasury stock that Cosan may have in each date.

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan with no cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of stock-based awards was estimated using a binominal model with the following assumptions for the three-months period ended July 31, 2007:

September 22, 2005
Grant price – US$	3.25
Expected life (in years)	7.5
Interest rate	14.52%
Volatility	34%
Dividend yield	1.25%
Weighted-average fair value at grant date – US$	6.41

As of July 31, 2007 the amount of US$ 13,815 related to the unrecognized stock option compensation cost is expected to be recognized in 2.5 years. Cosan currently has no shares in treasury.

Additionally as of July 31, 2007 there was 2,885,013 options outstanding with a weighted-average exercise price of US$3.25.

19

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

10.         Earnings per Share

The table below reconciles weighted average shares outstanding to weighted average shares and dilutive potential shares outstanding for the three months ended July 31:

	2007	2006
Weighted average shares outstanding	188,886,360	187,753,653
Effect of dilutive stock options	3,241,175	2,830,537
Weighted average shares and dilutive potential shares outstanding	192,127,535	190,584,190

11.         Other Comprehensive Income

The table below presents accumulated other comprehensive income (expense) for the three months ended July 31:

	2007	2006
Net income	2,442	85,285
Currency translation adjustment	77,378	17,754
Total comprehensive income	79,820	103,039

12.     Segment Information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: Sugar, Ethanol and others group. The operations of these segments are based solely in Brazil.

20

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.          Segment Information--Continued

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sell these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

21

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.         Segment Information--Continued

Measurement of segment profit or loss and segment assets

Cosan evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan is adjusted EBIT (earnings before interests and taxes excluding especial items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	July 31,
	2007	2006
Net sales — Brazilian GAAP:
Sugar	190,074	274,266
Ethanol	84,722	126,574
Others	25,715	23,251
Total	300,511	424,091

Reconciling item to U.S. GAAP
Sugar	789	932
Ethanol	-	-
Others	-	-
Total	789	932

Total net sales	301,300	425,023

22

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.          Segment Information--Continued

Measurement of segment profit or loss and segment assets--Continued

	July 31,
	2007	2006
Segment operating income - Brazilian GAAP
Sugar	(41,325)	60,033
Ethanol	(18,420)	27,705
Others	(5,591)	5,090

Operating income (loss) under Brazilian GAAP	(65,336)	92,828

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	10,836	12,864
Ethanol	4,830	5,937
Others	1,466	1,091
	17,132	19,892
Other adjustments
Sugar	(216)	(162)
Ethanol	(448)	(505)
Others	(136)	(93)
	(800)	(760)

Total sugar	(30,705)	72,735

Total ethanol	(14,038)	33,137

Total others	(4,261)	6,088

Operating income (loss) under U.S. GAAP	(49,004)	111,960

23

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12. Segment Information--Continued

Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the three months ended July 31, as a percentage of our total sales of sugar:

Market	Customer	2007	2006
International	Sucres et Denrées	25%	47%
	Tate & Lyle International	16%	5%
	S.A. Fluxo	14%	11%
	Coimex Trading Ltd	13%	14%
	Cane International Corporation	12%	-

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the three months ended July 31, as a percentage of our total sales of ethanol:

Market	Customer	2007	2006
International	Vertical UK LLP	35%	29%
	Vitol Inc.	26%	-
	Alcotra S.A.	-	27%

Domestic	Shell Brasil Ltda.	34%	32%
	Euro Petróleo do Brasil Ltda.	26%	-
	Petrobrás Distribuidora S.A.	13%	9%
	Manancial Distribuidora de Petróleo Ltda.	-	12%

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

13.	Subsequent Event

Change of controlling shareholder

On August 1, 2007, Cosan Limited, a company incorporated in Bermuda, became the controlling shareholder of Cosan S.A. Indústria e Comércio (the “Company”), in which it obtained a 51% interest.

This operation was carried out by means of a corporate restructuring involving the Company’s former direct controlling shareholders, to wit, Usina Costa Pinto S.A. Açúcar e Álcool (“Usina Costa Pinto”) and Aguassanta Participações S.A. (“Aguassanta Participações”). Referred to shareholders contributed capital to Cosan Limited in the form of Company’s common shares, as stated below, thus becoming part of the Company’s indirect ownership structure:

Shareholder	Number of shares of the Company’s issue contributed as capital to Cosan Limited	Interest held in the Company
Usina Costa Pinto	30,010,278	15.89%
Aguassanta Participações	66,321,766	35.11%
	96,332,044	51.00%

Subsequently, Aguassanta Participações proceeded with the corporate restructuring involving its interest held in Cosan Limited. As a result of this restructuring, the equity interest formerly held by Aguassanta Participações directly in Cosan Limited turned into indirect interest, by means of holding companies in Brazil and abroad. Upon completion of said corporate restructuring operation, the Cosan Limited ownership structure – where Cosan Limited‘s equity interest in Cosan S.A. Indústria e Comércio remained unaltered, corresponding to 51.6% , was as follows:

Shareholder	Class of shares	Number of shares	Interest
Usina Costa Pinto	B1	30,010,278	15.29%
Queluz Holdings Limited	B1	66,321,766	33.78%
Aguassanta Participações	A	5,000,000	2.55%
Other shareholders	A	95,000,000	48.39%
		196,332,044	100.00%

25

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

13.	Subsequent Event--Continued

Cosan Limited shares owned by Usina Costa Pinto and Queluz Holdings Limited are Class B1 shares, which entitle their holders to 10 votes per share. Other shares are Class A shares, which entitle holders to 1 vote per share.

On August 16, 2007, Cosan Limited took part in a Global Initial Public Offering (IPO) at the New York Stock Exchange by offering 100,000,000 Class A shares. As of that date, Cosan Limited priced its IPO at US$10.50 per Class A share, equivalent to the amount of R$21.05.

In consonance with the IPO, Cosan Limited is conducting a public distribution of Brazilian Depositary Receipts (“BDRs”), which represent Class A shares and have been traded at the São Paulo Stock Exchange since August 17, 2007.

The referred to operation gave rise to questioning by the Brazilian Securities and Exchange Commission (“CVM”) which, in an Official Letter dated August 10, 2007 requested information of the Company’s Chairman and CEO about noncompliance with his loyalty duties and the possible usurpation of corporate opportunity under the terms of Brazilian legislation, especially as regards the conduct of activities abroad by Cosan Limited which could have been performed by the Company itself.

On August 14, 2007, the Company’s Chairman and CEO informed CVM that his role in the corporate reorganization operation was and continues to be conducted pursuant to Brazilian laws.

Complementarily, at a meeting held on August 15, 2007, the Company learned from CVM Decision-Making Board that, in the opinion of its members, the conduct of activities abroad by means of Cosan Limited which could be developed by Cosan S.A. through the currently proposed ownership structure may represent a violation of the Brazilian corporate laws as respects loyalty duty and conflict of interest. Accordingly, if the structure is maintained and Cosan Limited performs investment operations abroad to the detriment of Cosan S.A., CVM may initiate an administrative proceeding, which may ultimately lead to penalties. The Company’s Chairman and CEO believes not to have violated any applicable law, otherwise he undertakes to propose alternative structures and, in the search of solutions in this connection, he further undertakes not to change the conditions and steps already

26

publicized under significant events, particularly as regards the swap offering to be directed to Cosan S.A. shareholders.

27

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

13.	Subsequent Event--Continued

Annual General Meeting

On August 30, 2007, the Company held its Annual General Meeting whereat the following resolutions were made by unanimous vote:

•	Approval of the Company’s financial statements and management report for the year ended April 30, 2007, as well as of the allocation of net profit for the year;
•	Ratification of the dividend distribution resolved by the Board of Directors and effectively carried out on August 6, 2007;
•	Election of the Company’s Audit Committee new members;
•	Setting the Audit Committee members compensation and the overall annual amount payable as Company management fees.

28

Unconsolidated and Consolidated Quarterly Financial Information

Cosan S.A. Indústria e Comércio

July 31, 2007

C

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

July 31, 2007

Contents

Special Review Report of Independent Auditors	1

Quarterly Financial Information

Balance Sheets	3
Statements of Operations	5
Notes to the Quarterly Financial Information	6
Report on Company’s Performance	47
Other Company’s Relevant Information	75

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio and Cosan S.A. Indústria e Comércio and subsidiaries for the three-month period ended July 31, 2007, including the balance sheets, statements of income, report on the Company’s performance and other Company and subsidiaries’ relevant information, in accordance with accounting practices adopted in Brazil.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or could have significant effects on the Company’s operations and financial position.

3.
Based on our special review we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM).

4.
Our special review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of cash flows of Cosan S.A. Indústria e Comércio and Cosan S.A. Indústria e Comércio and subsidiaries for the three-month period ended July 31, 2007, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the three-month period ended July 31, 2007, taken as a whole.

5.
We have audited the balance sheets as of April 30, 2007 and the related notes, presented herewith for comparison purposes, and in our report dated May 31, 2007, we expressed an unqualified opinion on those balance sheets. We have also reviewed the statements of income for the quarter ended as of July 31, 2006, presented herewith for comparison purposes, and in our report dated September 13, 2006, we expressed an unqualified special review report on those statements of income.

Campinas, September 10, 2007

ERNST & YOUNG

Auditores Independentes S.S.
CRC2SP015199/O-6

/s/ Luiz Carlos Nannini
Luiz Carlos Nannini
Accountant CRC1SP171638/O-7

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

BALANCE SHEETS
July 31, 2007 and April 30, 2007
(In thousands of reais)

		Parent Company		Consolidated
		07/31/07	04/30/07	07/31/07	04/30/07
ASSETS
Current assets
Cash and cash equivalents	Note 4	145,442	31,571	578,973	643,815
Marketable securities	Note 5	229,410	513,698	237,428	573,314
Trade accounts receivable:
Domestic		27,407	20,775	92,175	87,151
Foreign		10,676	23,259	58,546	33,234
(-) Allowance for doubtful accounts		(954)	(940)	(10,340)	(8,102)
Derivative financial instruments	Note 6	94,029	37,578	94,029	37,578
Inventories	Note 7	346,290	220,831	790,209	503,350
Advances to suppliers	Note 8	112,829	86,642	308,647	211,446
Related parties	Note 9	447,195	277,149	-	-
Deferred income and social contribution taxes	Note 14	25,127	34,008	26,923	38,093

Other assets		59,760	80,374	94,238	104,866
		1,497,211	1,324,945	2,270,828	2,224,745

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 16	-	-	318,358	318,358

Related parties	Note 9	251	251	43	45
CTNs-Restricted Brazilian Treasury Bills	Note 15	19,655	18,992	127,771	123,310
Deferred income and social contribution taxes	Note 14	60,208	62,748	261,552	242,530

Other assets		30,902	33,876	108,106	112,323
Permanent assets
Investments	Note 10	1,187,464	1,234,465	13,849	93,169
Property, plant and equipment	Note 11	754,046	758,963	2,076,733	2,013,137
Goodwill	Note 12	519,870	555,989	1,146,574	1,133,178
Deferred charges		-	-	3,178	2,559
		2,572,396	2,665,284	4,056,164	4,038,609

Total assets		4,069,607	3,990,229	6,326,992	6,263,354

		Parent Company		Consolidated
		07/31/07	04/30/07	07/31/07	04/30/07
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	Note 15	63,869	60,759	116,521	88,991
Derivative financial instruments	Note 6	47,961	35,536	47,961	35,536
Trade accounts payable		126,680	54,630	315,207	113,773
Salaries payable		37,768	25,572	91,700	63,273
Taxes and social contributions payable	Note 13	51,829	48,202	131,539	126,202
Advances from customers		14,679	27,733	41,039	49,373
Promissory notes		1,268	1,261	1,268	1,261
Related parties	Note 9	9,459	668	-	667
Deferred income and social contribution taxes on revaluation reserve		-	-	5,486	5,486
Other liabilities		8,114	23,130	11,515	31,356
Dividends proposed	Note 17	75,783	75,783	75,815	75,815
		437,410	353,274	838,051	591,733

Noncurrent liabilities
Loans and financing	Note 15	1,396,753	1,519,135	2,591,126	2,770,435
Taxes and social contributions payable	Note 13	48,253	49,562	336,526	338,507
Related parties	Note 9	347,356	216,841	-	-
Provision for contingencies	Note 16	177,172	172,776	740,970	727,966
Advances from customers		-	32,542	15,646	49,491
Deferred income and social contribution taxes on revaluation reserve		-	-	30,859	33,435
Other liabilities		17,997	15,100	109,587	100,597
		1,987,531	2,005,956	3,824,714	4,020,431

Minority shareholders’ interest		-	-	19,561	20,191

Shareholders’ equity	Note 17
Capital		1,192,692	1,192,692	1,192,692	1,192,692
Legal reserve		15,954	15,954	15,954	15,954
Revaluation reserves		194,736	195,004	194,736	195,004
Reserve for new investments and modernization		227,349	227,349	227,349	227,349
Accumulated gain		13,935	-	13,935	-
		1,644,666	1,630,999	1,644,666	1,630,999

Total liabilities and shareholders’ equity		4,069,607	3,990,229	6,326,992	6,263,354

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF INCOME
Three-month periods ended July 31, 2007 and 2006
(In thousands of reais, except for the income per share)

		Thee-month period
		Parent Company		Consolidated
		2007	2006	2007	2006
Gross operating revenue
Sales of goods and services		376,264	509,406	636,444	1,014,685
Taxes and sales deductions		(16,250)	(23,380)	(44,731)	(70,572)
Net operating revenue		360,014	486,026	591,713	944,113

Cost of goods sold and services rendered		(331,716)	(321,657)	(548,010)	(575,950)

Gross profit		28,298	164,369	43,703	368,163

Operating income (expenses)
Selling expenses		(27,304)	(21,267)	(61,083)	(60,060)
General and administrative expenses		(33,971)	(23,243)	(54,826)	(44,875)
Management fees	Note 18	(1,718)	(1,083)	(2,175)	(1,422)
Financial income (expenses), net	Note 19	171,100	(203,721)	150,842	(185,681)
Earnings (losses) on equity investments	Note 10	(49,105)	80,519	118	261
Goodwill amortization		(36,119)	(30,122)	(55,968)	(56,364)
Other operating income (expenses), net		(3,803)	2,188	(1,481)	(3,044)
		19,080	(196,729)	(24,573)	(351,185)
Operating income (loss)		47,378	(32,360)	19,130	16,978

Nonoperating income, net		868	216	2,954	1,213
Income (loss) before income and social contribution taxes		48,246	(32,144)	22,084	18,191

Income and social contribution taxes	Note 14	(34,579)	37,522	(9,047)	(11,235)

Minority shareholders’ interest		-	-	630	(1,578)

Net income for the period		13,667	5,378	13,667	5,378
Income per share – in Reais		0.07	0.09

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)

1.        Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company”, “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar and alcohol and co-generation of electric power from sugar cane both of their own plantations and third parties. The Company has 17 producing units, all located in the São Paulo State, with a nominal capacity of milling 40 million tons of sugar cane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated alcohol. The Company activities are still linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the logistic support to export of sugar and ethanol by the Company.

During the quarter ended July 31, 2007, the main operations were as follows:

•
On June 25, 2007, the Company contributed capital in the amount of R$2,105 to subsidiary Etanol Participações S.A., parent company of Usina Santa Luiza S.A. and Agropecuária Aquidaban S.A., which management is jointly conducted with the other shareholders, keeping its 33.33% interest in Etanol Participações S.A. capital;

•	On June 25, 2007, the Company subscribed capital in former subsidiary Cosan Centroeste S.A. Açúcar e Álcool, in the amount of R$30,000, of which R$2,550 were paid up; and,

•	On July 23, 2007, the Company sold its interest in Cosan Centroeste S.A. Açúcar e Álcool at cost, for the amount of R$2,551.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.        Basis of Preparation and Presentation of the Quarterly Information

The quarterly information is the responsibility of the Company’s management and was prepared according to the accounting practices adopted in Brazil, to the standards of the Brazilian Securities Commission (CVM) and to the rules of the Sao Paulo Stock Exchange (BOVESPA) applicable to companies operating in the so-called “New Market”, not including all disclosures usually necessary in annual financial statements or those required by the accounting practices adopted in Brazil for complete financial statements.

The preparation of quarterly information involves the use of accounting estimates. Such estimates were based on objective and subjective aspects considering management’s judgment to determine the adequate amount to be recorded in the quarterly information. Significant items subject to these estimates and assumptions include the selection of useful lives of fixed assets and their recovery in operations, risk credit analysis to determine the allowance for doubtful accounts, and the analyses of other risks to determine other provisions, including the provision for contingencies, and the valuation of financial instruments and other assets and liabilities at the balance sheet date.

Actual results may significantly differ from these estimates once the underlying transactions are settled due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

Assets and liabilities are classified as current when these items are likely to be settled or realized within 12 months, or otherwise classified as noncurrent. Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries were translated into reais at the foreign exchange rate in force at the balance sheet date and the results of operations were translated at the average exchange rate for the period.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.        Basis of Preparation and Presentation of the Quarterly Information--Continued

The quarterly information for the three-month period ended July 31, 2007 include the changes established by Technical Instruction No. 01/2006, issued by the Brazilian Institute of Independent Auditors (IBRACON), adopted since April 30, 2007. With the adoption of the referred to instruction, the Company changed the manner of recording inter-harvest costs, which used to be deferred to be charged to inventory of the following harvest. With the change, fixed costs which used to be components of inter-harvest costs, of which the most significant was depreciation for the period of shut-down for maintenance, started to be charged to the statement of operations for the period. The parts and pieces that are usually replaced during the planned shut-down for maintenance, included in inter-harvest costs, started to be included planned in cost of property, plant and equipment, in a specific account, and depreciated during the following harvest period.

For purposes of additional information, the statements of cash flow, prepared in accordance with Accounting Standard and Procedure (NPC) No. 20, issued by IBRACON – the Brazilian Institute of Independent Auditors are being presented.

Net income for the three-month period ended July 31, 2007 does not necessarily indicate the result that may be expected for the year ending April 30, 2008.

The quarterly information and related notes are presented in thousands of reais, except where otherwise indicated.

Consolidation of financial statements

The consolidated financial statements were prepared in accordance with the basic consolidation principles. The consolidated process included the following main procedures:

a)	Elimination of asset and liability accounts held among consolidated companies;
b)	Elimination of investments considering the interest held by the parent company in the subsidiaries’ equity;
c)	Elimination of elimination of revenue and expenses in consolidated intercompany operations; and,
d)	Elimination of unrealized income arising from relevant transactions carried out between consolidated companies.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.        Basis of Preparation and Presentation of the Quarterly Information--Continued

Etanol Participações S.A. and subsidiaries, whose controlling interest is shared with another economic group, are consolidated according to the Company’s ownership interest in the capital of Etanol.

The financial year of the companies included in the consolidation coincides with that of the Parent Company, except for Etanol Participações S.A., which year-end is December 31.

 Consolidated companies are listed below:

	Interest as of
	July 31, 2007		April 30, 2007
	Direct	Indirect	Direct	Indirect
Cosan Operadora Portuária S.A.	90.0%	-	90.0%	-
Administração de Participações Aguassanta Ltda.	91.5%	-	91.5%	-
Agrícola Ponte Alta S.A.	-	98.4%	-	98.4%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	-	99.9%	-
Cosan S.A. Bioenergia	100.0%	-	100.0%	-
Corona Bioenergia S.A.	-	98.4%	-	98.4%
FBA Bioenergia S.A.	-	98.4%	-	98.4%
Barra Bioenergia S.A.	-	98.4%	-	98.4%
Cosan International Universal Corporation	100.0%	-	100.0%	-
Cosan Finance Limited	100.0%	-	100.0%	-
DaBarra Alimentos Ltda.	-	98.4%	-	98.4%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	98.4%	-	98.4%
Usina da Barra S.A. Açúcar e Álcool	82.4%	16.0%	82.4%	16.0%
Grançucar S.A. Refinadora de Açúcar	99.9%	0.1%	99.9%	0.1%
Etanol Participações S.A. (1)	33.3%	-	33.3%	-
Cosan Centroeste S.A. Açúcar e Álcool	-	98.4%	99.9%	0.1%

  (1) As mentioned in Note 1, on July 23, 2007 the Company sold its interest to indirect subsidiary Agrícola Ponte Alta S.A..

3.        Summary of Principal Accounting Practices

The accounting practices adopted in the preparation of the quarterly information are consistent with those disclosed in the financial statements as of April 30, 2007.

4.        Cash and Cash Equivalents

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Cash	49	311	350	398
Overnight investments (i)	-	-	370,177	584,967
Checking accounts	131,184	7,040	191,295	32,569
Amounts pending foreign exchange closing (ii)	14,209	24,220	17,151	25,881
	145,442	31,571	578,973	643,815

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

4.        Cash and Cash Equivalents--Continued

(i)	The overnight balance corresponds to short-term investment in US dollars with highly rated banks, which is remunerated according to Federal Funds rate, and may be promptly redeemed.

(ii)
Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

5.        Marketable Securities

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Bank Deposit Certificates – CDB	229,399	513,687	237,417	573,303
Other fixed income securities	11	11	11	11
	229,410	513,698	237,428	573,314

Investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 101.5% of Interbank Deposit Certificate – CDI.

6.        Derivative Financial Instruments

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
In assets:
Margin deposits	92,313	35,944	92,313	35,944
Option premium-long position	388	1,036	388	1,036
Unrealized results	1,328	598	1,328	598
	94,029	37,578	94,029	37,578
In liabilities:
Option premium-short position	7,158	-	7,158	-
Unrealized results	40,803	35,536	40,803	35,536
	47,961	35,536	47,961	35,536

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

6.        Derivative Financial Instruments -- Continued

Margin deposits refer to net remittances of financial receipts related to daily adjustment of price variation margins in future contracts and options.

Unrealized results, in assets, refer to loss from derivative operations already settled with Commodities Exchanges, however without the corresponding physical shipment of hedged sugar volume.

Unrealized results, in liabilities, refer to gain from derivative operations already settled with Commodities Exchanges, however without the corresponding physical shipment of hedged sugar volume.

7.        Inventories

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Finished goods:
Sugar	57,067	4,777	143,023	11,654
Ethanol	105,179	4,344	215,302	17,757
Other	7,913	2,803	15,493	3,420
Harvest costs	124,005	165,360	296,820	372,524
Supplies and others	52,126	43,547	119,571	97,995
	346,290	220,831	790,209	503,350

8.        Advances to Suppliers

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Sugarcane suppliers	106,880	78,869	269,622	184,608
Equipment, material and service suppliers	5,949	7,773	39,025	26,838
	112,829	86,642	308,647	211,446

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

9.           Balances with Related Parties

	Assets
	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Usina da Barra S.A. Açúcar e Álcool	365,980	261,127	-	-
Cosan Operadora Portuária S.A.	7,084	5,262	-	-
Cosan International Universal Corporation	43,926	10,116	-	-
Cosan S.A. Bioenergia	24,492	39	-	-
Agrícola Ponte Alta S.A.	2,551	-	-	-
Cosan Cetroeste S.A. Açúcar e Álcool	1,793	153	-	-
Others	1,620	703	43	45
	447,446	277,400	43	45
Current	(447,195)	(277,149)	-	-
Noncurrent	251	251	43	45

	Liabilities
	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Cosan Finance Limited	356,148	216,841	-	-
Etanol Participações S.A.	667	667	-	667
Other	-	1	-	-
	356,815	217,509	-	667
Current	(9,459)	(668)	-	(667)
Noncurrent	347,356	216,841	-	-

	Parent Company		Consolidated
	05/01/07 to 07/31/07	05/01/07 to 07/31/07	05/01/07 to 07/31/07	05/01/07 to 07/31/07
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	70,263	79,524	-	130
Sale of finished goods and services	190,241	13,324	-	-
Purchase of finished goods and services	(91,907)	(81,825)	-	-
Financial income	1,449	260	-	-

Transactions involving liabilities
Receipt of financial resources, net of payments	150,445	(74)	(667)	48
Financial incomes	(11,139)	-	-	-

  The purchase and sale of products and services are carried out at arm’s length.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

9.        Balances with Related Parties--Continued

Amounts receivable from Usina da Barra referred basically to advances for future deliveries of sugar and advances for future capital increase. Such amounts accrued 100% of CDI interest.

The balances receivable from Cosan Operadora Portuária S.A. refer to advance payments for the rendering of port services, which do not accrue interest.

The balance receivable from Cosan International Universal Corporation corresponds to sales of finished products, which will be sold by the subsidiary company abroad. Average days sales outstanding averages 30 days, bearing no interest.

The balance receivable from Cosan S.A. Bioenergia corresponds to advance for future capital increase, which does not accrue interest.

The balance payable to Cosan Finance Limited refers to two loan agreements to be settled in 2014, 2015, and 2016, which are subject to exchange variation to the US dollar and annual interest based on Libor rate, plus interest from 4.75% to 4.85% per year.
At July 31, 2007, the Company and its subsidiary Usina da Barra were lessees of 5,758 hectares of land (same April 30, 2007) (not reviewed) of Santa Bárbara Agrícola S.A., 12,751 hectares of land (same in April 30, 2007) (not reviewed) of Indústria Açucareira São Francisco S.A. and 17,192 hectares of land (same in April 30, 2007) (not reviewed) of Amaralina Agrícola Ltda., related companies which are controlled by Cosan. The amount paid by the Company and its subsidiary to the lessors in the quarter ended July 31, 2007 totaled R$4,676 (R$6,181 as of July 31, 2006). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugar cane tons per hectare, valued based on the price stipulated by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

10.      Investments

	Parent company
	Investees		Investor
	Equity	Operating result for the period	Interest %		Investments		Earnings (losses) on equity investments
	07/31/07	05/01/07 to 07/31/07	07/31/07	04/30/07	07/31/07	04/30/07	05/01/07 to 07/31/07	05/01/06 to 07/31/06

Administração de Participações Aguassanta Ltda.	172,768	(8,935)	91.5	91.5	158,080	166,256	(8,176)	13,510
Usina da Barra S.A. Açúcar e Álcool	985,766	(50,932)	82.4	82.4	812,154	854,116	(41,962)	67,814
Cosan Operadora Portuária S.A.	40,654	1,702	90.0	90.0	36,586	35,054	1,532	2,301
TEAS - Terminal Exportador de Álcool de Santos S.A.	43,167	369	32.0	32.0	13,814	13,696	118	261
Cosan Distribuidora de Combutíveis Ltda.	220	(49)	99.9	99.9	220	268	(48)	(47)
Cosan S.A. Bioenergia	85,575	-	100.0	100.0	85,575	85,575	-	-
Grançucar S.A. Refinadora de Açúcar (1)	3,243	-	99.9	99.9	26	26	-	-
Cosan Centroeste S.A. Açúcar e Álcool (2)	-	-	-	99.9	-	1	-	-
Etanol Participações S.A.	242,981	(4,127)	33.3	33.3	80,986	79,450	(569)	-
Other investments (3)	-	-	-	-	23	23	-	(3,320)
					1,187,464	1,234,465	(49,105)	80,519
(1)	The investment balance is reduced by a provision for losses, in the amount of R$3,217;
(2)	Equity interest sold on June 23, 2007 (see Note 1);
(3)	The ‘Earnings (losses) on equity investments’ column includes the results computed by companies merged into Cosan in the year ended April 30, 2007.

	July 31, 2007
	Parent company	Consolidated
Balances as April 30, 2007	1,234,465	93,169
Earnings (losses) on equity investments	(49,105)	118
Capital increase in subsidiaries	4,655	2,105
Increase of investment and goodwill due to merger	-	12
Reduction by proportional consolidation	-	(81,555)
Investment sale	(2,551)	-
Balances as of July 31, 2007	1,187,464	13,849

During the three-month period ended July 31, 2007, subsidiaries Cosan International Universal Corporation and Cosan Finance Limited posted operating losses in the amount of R$1,952 and R$816, respectively. Such losses were recognized by the parent company in the statement of operations for the period under Other operating income (expenses), as a matching entry to the Provision for devaluation of equity investments, classified in Other non-current liabilities, as these subsidiaries had capital deficiency in the amounts of R$7,812 and R$4,276, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTELY FINANCIAL INFORMATION—Continued
(In thousands of reais)

10.      Investments--Continued

On June 25, 2007, the Company contributed capital to Etanol Participações S.A., remitting funds in the amount of R$2,105, which corresponds to 2,114,784 common registered shares with no par value. The Company’s interest in Etanol’s capital was kept at 33.3%.

On June 25, 2007, the Company subscribed for a capital increase amounting to R$30,000 in former subsidiary Cosan Centroeste S.A. Açúcar e Álcool, through the issue of 30,000,000 new common registered shares with no par value. Out of the total capital increase, Cosan paid up R$2,550 via current account credits; the remainder, in the amount of R$27,450, will be paid up with assets and cash no later than December 31, 2007.

On July 23, 2007, the Company sold its interest in Cosan Centroeste S.A. Açúcar e Álcool to indirect subsidiary Agrícola Ponte Alta S.A. at cost, for the amount of R$2,551.

11.      Property, Plant and Equipment

		Parent Company
		07/31/07				04/30/07
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	72,589	108,150	-	180,739	179,116
Machinery, equipment and installations	11.76	316,067	-	(181,659)	134,408	126,465
Vehicles	23.80	35,747	-	(25,872)	9,875	9,311
Furniture, fixtures and computer equipment	15.98	21,150	-	(10,860)	10,290	10,850
Buildings and improvements	4.00	100,577	-	(18,664)	81,913	97,955
Construction in progress	-	117,011	-	-	117,011	99,385
Sugar cane planting costs	20.00	260,892	-	(79,939)	180,953	177,838

Parts and components to be periodically replaced	100.00	59,824	-	(21,831)	37,993	57,560
Other	-	864	-	-	864	483
		984,721	108,150	(338,825)	754,046	758,963

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

11.      Property, Plant and Equipment

		Consolidated
		07/31/07				04/30/07
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	212,193	362,638	-	574,831	571,904
Machinery, equipment and installations	11.42	929,081	141,454	(751,498)	319,037	310,941
Vehicles	20.47	99,130	8,993	(87,655)	20,468	18,796
Furniture, fixtures and computer equipment	15.45	43,946	107	(25,924)	18,129	18,538
Buildings and improvements	5.57	283,320	54,264	(106,190)	231,394	253,656
Construction in progress	-	254,107	-	-	254,107	188,198
Sugar cane planting costs	20.00	737,732	-	(263,529)	474,203	456,615
Parts and components to be periodically replaced	100.00	124,488	-	(44,380)	80,108	120,897
Advances for fixed asset purchases	-	105,789	-	-	105,789	76,317
Other	-	1,884	-	-	1,884	492
Provision for property, plant and equipment devaluation		(3,217)	-	-	(3,217)	(3,217)
		2,788,453	567,456	(1,279,176)	2,076,733	2,013,137

The balance of R$254,107 at July 31, 2007 (R$188,198 in April 30, 2007) under construction in progress consists of investments in manufacturing plants’ modernization and for increased product storage capacity.

The balance of R$105,789 in July 31, 2007 (R$76,317 in April 30, 2007) under advances for fixed assets acquisition consists of advances for purchase of machinery and equipment by electric power co-generation companies.

At July 31, 2007, consolidated property, plant and equipment included the amount of R$429,958 (R$435,047 on April 30, 2007) related to net balance of revaluations.

Profit and loss for the quarter includes the amount of R$4,962 in July 31, 2007 (R$2,591 in 2006) referring to depreciation of revalued assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

12.      Goodwill

	Average annual amortization rates (%)	Parent Company
		07/31/07			04/30/07
		Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of Administração de Participações Aguassanta Ltda.	20	392,616	(360,109)	32,507	52,138
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(31,860)	31,860	35,046
Goodwill on the acquisition of Grupo Mundial	10	127,953	(19,193)	108,760	111,959
Goodwill on the payment of capital of Mundial	10	21,142	(2,819)	18,323	18,852
Goodwill on the acquisition Corona (ABC 125 and ABC 126)	10	267,824	(40,173)	227,651	234,346
Goodwill on the acquisition Usina Açucareira Bom Retiro S.A.	10	115,165	(14,396)	100,769	103,648
		988,420	(468,550)	519,870	555,989

	Average annual amortization rates (%)	Consolidated
		07/31/07			04/30/07
		Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of Administração de Participações Aguassanta Ltda.	20	392,616	(360,109)	32,507	52,138
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(31,860)	31,860	35,046
Goodwill on the acquisition of Usina da Barra	20	35,242	(22,937)	12,305	14,067
Goodwill on the constitution of FBA	10	22,992	(14,753)	8,239	8,813
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	10	24,118	(15,081)	9,037	9,640
Goodwill on the acquisition of Guanabara Agro Industrial S.A.	20	27,747	(25,974)	1,773	3,160
Goodwill on the acquisition of Grupo Destivale	10	69,918	(15,771)	54,147	55,895
Goodwill on the acquisition of Grupo Mundial	10	127,953	(19,193)	108,760	111,959
Goodwill on the payment of capital of Mundial	10	21,142	(2,819)	18,323	18,852
Goodwill on the acquisition of Corona	10	818,831	(119,343)	699,488	719,960
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(14,396)	100,769	103,648
Goodwill on the acquisition of Etanol Participações S.A.	10	69,366	-	69,366	-
		1,788,810	(642,236)	1,146,574	1,133,178

13.      Taxes and Social Contributions Payable

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
ICMS – State VAT	9,094	3,103	20,957	10,374
INSS – Social Security	7,212	6,158	14,426	12,012
PIS – Social Integration Program	318	829	1,186	1,806
COFINS – Social Security Funding	1,467	3,823	5,457	8,326
Tax Recovery Program – REFIS	-	-	291,013	291,913
Special Tax Payment Program – PAES	63,431	65,084	89,581	92,092
Income and social contribution taxes payable	10,120	4,158	31,202	29,251
Other	8,440	14,609	14,243	18,935
	100,082	97,764	468,065	464,709
Current liabilities	(51,829)	(48,202)	(131,539)	(126,202)
Noncurrent liabilities	48,253	49,562	336,526	338,507

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

13.      Taxes and Social Contributions Payable--Continued

Noncurrent amounts become due as follows:

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
13 to 24 months	9,865	9,740	38,725	41,433
25 to 36 months	9,865	9,740	37,953	40,482
37 to 48 months	9,598	9,635	36,743	39,216
49 to 60 months	9,224	9,115	36,185	38,663
61 to 72 months	9,701	9,099	35,739	38,648
73 to 84 months	-	2,233	22,890	28,388
85 to 96 months	-	-	22,890	25,526
Above 97 months	-	-	105,401	86,151
	48,253	49,562	336,526	338,507

Tax Recovery Program - REFIS

In 2000, several of the former subsidiaries that now are part of Usina da Barra and the former Corona signed an Option Instrument applying to pay their debts in installments based on the Tax Recovery Program - REFIS, approved by Law No. 9964, of April 10, 2000. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

The balances at July 31 and April 30, 2007 are as follows:

	Consolidated
	07/31/07	04/30/07
Original amount:
Principal	166,921	166,921
Penalty	50,714	50,714
Interest	81,358	81,358
Legal fees and charges	17,212	17,212
Offset of income and social contribution tax loss carryforward against the debt	(23,977)	(23,977)
	292,228	292,228
Charges calculated upon TJLP variation	107,081	104,054
Payments made	(108,296)	(104,369)
	291,013	291,913
Current liabilities	(23,033)	(25,686)
Noncurrent liabilities	267,980	266,227

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

13.      Taxes and Social Contributions Payable--Continued

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES, under the terms of Law No. 10684 published on May 31, 2003, the Company and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF, of the National Fund For Economic Development (FNDE), and the INSS. Installments are adjusted monthly based on the TJLP variation.

To date, the tax authorities have not yet officially confirmed the amount of total consolidated debts, which, according to the Company and its subsidiaries controls, are as follows:

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Tax debts including restatement up to the date of adherence to the program:
SRF/FNDE taxes	62,093	62,093	83,914	83,914
INSS contributions	13,216	13,216	24,709	24,709
Amortization	(34,439)	(32,047)	(51,405)	(47,809)
Monetary restatement	22,561	21,822	32,363	31,278
	63,431	65,084	89,581	92,092
Current installments	(19,459)	(19,460)	(24,174)	(24,259)
Noncurrent installments	43,972	45,624	65,407	67,833

Installments have been paid based on 1,5% of the Company’s revenues, considering a minimum of 120 and a maximum of 180 installments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

13.      Taxes and Social Contributions Payable--Continued

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filing.

14.      Income and Social Contribution Taxes

a)	Reconciliation of income and social contribution tax expenses:

	Parent company		Consolidated
	05/01/2007 to 07/31/2007	05/01/2006 to 07/31/2006	05/01/2007 to 07/31/2007	05/01/2006 to 07/31/2006
Income (loss) before income and social contribution taxes	48,246	(32,144)	22,084	18,191
Income and social contribution taxes at nominal rate (34%)	(16,404)	10,929	(7,509)	(6,185)
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	(16,696)	27,376	40	89
Non-deductible goodwill amortization	(838)	(271)	(838)	(2,472)
Non-deductible donations and contributions	(421)	(428)	(864)	(904)
Others	(220)	(84)	124	(1,763)
Total current and deferred taxes	(34,579)	37,522	(9,047)	(11,235)
Effective rate	71.67%	-	40.97%	61.76%

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.      Income and Social Contribution Taxes--Continued

b)  Deferred income and social contribution tax assets:

	Parent company
	07/31/07				04/30/07
	Basis	IRPJ 25%	CSSL 9%	Total	Total
Provision for contingencies and other temporary differences	113,796	28,449	10,241	38,690	40,183
Income tax losses	137,164	34,291	-	34,291	41,591
Social contribution tax losses	137,266	-	12,354	12,354	14,982
Deferred taxes		62,740	22,595	85,335	96,756
Current assets				(25,127)	(34,008)
Noncurrent assets				60,208	62,748

	07/31/07				04/30/07
	Basis	IRPJ 25%	CSSL 9%	Total	Total
Provision for contingencies and other temporary differences	656,695	164,173	59,103	223,276	223,642
Income tax losses	191,736	47,934	-	47,934	41,891
Social contribution tax losses	191,837	-	17,265	17,265	15,090
Deferred taxes		212,107	76,368	288,475	280,623
Current assets				(26,923)	(38,093)
Noncurrent assets				261,552	242,530

Deferred taxes on income and social contribution tax loss carryforwards must be realized in up to 2 years (parent company) and 10 years (consolidated), according to expectation of future profitability of the Company and its subsidiaries, as demonstrated in financial projections prepared by management and to be approved by the Board of Directors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.      Income and Social Contribution Taxes--Continued

b)  Deferred income and social contribution tax assets:--Continued

The recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
2008	25,127	34,008	26,923	38,093
2009	23,559	28,839	41,249	47,745
2010	3,869	7,119	41,524	45,689
2011	3,869	4,465	41,818	24,849
2012	3,869	3,721	29,857	20,708
2013 a 2017	25,042	18,604	107,104	103,539
	85,335	96,756	288,475	280,623

Estimates for recovery of the tax credits were based on projections of taxable income, taking into consideration several financial and business assumptions on the balance sheet preparation date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.      Loans and Financings

Purpose	Financial charges(1)		Parent Company		Consolidated		Final maturity	Guarantees(2)
	Index	Average annual interest rate	07/31/07	04/30/07	07/31/07	04/30/07		07/31/07	04/30/07
Senior Notes Due 2009	Dollar (US)	9.0% with 81% of CDI swap	389,941	416,337	389,941	416,337	November/2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0%	-	-	777,911	828,430	February/2017	-	-

Perpetual notes IFC	Dollar (US) Dollar (US)	8.25% 7.44%	861,883 118,655	933,630 137,649	861,883 118,655	933,630 137,649	- January/2013	- -	- -
Resolution 2471	IGP-M Corn price variation	3.95% 12.5%	83,856 144	84,515 144	507,793 1,404	501,902 1,394	October/2020 October/2025	National Treasury Securities and land mortgage	National Treasury Securities and land mortgage

Finame (3)	Prefixed URTJLP	12.86% 5.0%	1,148 4,995	1,122 6,497	1,148 12,252	1,122 7,239	April/2010 March/2012	Mortgage and chattel mortgage on financed assets	Mortgage and chattel mortgage on financed assets

Working capital (4)	IGP-M TR CDI Prefixed	11.3% 12.0% 92% of CDI 9.23%	- - - -	- - - -	8,911 17,012 1,436 9,301	9,605 16,988 - 5,130	December/2012 March/2015 April/2008 July/2007	Inventories, lien and land mortgage	Inventories, lien and land mortgage

			1,460,622	1,579,894	2,707,647	2,859,426
Current			(63,869)	(60,759)	(116,521)	(88,991)
Noncurrent			1,396,753	1,519,135	2,591,126	2,770,435

(1)	Financial charges at July 31, 2007, except when otherwise indicated;
(2)	All loans and financings are guaranteed by promissory notes and guarantees by the Company and its shareholders, in addition to the security described above;
(3)	Out of total financings indexed by URTJLP: 54.97% - principal and charges to be paid twice-yearly, and 45.03% - principal and charges to be paid monthly;

(4)
Out of total loans indexed by IGP-M, 49.38% - principal to be paid monthly and charges annually, and 50.62% - principal and charges paid monthly. The remaining portion is indexed to TR, principal and charges are paid monthly.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.      Loans and Financing --Continued

Noncurrent loans have the following scheduled maturities:

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
13 to 24 months	17,017	20,156	23,183	26,729
25 to 36 months	391,516	424,293	397,039	428,460
37 to 48 months	15,485	16,988	21,282	21,500
49 to 60 months	15,473	16,957	20,861	21,123
61 to 72 months	28,859	42,380	31,467	45,256
73 to 84 months	-	8	2,199	2,132
85 to 96 months	-	8	1,652	1,955
Thereafter	928,403	998,345	2,093,443	2,223,280
	1,396,753	1,519,135	2,591,126	2,770,435

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. At July 31, 2007, these certificates, classified as noncurrent assets, amounted to R$19,655 (R$18,992 at April 30, 2007), Company, and R$127,771 (R$123,310 at April 30, 2007), consolidated. Payments pursuant to such certificates are calculated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be paid in 2020, Company, and 2025, consolidated.

Senior Notes

a)    Due 2009

On October 18, 2004, the Company issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$200 million. These Senior Notes bear interest at a rate of 9% per annum, payable semi-annually in May and November of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.      Loans and Financing --Continued

Senior Notes--Continued

b)    Due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

IFC – International Finance Corporation

On June 28, 2005, the Company entered into a credit facility agreement in the total amount of US$70 million with the IFC, comprising an “A loan” of US$50 million and a “C loan” of US$20 million. The “C loan” was withdrawn on October 14, 2005 while the funds from the “A loan” were released at February 23, 2006. Under the agreement, the Company has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of the Company in connection with its Initial Public Offering. On November 7, 2005, IFC informed the Company of its intention to exercise the conversion option in relation to the amount of US$5 million, which translated on November 16, 2005 totaled outlay of R$10,980 referring to “C loan”, which was converted into 228,750 common registered shares in connection with the public offer realized on November 2005.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.      Loans and Financing --Continued

IFC – International Finance Corporation--Continued

Interest payments accrued on these loans are due on a semi-annual basis and are payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes the Company’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lumpsum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The operations are guaranteed by the industrial facilities under “Usina Rafard”, and by a guarantee provided by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

The Company, together with its controlling shareholder and its subsidiaries, entered into an Equity Rights Agreement with IFC, whereby tag along right and a put option have been granted to IFC, which requires the Company’s controlling shareholders to hold a minimum interest of 51% in the Company’s share capital.

Perpetual Notes

On January 24 and February 10, 2006, the Company issued Perpetual Notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and are subject to interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date. Perpetual notes are secured by the Company and by Usina da Barra.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.      Loans and Financing --Continued

Restrictive Covenants in the Loan and Financing Agreements

The Company and its subsidiaries are subject to certain restrictive covenants, the main ones being as follows:

•	indebtedness limit: net debt/EBTIDA ratio must be less than 3.5 to 1, being 2.3 to 1 at July 31, 2007 (1.7 to 1 at July 31, 2006);
•	restriction on transactions with shareholders and affiliated companies;
•	restriction on payment of dividends and other payment restrictions affecting subsidiaries;
•	indebtedness limit: current asset/current liability ratio equal or higher than 1.3 being 2.7 at July 31, 2007 (2.8 at July 31, 2006); and
•	restriction on guarantees granted on assets

All restrictive covenants have been fully met by the Company and its subsidiaries.

Expenses with issue of Notes

Expenses incurred with issue of Senior and Perpetual Notes are recorded as other assets and as prepaid expenses, in current and noncurrent assets respectively, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

16.      Provision for Contingencies

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Tax	179,731	175,350	682,186	670,154
Civil and labor	7,737	7,572	102,600	101,082
	187,468	182,922	784,786	771,236
Judicial deposits	(10,296)	(10,146)	(43,816)	(43,270)
	177,172	172,776	740,970	727,966

The Company and its subsidiaries are a party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of their legal advisors. Management believes resolution of these disputes will have no effect significantly different from the estimated amounts accrued.

Tax contingencies refer, substantially, to suits filed by the Company and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA – Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The main tax contingencies are as follows:

	Parent Company		Consolidated
	07/31/07	04/30/07	07/31/07	04/30/07
Credit premium - IPI	131,266	128,836	255,873	251,534
ICMS credits	11,200	10,585	39,048	37,315
Contribution to IAA	-	-	77,383	76,643
PIS and Cofins	17,215	16,341	121,562	119,268
Other	20,050	19,588	188,320	185,394
	179,731	175,350	682,186	670,154

The status of proceedings and respective amounts involved did not change significantly in the three-month period ended July 31, 2007 vis-à-vis the prior quarter ended April 30, 2007.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

16.      Provision for Contingencies--Continued

Likelihood of loss rated as possible

i)     IPI Premium Credit resulting from Revenue Procedure No. 67/98

Brazilian IRS Revenue Procedure No. 67/98 enabled the possibility of recovering IPI amounts paid in the period from January 14, 1992 to November 16, 1997 on refined amorphous sugar.

In light of this, former Usina da Barra, for periods in which payments had been made, claimed the right to offset these amounts against other taxes due. Nevertheless, the Brazilian IRS denied claims for both refunding and offsetting the referred to amounts. Thus, Usina da Barra filed an administrative appeal against such rejection.

After the notice for payment of the offset amounts, in light of the changes introduced by Brazilian Internal Revenue Service (SRF) Revenue Procedure No. 210/02, the subsidiary Usina da Barra obtained a preliminary injunction on a petition filed for a writ of mandamus to suspend collection of the taxes offset aimed to prevent the government from filing actions for collection of such debts. The preliminary injunction was granted by the relevant judge. The legal advisor representing the Company in this case rated the likelihood of an unfavorable outcome as possible. The amount offset and restated through July 31, 2007 totals R$145,884 (R$144,123 at April 30, 2007). Supported by the evaluation of its legal advisors, management believes that it is not necessary to recognize a provision for this contingency.

ii)     Tax assesment – Withholding Income tax

In September 2006, the Brazilian IRS drew up a tax deficiency notice against the Company in view of the lack of payment of withholding income tax on capital gain from operation involving acquisition of subsidiary, giving rise to an administrative process for which the likelihood of loss is rated as possible, according to the legal advisors’ opinion. No provision was recorded in the financial statements. At July 31, 2007, this proceeding amounted to R$150,239 (R$148,550 at April 30, 2007).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

16.      Provision for Contingencies--Continued

Likelihood of loss rated as possible--Continued

iii)   Other contingencies

In addition to the aforementioned claims, the Company and its subsidiaries are involved in other contingent liabilities relating to tax claims, which have not been accounted for, considering their current stage and the likelihood of favorable outcomes based on the opinion of their legal advisors. These claims are broken down as follows:

	Parent Company		Consolidated
	07/31/07	04/30/06	07/31/07	04/30/06
ICMS – State Value added Tax	6,608	6,482	63,386	58,909
IAA - Sugar and Ethanol Institute	-	-	48,418	48,216
IPI - Federal Value-added tax	15,436	15,219	72,391	64,924
Other	11,799	7,134	43,259	37,777
	33,843	28,835	227,454	209,826

Contingent credits

i)     IPI Premium Credit - BEFIEX

The subsidiary Usina da Barra has been challenging in court previously unused tax credits of approximately R$279,273 in July 31, 2007 (R$275,915 at April 30, 2007), related to IPI premium credit (Decree Law No. 491, dated March 5, 1969), levied on exports made under the Special Export Program – BEFIEX, calculated for the period May 1992 to December 2006. The subsidiary’s legal advisors believe that there are good chances of a favorable outcome in this case. These credits were neither recorded by the Company nor used to offset against other tax liabilities.

ii)    Accounts receivable from federal government

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government, since, at the time the sector was under the Government’s control, the product prices were mandatorily established at levels that did not conform to the reality of the sector, created by the Government itself.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

16.      Provision for Contingencies--Continued

Contingent credits--Continued

ii)    Accounts receivable from federal government--Continued

The indemnification suits are still being challenged in court and, as such, were not recorded in the subsidiary’s financial statements as of July 31, 2007. However, on February 28, 2007, the subsidiary recognized a gain in the P&L for the period, in the amount of R$318,358, corresponding to one of the above-mentioned proceedings, for which a final and unappealable decision was rendered in favor of subsidiary, as per decision handed down at the end of July 31, 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recognized under Financial income (expenses), net, against the account Credit from indemnification suit, under noncurrent assets. The Company is expecting a final decision regarding the form of payment, which should take place by means of securities issued in connection with public debts, to be received in 10 years, after the final decision is handed down for the enforcement proceeding. The Company, based on the opinion of its legal advisors, estimates that the discussion on the enforcement proceeding will be concluded in three years. The lawyers’ fees referring to this suit was recognized in General and administrative expenses, in the amount of R$38,203, against the account Other liabilities, under noncurrent liabilities.

17.      Shareholders’ Equity

a)    Capital

As of July 31, 2007, the Company’s capital is represented by 188,886,360 registered common shares (same as at April 30, 2007), with no nominal value.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

17.      Shareholders’ Equity--Continued

b)    Legal reserve

At April 30, 2007, the Company distributed 5% of the net income determined in the year legal reserve, as per the articles of incorporation and in compliances with the Brazilian Corporate Law, in amount of R$15,954.

c)    Dividends

According to the Company’s article of incorporation, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6404/76. The dividend amounts determined at April 30, 2007 corresponded to R$75,783, which was fully paid since August 6, 2007.

d)    Reserve for new investments and modernization

The Company management has approved at the shareholders’ meeting that a portion of earnings be retained as of April 30, 2007, in the amount of R$227,349, in order to continue investments and the modernization process.

18.      Management Fees

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

19.      Financial Income (Expenses), Net

	Parent Company		Consolidated
	05/01/07 to 07/31/07	05/01/06 to 07/31/06	05/01/07 to 07/31/07	05/01/06 to 07/31/06
Financial expenses
Interest (1)	(54,978)	(55,398)	(89,673)	(41,254)
Monetary variation losses	(485)	(1,243)	(2,974)	(11,695)
Exchange variation losses (2)	131,927	(68,949)	134,537	(70,947)
Results from derivatives (3)	(7,241)	(152,076)	(7,241)	(152,076)
CPMF expenses	(2,945)	(3,267)	(5,120)	(5,787)
Bank charges	(141)	(1,174)	(410)	(1,747)
	66,137	(282,107)	29,119	(283,506)
Financial income
Interest (1)	4,483	4,705	13,604	11,612
Monetary variation gains	112	-	726	4,595
Exchange variation gains (2)	(6,007)	3,788	(6,023)	2,970
Results from derivatives (3)	91,066	20,586	91,066	26,151
Earnings from marketable securities	15,235	23,552	23,267	25,632
Discounts obtained (4)	74	25,755	(917)	26,865
	104,963	78,386	121,723	97,825
	171,100	(203,721)	150,842	(185,681)

(1) Includes results from currency and interest rate swap contracts for the changes related to the senior notes;
(2) Includes foreign exchange gains on liabilities denominated in foreign currency;
(3) Includes results from transactions in futures, options, swaps and NDF; and,
(4) In 2006, includes discounts obtained on promissory notes and VAT payment.

20.      Statement of EBITDA (Not reviewed)

	Consolidated
	05/01/07 to 07/31/07	05/01/06 to 07/31/06	08/01/06 to 07/31/07	08/01/05 to 07/31/06
Net operating revenue	591,713	944,113	3,252,656	2,851,016
Less:
Cost of goods sold and services rendered	(548,010)	(575,950)	(2,453,175)	(1,878,104)
Selling expenses	(61,083)	(60,060)	(283,045)	(213,362)
General and administrative expenses and management fees	(57,001)	(46,297)	(256,863)	(161,525)
Other operating income (expenses), net	(1,481)	(3,044)	36,872	(18,764)
Plus:
Depreciation and amortization	125,379	70,329	352,010	158,267
EBITDA	49,517	329,091	648,455	737,528

EBITDA of the Company and subsidiaries may be reconciled with operating results as follows:

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

20.      Statement of EBITDA (Not reviewed)--Continued

	Consolidated
	05/01/07 to 07/31/07	05/01/06 to 07/31/06	08/01/06 to 07/31/07	08/01/05 to 07/31/06
Operating income (loss)	19,130	16,978	567,445	(45,389)
Plus:
Goodwill amortization	55,968	56,364	223,290	164,904
Financial income (expenses), net	(150,842)	185,681	(494,490)	407,773
Losses (gains) on equity investments	(118)	(261)	200	(832)
Expenses with placement of shares	-	-	-	52,805
Depreciation and amortization	125,379	70,329	352,010	158,267
EBITDA	49,517	329,091	648,455	737,528

21.      Financial Instruments

a)    Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which the Company and its subsidiaries are exposed. The Company carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

b)    Price risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

b)    Price risk--Continued

At July 31, 2007 the Company had 1,456,665 tons of sugar (1,317,287 tons at April 30, 2007), hedged by negotiations with financial instruments, as shown below:

Derivatives included in contract NY11 (NYBOT)
Month	Quote on 07/31/07 (¢/lb)	Protected volume (T)	Average price (¢/lb)	Market Value on 07/31/07 (R$ thousand)
May/07	10.33	39,980	9.56	(1,274)
Jul/07	10.33	352,677	9.13	(17,525)
Oct/07	10.33	680,771	11.01	18,456
Mar/08	10.42	31,750	11.04	812
Jul/08	10.51	141,630	10.34	(977)
Oct/08	10.77	38,100	10.55	(354)
Total		1,284,907	10.36	(862)

Derivatives included in Contract London # 5 (LIFFE)
Month	Quote on 07/31/07 (US$/lb)	Protected volume (T)	Average price (US$/lb)	Market Value on 07/31/07 (R$ thousand)
May/07	309.40	2,922	352.20	234
Aug/07	309.40	91,986	326.06	2,876
Oct/07	309.40	54,350	317.63	840
Aug/08	309.20	22,500	305.06	(175)
Total		171,758	321.09	3,775

Derivatives included in Contract RBOB Gasoline (NYMEX)
Month	Quote on 07/31/07 (US$/g)	Protected volume (M3)	Average price (US$/g)	Market Value on 07/31/07 (R$ thousand)
Aug/07	2.11	2,544	2.27	202
Sep/07	2.11	2,544	2.07	(50)
Oct/07	2.01	2,544	2.02	10
Total		7,632	2.12	162

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

b)    Price risk--Continued

Derivatives included in contract NY11 (NYBOT)
Month	Quote on 04/30/07 (¢/lb)	Protected volume (T)	Average price (¢/lb)	Market Value on 04/30/07 (R$ thousand)
Mar/07	9.10	474	12.02	62
May/07	9.10	289,480	9.63	6,815
Jul/07	9.10	403,301	12.21	56,794
Oct/07	9.45	471,881	11.51	44,219
Mar/08	10.09	31,750	11.04	1,349
Total		1,196,887	11.28	109,239

Derivatives included in Contract London # 5 (LIFFE)
Month	Quote on 04/30/07 (US$/lb)	Protected volume (T)	Average price (US$/lb)	Market Value on 04/30/07 (R$ thousand)
Mar/07	308.00	14,000	336.00	797
May/07	308.00	25,000	339.82	1,618
Aug/07	308.00	49,300	324.84	1,689
Oct/07	297.00	32,100	321.02	1,568
Total		120,400	328.23	5,672

c)    Foreign exchange risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in the OTC segment with leading institutions.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

c)    Foreign exchange risk--Continued

At July 31, 2007, the Company had US$420,000 thousand (US$191,000 thousand at April 30, 2007) protected by negotiations with financial instruments, as shown below:

Derivatives included in the contract denominated in Commercial Dollar Rate (Futures and Commodities Exchange - BM&F)
		Protected	Average	Market value on
Month	Quote on 07/31/07 (R$/US$)	volume (US$ thousand)	price (R$/US$)	07/31/07 (R$ thousand)
Aug/07	1.8776	59,000	2.1317	7,636
Sep/07	1.8910	41,000	2.1022	4,406
Oct/07	1.8971	43,000	2.0335	2,899
Nov/07	1.9038	74,000	2.0774	6,390
Dec/07	1.9098	71,000	2.1026	6,787
Jan/08	1.9158	36,000	2.0445	2,223
Feb/08	1.9227	16,000	2.1232	1,565
Mar/08	1.9286	52,000	2.0170	2,133
Apr/08	1.9348	28,000	2.0114	970
Total		420,000	2.0743	35,009

Derivatives included in the contract denominated in Commercial Dollar Rate (Futures and Commodities Exchange - BM&F)
		Protected	Average	Market value on
Month	Quote on 04/30/07 (R$/US$)	volume (US$ thousand)	price (R$/US$)	04/30/07 (R$ thousand)
May/07	2.0339	27,000	2.3416	8,303
Jun/07	2.0443	36,000	2.3823	12,039
Jul/07	2.0528	33,000	2.3852	10,757
Aug/07	2.0638	14,000	2.3568	3,982
Sep/07	2.0740	7,000	2.2767	1,300
Dec/07	2.0995	59,000	2.1231	890
Jan/08	2.1077	6,000	2.3161	1,108
Feb/08	2.1163	9,000	2.2299	879
Total		191,000	2.2820	39,258

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)
(Unaudited)

21.      Financial Instruments--Continued

c)    Foreign exchange risk--Continued

Additionally, the Company was engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% p.a. to 81% do CDI. The total nominal contracted amount of US$90,300 thousand, R$257,671 on the date the contract was entered into, corresponding to total interest payable by the maturity date of the Senior Notes, of which the amount of US$36,300 thousand was incurred and paid by July 31, 2007 (idem at April 2007). The financial result obtained in this type of transaction is recognized on a pro-rata temporis basis as a contra entry to the Senior Notes interest expense. In the quarter ended July 31, 2007, the Company determined a negative result on these swap operations in the amount of R$4,903 (R$23,393 at April 30, 2007).

At July 31, 2007 and April 30, 2007, the Company’s and its subsidiaries’ net exposure to changes in U.S. dollar exchange rate variation was as follows:

	Consolidated
	07/31/07		04/30/07
	R$	US$ (in thousands)	R$	US$ (in thousands)
Amounts pending foreign exchange closing	17,151	9,135	25,881	12,725
Cash and cash equivalents	370,177	197,154	584,967	287,609
Derivative financial instruments – assets (1)	92,701	49,372	36,980	18,182
Notes receivable from abroad	58,546	31,181	33,234	16,340
Loans in foreign currency	(118,655)	(63,195)	(137,649)	(67,677)
Advances from customers (2)	(40,002)	(21,305)	(86,166)	(42,365)
Senior Notes due in 2009	(375,520)	(200,000)	(406,780)	(200,000)
Senior Notes due in 2017	(777,911)	(414,311)	(828,430)	(407,311)
Perpetual notes	(861,883)	(459,034)	(933,630)	(459,034)
Derivative financial instruments – liabilities (3)	(7,158)	(3,812)	-	-
Net foreign exchange exposure	(1,642,554)	(874,815)	(1,711,593)	(841,531)

(1)	Includes balances of margin deposit and call option premium (see Note 6);
(2)	Includes export prepayment balances; and
(3)	Includes balances of credit facility used and put option premium (see Note 6).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

d)    Interest rate risk

The Company monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At July 31, 2007, the Company did not record any interest rate derivative contracts, except for the swap arrangement referred to in item c) Foreign exchange risk.

e)    Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

f)    Debt acceleration risk

As of July 31, 2007, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others.  These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

21.      Financial Instruments--Continued

g)    Market values

As of July 31, 2007 and April 30, 2007, the fair values of cash and cash equivalents, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the loan related to Resolution 2471, represented by its present value, at July 31, 2007 and April 30, 2007, approximates the amounts recorded in noncurrent assets under Restricted Brazilian Treasury Bills (CTN).

The fair value of the Senior Notes maturing in 2009 and 2017, as described in Note 15, according to their market value, was 104.75% and 91.75%, respectively, of their face value at July 31, 2007.

The fair value of Perpetual Notes as described in Note 15, according to its market value, was 99.25% of its face value at July 31, 2007.

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the financial statements considering that such instruments are subject to variable interest rates.

22.      Insurance (Not Reviewed)

At July 31, 2007, the Company and its subsidiaries maintains insurance cover against fire, lightning and explosions of any nature for the whole sugar and ethanol stock in the aggregate amount of R$1,059,700 and for buildings and equipment located at plants and installations amount in the aggregate to R$137,443. Sugar and ethanol inventories located at different plants and warehouses are covered by separate insurance policies with expiration dates varying between July 2007 and July 2008, each of them being renewable annually, usually by agreement between the parties. In particular, equipment and products that are offered as guarantee for the financial transactions we are engaged in are insured.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

22.      Insurance (Not reviewed)--Continued

Also the Company has taken out insurance policies for its aircrafts in the total amount of roughly R$16,000 million which are valid until September 2007 to June 2008 as well as civil liability insurance of approximately R$388,000 million.

At July 31, 2007, Cosan Portuária has insurance for its cargo loading terminal in Santos Port in the total amount of R$112,475, which encompasses equipment as well as inventories stored in the terminal.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

23.      Stock Option Plan

At the Annual and Extraordinary Shareholders’ Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising the Company’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and high level employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary Meeting. The remaining 1.75% may still be distributed. According to the Stock Option Plan, the option price is R$6.11 (six reais and eleven cents) per share. Options may be exercised after a one-year grace period starting November 18, 2005, at the maximum percentage of 25% per year. On November 20, 2006, 1,132,707 options were exercised and 285,060 options expired due to the exit of one eligible executive. Consequently, the remaining balance of the options to be exercised at July 31, 2007 is of 2,885,013 common shares.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

23.      Stock Option Plan--Continued

In the quarter ended July 31, 2007, were the Company to record the Stock Option Plan, its net income would have increased by R$2,026 (decreased R$5,204 in the quarter ended at July 31, 2006). In this hypothesis, at July 31, 2007, the Company would present increase in noncurrent assets by R$10,658 (R$11,702 at April 30, 2007), increase in noncurrent liabilities by R$31,347 (R$34,417 at April 30, 2007) and decrease in shareholders’ equity by R$20,689 (R$22,715 at April 30, 2007). If the stock option included the issue of new shares, current shareholders would have their shareholding reduced by 1.5044%, after the exercise of all options without any effect on the Company results.

24.      Subsequent Event

Change of controlling shareholder

On August 1, 2007, Cosan Limited, a company incorporated in Bermuda, became the controlling shareholder of Cosan S.A. Indústria e Comércio (the “Company”), in which it holds 51% interest.

This operation was carried out by means of a corporate restructuring involving the Company’s former direct controlling shareholders, to wit, Usina Costa Pinto S.A. Açúcar e Álcool (“Usina Costa Pinto”) and Aguassanta Participações S.A. (“Aguassanta Participações”). Referred to shareholders contributed capital to Cosan Limited in the form of Company’s common shares, as stated below, thus becoming part of the Company’s indirect ownership structure:

Shareholder	Number of shares of the Company’s issue contributed as capital to Cosan Limited	Interest held in the Company
Usina Costa Pinto	30,010,278	15.89%
Aguassanta Participações	66,321,766	35.11%
	96,332,044	51.00%

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

24.      Subsequent Event--Continued

Change of controlling shareholder--Continued

Subsequently, Aguassanta Participações proceeded with the corporate restructuring involving its interest held in Cosan Limited. As a result of this restructuring, the equity interest formerly held by Aguassanta Participações directly in Cosan Limited turned into indirect interest, by means of holding companies in Brazil and abroad. Upon completion of said corporate restructuring operation, Cosan Limited ownership structure – where Cosan Limited equity interest in Cosan S.A. Indústria e Comércio remained unaltered, corresponding to 51,6% -, was as follows:

Shareholder	Class of shares	Number of shares	Interest
Usina Costa Pinto	B1	30,010,278	15.29%
Queluz Holdings Limited	B1	66,321,766	33.78%
Aguasanta Participações S.A.	A	5,000,000	2.55%
Other shareholders	A	95,000,000	48.39%
		196,332,044	100.00%

Cosan Limited shares owned by Usina Costa Pinto and Queluz Holdings Limited are Class B1 shares, which entitle their holders to 10 votes per share. Other shares are Class A shares, which entitle holders to 1 vote per share.

On August 16, 2007, Cosan Limited took part in a Global Initial Public Offering (IPO) at the New York Stock Exchange by offering 100,000,000 Class A shares. As of that date, Cosan Limited priced its IPO at US$10.50 per Class A share, equivalent to the amount of R$21.05.

In consonance with the IPO, Cosan Limited is conducting a public distribution of Brazilian Depositary Receipts (“BDRs”), which represent Class A shares and have been traded at the São Paulo Stock Exchange since August 17, 2007.

The referred to operation gave rise to questioning by the Brazilian Securities and Exchange Commission (“CVM”) which, in an Official Letter dated August 10, 2007 requested information of the Company’s Chairman and CEO about noncompliance with his loyalty duties and the possible usurpation of corporate opportunity under the terms of Brazilian legislation, especially as regards the conduct of activities abroad by Cosan Limited which could have been performed by the Company itself.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

24.      Subsequent Event--Continued

Change of controlling shareholder--Continued

On August 14, 2007, the Company’s Chairman and CEO informed CVM that his role in the corporate reorganization operation was and continues to be conducted pursuant to Brazilian laws.

Complementarily, at a meeting held on August 15, 2007, the Company learned from CVM Decision-Making Board that, in the opinion of its members, the conduct of activities abroad by means of Cosan Limited which could be developed by Cosan S.A. through the currently proposed ownership structure may represent a violation of the Brazilian corporate laws as respects loyalty duty and conflict of interest. Accordingly, if the structure is maintained and Cosan Limited performs investment operations abroad to the detriment of Cosan S.A., CVM may initiate an administrative proceeding, which may ultimately lead to penalties. The Company’s Chairman and CEO believes not to have violated any applicable law, otherwise he undertakes to propose alternative structures and, in the search of solutions in this connection, he further undertakes not to change the conditions and steps already publicized under significant events, particularly as regards the swap offering to be directed to Cosan S.A. shareholders.

Annual General Meeting

On August 30, 2007, the Company held its Annual General Meeting whereat the following resolutions were made by unanimous vote:

•	Approval of the Company’s financial statements and management report for the year ended April 30, 2007, as well as of the allocation of net profit for the year;
•	Ratification of the dividend distribution resolved by the Board of Directors and effectively carried out on August 6, 2007;
•	Election of the Company’s Audit Committee new members;
•	Setting the Audit Committee members compensation and the overall annual amount payable as Company management fees.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

29.      Additional Information

	Parent Company		Consolidated
	05/01/07 to 07/31/07	05/01/06 to 07/31/06	05/01/07 to 07/31/07	05/01/06 to 07/31/06
Cash flows from operating activities
Net income for the period	13,667	5,378	13,667	5,378
Adjustments to reconcile net income to cash provided by (used in) operating activities
Losses (earnings) on equity investments	49,105	(80,519)	(118)	(261)
Depreciation and amortization	51,081	21,107	125,379	70,329
Provision for devaluation of permanent equity investments	2,768	-	24	34
Residual value of permanent asset disposals	3,166	401	2,553	2,040
Goodwill amortization	36,119	30,122	55,968	56,364
Set-up (reversal) of provision for contingencies	795	(1,635)	1,670	4,942
Minority interest	-	-	(630)	1,578
Deferred income and social contribution taxes	11,421	(37,522)	(10,943)	130
Discounts on promissory notes	-	(25,600)	-	(25,600)
Interest and monetary and foreign exchange variation, net	(66,493)	128,215	(103,036)	116,777
Others	-	-	-	199
Decrease (increase) in assets
Trade accounts receivable	2,874	(19,584)	(29,073)	(17,654)
Inventories	(125,459)	(184,597)	(279,628)	(420,490)
Derivative financial instruments	(56,451)	215,839	(56,451)	215,839
Other assets	(3,457)	(4,745)	(76,691)	(49,465)
Increase (decrease) in liabilities
Trade accounts payable	72,050	70,053	199,863	177,894
Salaries payable	12,196	9,637	27,106	27,433
Taxes and social contributions payable	1,452	3,237	(1,399)	5,015
Provision for contingencies	244	31	(1,084)	1,619
Derivative financial instruments	12,425	(32,907)	12,425	(32,907)
Other liabilities	(14,887)	9,048	(19,767)	27,424
Net cash provided by (used in) operating activities	2,616	105,959	(140,165)	166,618
Cash flow from investing activities
Acquisition of investment	(4,655)	-	(2,105)	-
Goodwill on acquisition of investment	-	-	(1,829)	(3,706)
Acquisition of property, plant and equipment	(45,910)	(40,402)	(170,349)	(84,432)
Marketable securities	284,288	87,139	338,679	136,900
Others	-	-	(132)	(232)
Net cash provided by investing activities	233,723	46,737	164,264	48,530

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

29.      Additional Information--Continued

	Parent Company		Consolidated
	05/01/07 to 07/31/07	05/01/06 to 07/31/06	05/01/07 to 07/31/07	05/01/06 to 07/31/06
Cash flows from financing activities
Loans and financing	-	-	1,936	-
Advances from customers	-	2,936	4,363	3,212
Payments of principal and interest on loans and financings, advances from customers and promissory notes	(91,728)	(59,358)	(97,664)	(103,168)
Prepayment with related parties	(30,740)	-	-	-
Others	-	-	2,424	-
Net cash used in financing activities	(122,468)	(56,422)	(88,941)	(99,956)
Net increase (decrease) in cash and cash equivalents	113,871	96,274	(64,842)	115,192
Cash and cash equivalents at beginning of period	31,571	19,247	643,815	61,036
Cash and cash equivalents at end of period	145,442	115,521	578,973	176,228

Additional cash flow information

Interest paid on loans, financings, advances from customers and promissory notes	39,794	46,800	40,465	49,668
Income and social contribution taxes paid	1,176	-	5,333	564

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)

Quarterly Financial Letter

1st Quarter of Fiscal Year 2008 – May, June and July

Paulo Diniz, CFO & RI	Cosan: performance affected by depressed prices while strategy strengthened by listing on the NYSE
Guilherme A. Prado, Investors’ Relations Alexandre Sirihal, Financial Planning Anderson Varanda, Treasury Mauricio Sartorelli, Controllership ri@cosan.com.br www.cosan.com.br	▪

The dramatic drop in sugar and ethanol commodity prices, the relevant appreciation of the Brazilian Real versus the U.S. dollar and the adverse climatic conditions in the quarter caused the entire Brazilian sugar & ethanol industry to be strongly affected as this 2007 harvest begins. Reflecting this environment, the situation for Cosan was no different: average sugar and ethanol prices in this 1Q’08 fell 46% and 29% in relation to the same quarter last year. Accordingly, the company prioritized the trading of sugar, with 842.1 thousand tons, taking advantage of the existing favorable hedging position. As regards the 245.0 million liters of ethanol sold, considering that it essentially concerns a spot prices market, Cosan opted for added storage, so as to mitigate the harmful effects caused by massive sales by most ethanol producers. Hence, at the end of 1Q’08 Cosan recorded net sales of R$591.7 million, 37.3% less than those recorded for 1Q’07.

1Q'07	1Q'08	Financial Highlights (R$MM)	YTD'07	YTD'08
944.1	591.7	Net Operating Revenue	944.1	591.7
368.2	43.7	Gross Profit	368.2	43.7
39.0%	7.4%	Gross Margin	39.0%	7.4%
329.1	49.5	EBITDA	329.1	49.5
34.9%	8.4%	EBITDA Margin	34.9%	8.4%
203.2	133.3	EBITDAH (Adjusted by Hedge)	203.2	133.3
24.8%	19.7%	EBITDAH Margin	24.8%	19.7%
5.4	13.7	Net Profit (Loss)	5.4	13.7
0.6%	2.3%	Net Margin	0.6%	2.3%

Definitions:
FY’08 – fiscal year beginning on
May 5, 2007 and to end on April 30, 2008
FY’07 - fiscal year beginning on
May 1, 2006 and ended on April 30, 2007
1Q’08 - quarter to end on July 31, 2007
1Q’07 - quarter ended on July 31, 2006
YTD08 -  period beginning on the same date as FY’08 and ending at end of 1Q’08
YTD07 -  period beginning on
the same date as FY’07 and ending at the end of 1Q’07
▪
Cost of goods sold ended up strongly affected by intermittent rainfall that is atypical at this beginning stage of the harvest, resulting in that only 15.1 million tons of cane where crushed, as compared to the 17.3 million tons initially planned. As a consequence, considerable idleness was generated for the company’s agricultural and industrial activities, resulting mostly in a high cost for our own cane. Thus, combined with the depressed prices, the EBITDA margin dropped to 8.4% in this 1Q’08, as compared to the 34.9% for the same quarter last year. However, the company’s favorable hedging position caused the EBITDAH of R$133.3 million to represent a margin of 19.7% versus 24.8% for the 1Q’07, which margin is extremely attractive for a period of almost pitiful prices.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
If on the one hand the 14% appreciation of the Real significantly penalized export revenues in the quarter (although partially mitigated by the exchange rate hedge), this appreciation ended up providing a relevant exchange gain on dollar indebtedness, generating net financial revenue of R$150.8 million in this 1Q’08. Thus, if even after deducting non-cash amortizations of R$56.0 million of premiums related to past acquisitions, the R$13.7 million bottom line was ultimately much better than the R$5.4 million reported for the same quarter last year.

▪
As a subsequent event, the hurricane that struck the world financial market provided a unique contribution to the company. Thus, on August 17 2007, Cosan Ltd., the parent company of the Cosan group, conducted its IPO in the NYSE securing funding of US$1.2 billion, thereby becoming the first company with Brazilian control to have shares listed on the New York exchange. Despite the considerably depressed prices in the international stock markets, listing on the NYSE will be fundamentally important from the strategic point of view, for the Cosan group to realize its vision of effectively becoming the No. 1 global player in terms of renewable energy.

A. Market Outlook

▪
From the macro standpoint the market starts to pay the high price for its intrinsic distortions. As only one third of the world sugar market is free, while the other two thirds are protected, the prohibition of subsidized exports from Europe to the free market in the recent past generated a true scuffle with sugar prices, which actually surpassed US¢19/lb. At the same time the world discovered ethanol, leading the U.S. to gather resources to create the largest ethanol market on the planet within a relatively short period. In addition, the actual rapidity of success of the flex-fuel automobiles in Brazil created immediate opportunities, which until then had only been for an extended horizon. The combination of these two elements ultimately created a race among countries and producers for expansion of world production. In Brazil and India, the publicity concerning the sugar and ethanol industry caused the race to be even more magnified by the arrival of the “parachutists” (newcomers to the industry with no previous knowledge), who believed that they could generate extremely high returns within a short period of time.

▪
As a result, presently the world is experiencing a situation of surplus supply, with resulting depressed prices. If on the one hand this imbalance should give rise to serious consequences for this harvest, on the other hand it should contribute to better selectivity among the producers themselves, making them can learn a hard lesson. In this way, a second wave of consolidation in the industry could be visualized, with some remaining players becoming more strengthened, but the great majority considerably weakened.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
The 2007/08 harvest in the central-southern region of Brazil has been providing some surprises, which have caused the more optimistic production expectations, particularly in the case of sugar, announced in the beginning of the harvest, to start to loose strength and a number of sources of information of the industry, such as Única and Datagro, have been revising their projections to more conservative levels. The reasons for this are: i) a more ethanol-oriented harvested than for the initial expectation, with the mix in favor of ethanol exceeding 55%; ii) delay of maintenance of machinery and equipment, which delayed the beginning of the harvest for some farmers; iii) delays caused by rainfall, principally in the second half of July, when the mills were down for about 5 days; iv) less agricultural productivity and industrial yield, resulting from a greater incidence of cane bore (a type of plague), as well as an increase in the content of fiber in the cane.

Harvest consolidates as being more ethanol-oriented, and hydrous ethanol is the featuring product.	▪
At the end of 1Q’08 the 2007/08 harvest in the central-southern region of Brazil showed crushing of approximately 190 million tons of cane, a volume 3% higher than for the same period of the previous harvest. Production of sugar totaled 10.9 million tons, i.e., a drop of 12% in relation to the same period last year. On the other hand, production of ethanol totaled 8.3 billion liters, which represents an increase of 11%. Of the total volume of ethanol, production of hydrous ethanol exceed 5 billion liter, 24% more volume, while anhydrous ethanol showed 3.2 billion liters, 6% less than in the same period of the previous year. These figures corroborate the growing demand for hydrous ethanol generated by flex-fuel  automobiles.

▪
The impact of the arrival of the new Brazilian harvest in the international sugar market in a way has already been assimilated by the market and thus the trend of more intense losses, perceived since the middle of last year, has lost strength, opening space for brief recoveries. During 1Q’08 sugar quotes dropped to US¢8.45/lb, the lowest quote since May 2005. At the end of 1Q’08 the NY11 was quoted at US¢10.33/lb. The average NY11 for 1Q’08, of US¢9.29/lb, was 41% less than the average price for the same period last year. As regards 4Q’07, we had a decrease of almost 9%.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Hedge funds continue to play an important role in NY sugar quotes.	▪
During 1Q’08 the major hedge funds went from a net sold position of approximately 35 thousand lots at the beginning of the quarter to a net purchased position at the end of the quarter of 24 thousand lots, i.e., a variance of 59 thousand lots. Minor funds and speculators increased their purchased positions by close to 24 thousand lots, reaching at the end of the quarter a net purchases position of 28 thousand lots. Thus, at the end of 1Q’08, the major hedge funds, coupled with minor funds and speculators, held a net purchase position of approximately 52 thousand lots, representing 8% of total outstanding contracts. At the end of 4Q’07 these fund held a net sold position of 34 thousand lots, or 5% of outstanding contracts.

▪
Variances of refined sugar quotes, although more moderate than for coarse sugar, were also significant. In the international market the average price observed for refined sugar during 1Q’08, of US$322.18/ton, was 30% less than the U$460.98/ton for 1Q’07. In comparison with the previous quarter, there was a decrease of 3.7%.

▪
As we had commented in previous quarters, the scarcity of refining capacity around the world, deriving from the end of the subsidies granted for European exports, maintained the white sugar premium at historically high levels. However, with the start-up of operations of new refineries, located mainly in Middle East and African countries, the white sugar premium has been lowering gradually and at the end of 1Q’08 was quoted at US$88 per ton. At the end of 4Q’07 the white sugar premium was quoted at US$110 per ton.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Domestic refined sugar market showing significant drops in the quarter, on account of the harvest in Brazil and of the international prices for refined sugar.	▪

Reflecting the behavior of the international market, the domestic market also gave in to pressure brought by the advancement of the 2007/08 harvest. The average price in 1Q’08 for crystal sugar was R$25.96 per 50Kg bag (or R$519.28/ton), 47% less than the R$49.41 per 50Kg bag (or R$988.20/ton) at the end 1Q’07. As regards 4Q’07 crystal sugar showed 25% devaluation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

The strong ethanol-oriented profile of the 2007/08 harvest raised considerably the supply of this fuel, pressuring down its quote. The average price in 1Q’08 for hydrous ethanol, ESALQ (University of São Paulo School of Agronomics) base, was R$0.6295/liter, or 28% less than the R$0.8677/liter observed in the same period of the previous fiscal year. For anhydrous ethanol the average price of R$0.7511/liter was 25% less than the R$0.9956/liter for the same period of the previous year. As regards 4Q’07, we had devaluation of 28 and 20% for hydrous and anhydrous ethanol, respectively.

Ethanol exports on the upswing, still with major concentration in the U.S., but with some new destinations.	▪
Perhaps the main question at this time concerns the performance of Brazilian ethanol exports. After the excitement observed with large volumes being shipped to the U.S. during the last harvest, some doubt remains as to the current appetite of North Americans. According to Secex (Foreign Trade Office) data, in the months of April to July 2007 1.19 billion liters were shipped, a volume 22% higher than the 970 million liters for the same period last year. Of this volume, 413 million were shipped to the U.S., a volume 32% less than for the same period last year. However, one must be careful when analyzing this data and must keep in mind that the last harvest had a sugar-oriented profile, particularly in its beginning, and that the concern in the first months of the harvest was supply for the domestic market, as evidenced by the low carrying-over stocks in that year. Thus, exports only began to gain strength in the course of the harvest.

▪
Another point that deserves being stressed is the export of ethanol to the U.S. via the Caribbean, on account of tariff benefits. During the period April to July 2006 direct exports to the U.S. (605 million liters) represented 62% of the exported volume, while indirect exports (106 million liters), via the Caribbean, represented 11%. In the period from April to July 2007, direct exports to the U.S. (413 million liters) represented 35% of exported volume, while indirect exports (371 million liters), via the Caribbean, represented 31%.

▪
In any event, the fact that ethanol exports rose is in itself significant, but principally due to the fact that countries like the Netherlands, Japan and the UK increased their volumes of ethanol imports.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
The drop in the quotes for ethanol finally reached the gas stations, thus increasing the interest of consumers in using this fuel. At the closing of 1Q’08, the average price of gasoline at Brazilian service stations was R$2.47/liter, while the price of hydrous ethanol was R$1.41/liter, or a 57% parity. Data disclosed by the ANP (National Petroleum Agency), based on an assessment conducted on July 31, 2007, show that in only 4 Brazilian states (Amapá, Roraima, Pará and Sergipe) the price of ethanol was higher than a parity of 75% with the price of gasoline. The states in which ethanol showed most advantage in relation to gasoline were Mato Grosso, Goiás and São Paulo, with parities of 42%, 48% and 49%, respectively.

▪
The large disparity between the prices of ethanol in the various Brazilian states is mostly explained by tax reasons and also due to logistics problems. ICMS, State Value Added Tax on Goods and Services, is the major cause for this difference. While in São Paulo the ICMS rate for ethanol is 12%, in the majority of Brazilian states the rate is 25%.

▪
During 1Q’08 sales of flex-fuel vehicles exceeded 500 thousand units, or 86% of the sales of new automobiles, causing the current fleet of these types of vehicles to come close to 3.8 million automobiles. According to estimates by the Anfavea (National Association of Automotive Vehicle Manufacturers), the share of flex-fuel vehicles of the present Brazilian fleet of utilitarians and passenger vehicles is close to 18%, and projections for the coming years are quite optimistic.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
1Q’08 was marked by strong devaluation of the U.S. dollar versus the Real, where the dollar in the month of July reached a quote of R$1.8448/US$, the lowest in the last 6 years. At the end of 1Q’08 the dollar was quoted at R$1.8776/US$, a devaluation of 7.7% in relation to the end of 4Q’07. However, in the last few weeks, due to the uncertainties in the world market triggered by the U.S. subprime market crisis, quotes have soared and the dollar surpassed R$2.10/US$. Presently the dollar is at a level of R$1.95/US$.

 B. Operating Performance

▪
Cosan ended 1Q’08 with net operating revenues of R$591.7 million, an amount 37.3% less than the revenues recorded in 1Q’07. Contributing strongly to this drop was the decision to reduce trading of ethanol, which showed a sales volume in 1Q’08, 16.0% less than the volume for 1Q’07, due to the low prices that were practiced in the market. However, the determinant factors for the significant reduction of sales were effectively the 45.8% and 28.6% drops in average prices in Brazilian Reais for sugar and ethanol sold, respectively, which followed the trend of reduced prices that had been established practically since the beginning of FY’07.

▪
Despite the general drop in prices having strongly impacted the reduction of the price of the ATR (Total Recoverable Sugar) acquired from third parties with the purpose of reducing production costs, adverse climatic conditions, with intense rainfall throughout 1Q’08, ended up determining a major rise in the cost of sugarcane cultivated by Cosan itself and, as a result hindering the expected reductions of unit costs for production of sugar and ethanol. Hence, what ultimately materialized was a significant reduction of gross profit to R$43.7 million, a drop of 88.1%. In the same way, EBITDA of R$49.5 million, a margin of 8.4%, was 85% less than recorded for 1Q’07, the largest in Cosan’s history.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
Obviously, the transactions with derivatives contracted to mitigate fluctuations of sugar prices and exchange rates, which in 1Q’07 ended up partially annulling the record EBITDA, in this 1Q’08 they decisively contributed as a supplement to the results of the operating activities, adjusting EBITDAH to R$133.3 million, a margin of 19.7%. This supplement of results from derivatives, added to the positive result of the exchange variance on debts denominated in U.S. dollars, ultimately gave rise to net income of R$13.7 million in 1Q’08, a net margin of 2.3%, two-and-a-half times more than the net income reported for 1Q’07.

1Q'07	1Q'08	Income Statement (R$MM)	YTD'07	YTD'08
944.1	591.7	Net Operating Revenue	944.1	591.7
(576.0)	(548.0)	Cost of Goods Sold	(576.0)	(548.0)
(70.3)	(125.4)	with Depreciation & Amortization	(70.3)	(125.4)
368.2	43.7	Gross Profit	368.2	43.7
39.0%	7.4%	Gross Margin	39.0%	7.4%
(60.1)	(61.1)	Selling Expenses	(60.1)	(61.1)
(46.3)	(57.0)	General & Adm. Expenses	(46.3)	(57.0)
(3.0)	(1.5)	Other Operating Expenses	(3.0)	(1.5)
329.1	49.5	EBITDA	329.1	49.5
34.9%	8.4%	EBITDA Margin	34.9%	8.4%
(185.7)	150.8	Net Finacial Expenses	(185.7)	150.8
0.3	0.1	Equity Income	0.3	0.1
(56.4)	(56.0)	Goodwill Amortization	(56.4)	(56.0)
1.2	3.0	Other Non-Operat.Result/Extraordinary	1.2	3.0
18.2	22.1	Profit Before Income Tax	18.2	22.1
(11.2)	(9.0)	Income Tax	(11.2)	(9.0)
(1.6)	0.6	Minority Interests	(1.6)	0.6
5.4	13.7	Net Profit (Loss)	5.4	13.7
0.6%	2.3%	Net Margin	0.6%	2.3%

▪
In terms of composition of net operating revenues, there were no major changes of profile in this 1Q’08 when compared to 1Q’07: the share of sales to the domestic market rose slightly from 35.5% to 37.9%, less as a result of accommodation in the sales of sugar and ethanol and more from the increased importance of other products and services, which rose from  5.5% to 8.6% of the share of net revenues, due to the strong drop in prices of the commodities and the reduction of volume of ethanol sold.

1Q'07	1Q'08	Sales Composition (R$MM)	YTD'07	YTD'08
944.1	591.7	Net Operating Revenue	944.1	591.7
610.6	371.8	Sugar Revenue	610.6	371.8
94.6	57.3	Local	94.6	57.3
516.0	314.5	Export	516.0	314.5
281.8	168.9	Ethanol Revenue	281.8	168.9
191.5	120.1	Local	191.5	120.1
90.2	48.8	Export	90.2	48.8
51.8	51.0	Other Revenue	51.8	51.0
49.3	46.6	Local	49.3	46.6
2.4	4.3	Export	2.4	4.3

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
The strong drop in sugar prices did not inhibit trading, mainly on account of the good position of fixation of prices in derivative markets that Cosan detained throughout the quarter. Thus the volume of sugar traded ended up growing 12.4% in comparison with 1Q’07, with a relevant thrust from exports, particularly refined sugar. The total volume sold of 842.1 thousand tons coupled with production significantly less than for 1Q’07, on account of the heavy rainfall that hindered crushing during a good part of July, on the other hand determined a level of sugar inventories of 306.7 thousand tons at the end of 1Q’08, 59.6% less than the 758.3 thousand tons held in stock on July 31, 2006.

▪
Reflecting the deteriorated market conditions, the average prices practiced fell by 45.8% from 1Q’07 to this 1Q’08, with a more significant drop (46.6%) in export prices than for domestic prices, likewise considerably depressed (40.6%). However, as emphasized, these average prices practiced do not reflect Cosan’s hedging policy. If we were to adjust the average prices by the hedging results obtained in the periods, the average price of R$426 per ton of sugar exported in 1Q’07 would be restated to R$541 per ton. Likewise, the average price of exported sugar in 1Q’06, R$798 per ton, would be restated to R$603 per ton. Thus, the drop in prices would be of only 10.2%, compared to the 46.6% of apparent reduction.

1Q'07	1Q'08	Sugar Business	YTD'07	YTD'08
		Volume Sold (thousand tons)
749.3	842.1	Total Local & Export	749.3	842.1
102.3	104.3	Local	102.3	104.3
647.0	737.8	Export	647.0	737.8
		Average Unit Price (R$/ton)
815	442	Total Local & Export	815	442
925	550	Local	925	550
798	426	Export	798	426

▪
As for ethanol business, Cosan considered the price response to the lowering of the international quote for sugar to be excessive and so decided to reduce the volume of sales and to accumulate inventories, which ultimately determined a reduction of 16% of the volume sold of 245.0 million liters in comparison with 1Q’07, when 291.6 million liters were sold. Thus, even with restriction of production of ethanol due to rainfall, such as with production of sugar, the ending ethanol inventories, of 325.5 million liters, were 0.8% above the 322.9 million liters held in stock on July 31, 2006.

▪
Similarly to what occurred with the average unit price for sugar, the average unit price for traded ethanol also showed a significant drop of 28.6% in the domestic and foreign markets, going from R$966/thousand liters in 1Q’07 to R$690/thousand liters in 1Q’08. When looking at the average unit price in the domestic market, the reduction was of 23.6%, less extreme than the reduction of 39.4% that occurred with the average unit price for exports.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

1Q'07	1Q'08	Ethanol Business	YTD'07	YTD'08
		Volume Sold (million liters)
291.6	245.0	Total Local & Export	291.6	245.0
212.5	174.5	Local	212.5	174.5
79.1	70.5	Export	79.1	70.5
		Average Unit Price (R$/thousand liters)
966	690	Total Local & Export	966	690
901	689	Local	901	689
1,141	692	Export	1,141	692

Unit costs grow principally on account of the reduction of the rate of crushing due to heavy rainfall	▪
Cost of goods sold and of services rendered showed a reduction of 4.9%, from R$576.0 million in 1Q’07 to R$548.0 million in 1Q’08. Four main factors had decisive impacts on the cost of good sold in 1Q’08: i) increase of 12.4% of the volume of sugar traded; ii) reduction of 16% of the volume of ethanol sold; iii) a significant drop in the value of ATR, following the pattern of sugar and ethanol prices; and; iv) increase of the unit cost of our own cane and of the cost of industrial processing of sugar and ethanol, as a result of non-dilution of overheads, on account of reduction of the rate of crushing due to unexpected rains in the month of July 2007.

▪
Heavy rainfall, particularly in the month of July, caused the crushing for 1Q’08 of 15.1 million tons of sugarcane to keep 10% below the volume of cane processed in 1Q’07, which was 16.8 million tons. With a production mix oriented to ethanol, production of sugar in 1Q’08 remained 20.4% below production in 1Q’07, while ethanol production remained basically aligned. Considering that a major portion of the costs of our own cane production and of industrial processing are based on labor, Cosan ended up showing considerable idleness and, as a result, an increase in the unit costs for production of sugar and ethanol.

▪
As regards the cost of cane acquired from third parties and leasing of land, on the other hand there was an effect of cost reduction, inasmuch as the price of ATR, provided by CONSECANA method (see section Did You Know?), resulted in an expressive reduction of 33.8%, closing 1Q’08 at R$0.2569/kg versus R$0.3881/kg on July 31, 2006.

▪
The combined effects of idleness of the industrial plant and in the agricultural area, as well as the reduction of the ATR price, led to a net reduction of 5% of the unit price of sugar, which fell from R$441 to R$419 per ton and a reduction of 0.3% in the unit price of ethanol, from R$671 to R$669 per thousand liters.

▪
Cost of other products and services showed a strong reduction of 37.7%, from R$49.7 million in 1Q’07 to R$31.2 million in 1Q’08. The principal item that influenced this reduction was the reclassification of R$6.9 million in this 1Q’08, of the cost of rendering harbor services for shipment of Cosan’s own sugar, which previously was classified in this line item of COGS, and that as from this fiscal year begins to be shown in the consolidated statements as selling expenses, included in the logistics expenses for our own VHP sugar. As a result, this same apparent of cost reduction “benefit” had a negative effect on selling expenses for the quarter.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

1Q'07	1Q'08	COGS per Product	YTD'07	YTD'08
(576.0)	(548.0)	Cost of Good Sold (R$MM)	(576.0)	(548.0)
(330.5)	(352.9)	Sugar	(330.5)	(352.9)
(195.8)	(164.0)	Ethanol	(195.8)	(164.0)
(49.7)	(31.2)	Other Products/Services	(49.7)	(31.2)
		Average Unit Cost (R$)
441	419	Unit COGS of Sugar (R$/ton)	441	419
671	669	Unit COGS of Ethanol (R$/thousand liters)	671	669
n.a.	n.a.	Unit COGS of Other Produtcs/Services	n.a.	n.a.

Selling expenses on a unit basis fell 1%	▪
Selling expenses totaled R$61.1 million in 1Q’08, 1.7% above the total of R$60.1 million recorded for 1Q’07, however now including the R$6.9 million for harbor logistics for our own sugar mentioned in the previous paragraph. In this way the unit expense for trading sugar-equivalent (sugar + ethanol transformed into sugar) showed a slight increase of 1.9%, from R$48 to R$49 per ton of sugar-equivalent. Proportioning selling expenses with net operating revenues, the unit expense for sugar was reduced by 12.1%, while the unit expense for ethanol rose by 15.8%.

1Q'07	1Q'08	Selling Expenses	YTD'07	YTD'08
(60.1)	(61.1)	Selling Expenses (R$MM)	(60.1)	(61.1)
(38.8)	(38.4)	Sugar	(38.8)	(38.4)
(17.9)	(17.4)	Ethanol	(17.9)	(17.4)
(3.3)	(5.3)	Other Products/Services	(3.3)	(5.3)
		Avg. Unit Selling Cost (R$)
52	46	Unit Sale Cost of Sugar (R$/ton)	52	46
61	71	Unit Sale Cost of Ethanol (R$/thousand liters)	61	71
n.a.	n.a.	Unit Sale Cost of Other Products/Revenues	n.a.	n.a.

Administrative expenses still reflect special projects	▪
General and administrative expenses closed the first quarter of FY’08 at R$57.0 million, substantially above the amount for 1Q´07, when expenses amounting to R$46.3 million were recorded. The principal items that contributed to the increases were expenses related to the professional fees of auditors and consultants involved in implementation of the financial statements in US GAAP, in compliance with the requirements of the Novo Mercado (New Market), enabling consolidation by Cosan Limited, as well as expenses related to implementation of the Competencies Center for service and support to the SAP recently implemented in Cosan.

1Q'07	1Q'08	General & Administrative Expenses	YTD'07	YTD'08
(46.3)	(57.0)	G&A Expenses (R$MM)	(46.3)	(57.0)
(29.9)	(35.8)	Sugar	(29.9)	(35.8)
(13.8)	(16.3)	Ethanol	(13.8)	(16.3)
(2.5)	(4.9)	Other Products/Services	(2.5)	(4.9)
		Avg. Unit. G&A Cost (R$)
40	43	Unit G&A Cost of Sugar (R$/ton)	40	43
47	66	Unit G&A Cost of Ethanol (R$/thousand liters)	47	66
n.a.	n.a.	Unit G&A Cost of Other Products/Services	n.a.	n.a.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
Once again, the net financial results showed a major variance, impacted by the strong effects of foreign exchange variance and by the results with derivatives transactions, which inverted a position of net expense of R$185.7 million to a position of net revenue of R$150.8 million.

1Q'07	1Q'08	Financial Expenses, Net (R$MM)	YTD'07	YTD'08
(66.7)	(62.2)	Interest on Financial Debt	(66.7)	(62.2)
25.6	23.3	Financial Investments Income	25.6	23.3
(41.1)	(39.0)	Sub-total: Interest on Net Financial Debt	(41.1)	(39.0)
(11.5)	(17.0)	Other interest and monetary variation	(11.5)	(17.0)
(68.0)	128.5	Exchange Variation	(68.0)	128.5
(125.9)	83.8	Gains (losses) with Derivatives	(125.9)	83.8
(7.5)	(5.5)	CPMF Taxes, Banking Fees and Other	(7.5)	(5.5)
25.6	-	Discounts in Promissory Notes	25.6	-
42.8	-	Recalc. Provision Interest IAA	42.8	-
(185.7)	150.8	Net Financial Expenses	(185.7)	150.8

Important reduction of the average cost of third party capital	▪
Concerning financial costs associated with capital structure, i.e., of interest on financial indebtedness, net of earnings from short-term financial investment, there was a reduction of 5.5%, where expenses totaled R$39.0 million. Comparing these capital structure expenses with gross indebtedness net of average cash and cash equivalents, short-term financial investments and CTNs (National Treasury Certificates) for the quarter, the average cost of the debt fell from 11.9% p.a. in 1Q’07 to 9.1% p.a. in 1Q’08, reflecting the concentrated effort of reducing the cost of capital.

▪
From the standpoint of foreign exchange results, the contrasting  tracks of the foreign exchange rate for 1Q’07 and 1Q’08 gave rise to differing results. While in 1Q’07 the exchange rate went from R$2.0892/US$ to R$2.1762/US$, giving rise to exchange expenses of R$68.0 million on net liabilities denominated in U.S. dollars, in 1Q’08 the exchange rate went from R$2.0339/US$ to R$1.8776/US$, generating exchange revenues of R$128.5 million.

▪
Contrasting results were also recorded for derivatives: while in 1Q’07 coarse sugar was being sold at record prices, Cosan showed net losses from derivative transactions of R$125.9 million, for having hedged at price levels below those at which the product was being traded. In contrast, in this 1Q’08, while trading prices for sugar were below the levels for the last 24 months, Cosan recorded net gains with derivative transactions of R$83.8 million, of which R$44.0 million for having hedged sugar at prices that were higher than those practiced in the market, and R$39.8 million for having hedged exchange rates of Reais per U.S. dollar at prices likewise higher than the market in the quarter. Effectively, this comparison between quarters shows the efficacy of the hedging strategy that Cosan has adopted, which on the one hand side limits earnings in moments of price explosions and on the other minimizes the restriction of margins in moments of lowering of the prices of the commodities.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪ ▪ ▪
At the end of 1Q’08 Cosan had 1,284.3 thousand tons of VHP sugar protected at an average price of US¢10.36 per lb, with an estimated negative market value of R$0.9 million. It also had 171.8 thousand tons of refined sugar protected at an average price of US$321.09 per ton with an estimated market value of R$3.8 million. Also, when for the first time operating with gasoline derivatives in order to price its ethanol, Cosan had 7.6 million liters of gasoline protected at an average price of US$2.12 per gallon, with an estimated market value of R$0.2 million. Lastly, Cosan presented US$420.0 million dollars with an exchange rate protected at R$2.07/US$, at a market value of R$35.0 million.
Expenses with income tax and social contribution, amounting to R$9.0 million, reflected taxable income assessed for the quarter, adjusted by expenses that are non-deductible for purposes of tax calculation. In view of the imminence of the bottom-line for both quarters at a break-even point, i.e., nihil net income, the effective income tax and social contribution rates presented relevant variances in relation to the legal rate of 34%, showing 41% in 1Q’08 and 61.8% in 1Q’07.
With all of this, even in a quarter with depressed prices, at the end of the first three months of FY’08 Cosan showed net income of R$13.7 million, which represented growth of 154.1% in relation to net income of R$5.4 million recorded for 1T´07, a quarter in which sugar and ethanol prices were much more favorable for producers.

C. Financial Condition

▪
Cosan’s gross indebtedness closed the first quarter of FY’08 at R$2,820.7 million, 18.4% more than the gross debt of R$2,381.4 million in 1Q’07, which growth is entirely attributable to funding of US$400 million in 10-year Senior Notes conducted in the 3Q’07.

▪	In turn, the net debt grew 22% in relation to 1Q’07, reaching R$1,512.8 million, mainly on account of capital expenditure investments made in the course of FY’07 in this 1Q’08.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Debt per Type (R$MM)	1Q'07%		1Q'08%		Var.
Senior Notes 2009	453.4	19.0	389.9	13.8	(63.5)
Senior Notes 2017	-	-	777.9	27.6	777.9
Perpetual Notes	998.5	41.9	861.9	30.6	(136.6)
PESA Securitization	488.6	20.5	509.2	18.1	20.6
Finame (BNDES)	13.8	0.6	13.4	0.5	(0.4)
Working Capital	35.8	1.5	36.7	1.3	0.9
IFC	145.1	6.1	118.7	4.2	(26.5)
Debentures	55.5	2.3	55.1	2.0	(0.4)
Advances from Customers	144.7	6.1	56.7	2.0	(88.0)
Promissory Notes	44.6	1.9	1.3	0.0	(43.3)
Related Parties	1.5	0.1	-	-	(1.5)
Gross Debt	2,381.4	100.0	2,820.7	100.0	439.3
Cash & Marketable Securities	809.8	34.0	816.4	28.9	6.6
Advances to Suppliers	167.3	7.0	308.6	10.9	141.4
CTN's - Brazilian Treasury Bills	109.6	4.6	127.8	4.5	18.2
Land related to the Debentures	55.1	2.3	55.1	2.0	-
Net Debt	1,239.7	52.1	1,512.8	53.6	273.1
Total Debt without PESA/Debentures	1,837.3	77.2	2,256.4	80.0	419.1
Net Debt without PESA/Debentures	860.3	36.1	1,131.4	40.1	271.1

Gross Debt	2,381.4	100.0	2,820.7	100.0	439.3

▪
As regards the profile of the company’s indebtedness at the end of 1Q’08, 5.6% of the debt was allocated to short-term, while 94.4% remained in long-term. When comparing with the same period of last year, in 1Q’07, 7.2% of the debt was in short-term in 92.8% in long-term. In terms of currency it must be pointed out that the share of debts denominated in U.S. dollars grew from 73.5% at the end of 1Q’07 to 77.6% of the company’s gross indebtedness, which has been giving rise to an increase of the natural hedge for Cosan’s exports.

Debt Profile (R$MM)	1Q'07%		1Q'08%		Var.
Total Debt	2,381.4	100.0	2,820.7	100.0	439.3
Short-Term	171.5	7.2	158.8	5.6	(12.7)
Long-Term	2,209.9	92.8	2,661.8	94.4	452.0
Real - R$	631.6	26.5	632.3	22.4	0.7
Dollar - US$	1,749.8	73.5	2,188.4	77.6	438.6

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

 D. Investments

Growth of operating capital expenditures follows projects for cogeneration, information systems and modernization of our industrial plants	▪
Operating capital expenditures for 1Q’08 totaled R$167.0 million and were mainly directed to planting of sugar cane, continuity of the expansion plans and of the projects for cogeneration of electric power using sugarcane bagasse.

1Q'07	1Q'08	Capex (R$MM)	YTD'07	YTD'08
3.7	3.9	New Investments, including Goodwill	3.7	3.9
0.2	0.7	Deferred Charges & Other	0.2	0.7
-	3.3	Incorporated PP&E and Land Acquisition	-	3.3
37.9	56.1	Sugar Cane Planting Costs	37.9	56.1
0.2	27.5	Co-generation Projects	0.2	27.5
-	3.6	Inter-harvest Maintenance Costs	-	3.6
46.3	79.8	Investments in P,P&E	46.3	79.8
88.4	174.9	Capex	88.4	174.9
84.4	167.0	Operating Capex	84.4	167.0

▪
In the first three months of FY’08, R$56.1 million were invested in the planting of 14.0 thousand hectares, representing a unit figure of R$4,022/ha, 54.5% more costly than the 14.5 thousand hectares planted at R$2,603/ha in the course of 1Q’07. This significant price increase was due to the fact that this year a good portion of the planting already carried out corresponded to areas of expansion, principally in the Gasa unit, where the task of preparation of the soil, is particularly more costly, since it is the first time that the soil receives cane fields. As regards this expansion, approximately R$32.0 million have already been invested in this 1Q’08, in the industrial side alone.

▪
The investments in the cogeneration projects of the Costa Pinto and Rafard units in 1Q’08, were more than 27.5 million. On July 31, 2007 these two projects have already accumulated more than R$113.6 million in investments.

▪
It is worth mentioning that in 1Q’08 funds in the order of R$3.7 were also disbursed for the greenfield in the State of Goiás. Of this, R$1.7 million was allocated to acquisition of land for installation of the industrial units.

▪
Other relevant investments are: approximately R$3.2 million for development of the SAP, R$4.7 million in a new feed hopper at the port terminal for increase of raising/loading capacity, R$5.7 million in agricultural mechanization and approximately R$4.8 million in the full-potential/industrial processes optimization project.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

 E. Relevant Facts

▪
On August 16, 2007, Cosan Limited, a company headquartered in the Bermuda Islands, controlling shareholder of Cosan S/A Indústria e Comércio, conducted its IPO in the New York Stock Exchange (NYSE) and in the BOVESPA. The offer, which was fully primary, comprised the issue of 100 million new class “A” shares, at a price of US$10.50 per share. In this way the total amount funded was US$1,015,875,000.00. Approximately 87% of this total had been placed in the NYSE and 13% in the form of level III Brazilian Deposit Receipts (BDRs) in the BOVESPA. In addition to this amount, the Green Shoe had also been exercised in almost its totality. Thus, on September 7, 2007 another 11,678,000 new class “A” shares were issued, likewise at the price of US$10.50 per share, amounting to a total of one hundred and twenty-two million, six hundred and nineteen thousand U.S. dollars (US$122.619.000,00). The total gross amount secured, of one billion, one hundred and thirty-eight million, four hundred and ninety-four thousand U.S. dollars (US$1,138,494,000.00), after deducting the expenses with the IPO, will be used to finance the Cosan Group’s growth, as described in the offering memorandum.

▪	On August 30, 2007, an Annual Shareholders’ Meeting of Cosan S/A Indústria e Comércio was held, in which the following matters were discussed and approved unanimously:

i)	approval of the Financial Statements for the fiscal year ended April 30, 2007;

ii)	distribution of dividends resolved by the Company’s Board of Directors, relative to the fiscal year ended April 30, 2007, payment for which began on August 6, 2007;

iii)	election of the members of the Fiscal Council and of their relevant deputies;

iv)	establishment of the overall remuneration of the administrative officers and members of the Fiscal Council.

▪
The Fiscal Council is made up of: i) Mr. João Ricardo Ducati, with Mr. Henrique de Bastos Malta acting as his deputy; ii) Mr. Luiz Recchia, with Mr. João Carlos Conti acting as his deputy; and iii) Mr. Ademir José Scarpin, with Ms. Daniela Nascimento Pinelli acting as his deputy. It was established that the annual remuneration of the members of the Fiscal Council would be one hundred and seventy-five thousand Reais (R$175,000.00) and that the total annual budget to be distributed on account of professional fees for the administrative officers of the Company would be of six million, nine hundred and fifty thousand Reais (R$6,950,000.00).

▪	On September 11, 2007 a Meeting of the Board of Directors of Cosan S/A Indústria e Comércio, was held, in which the following topics were discussed and approved:

i)	approval of the election of the statutory executive officers of the Company for a term of office of two (2) years, on the terms of Article 25 of its By-Laws;

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REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

ii)
allocation of the global budget for remuneration of the members of the Board of Directors and of the statutory Executive Board of the Company, approved in the Annual Shareholders’ Meeting held on August 30, 2007, on the terms of Article 15 of the Company’s By-Laws;

iii)	disclosure of the results and financial statements of the Company for the first quarter of fiscal year 2008, ended on July 31, 2007.

iv)	approve the granting of the standard plan for Stock Options to the Company’s Executive Vice-President for Trading, on the terms resolved by the Special Shareholders’ Meeting held on August 30, 2005.

▪	The statutory executive officers were reelected for terms of office of 2 years. Thus, the Executive Board of Cosan S/A Indústria e Comércio is made up of:

▪	Mr. Rubens Ometto Silveira Mello, Chief Executive Officer;

▪	Mr. Pedro Isamu Mizutani, Chief Operating Officer;

▪	Mr. Paulo Sérgio de Oliveira Diniz, Chief Financial and Investor Relations Officer;

▪	Mr. Marcos Marinho Lutz, Chief Commercial Officer;

▪	Mr. Armando Vieira Viotti, Chief Manufacturing Officer;

▪	Mr. Rodolfo Norivaldo Geraldi, Chief Agriculture Officer; and

▪	Mr. José Vitório Tararam, Chief Administrative Officer

 F. Did You Know? Cost of sugar cane

▪
Cosan is the largest processor of sugarcane in the world, having processed in FY’07 36.2 million tons of cane, and in this 1Q’08 15.1 million tons. Of this total volume of processed cane, Cosan, also the world’s largest producer of sugarcane, contributed with 21.6 million tons in FY’07 (60%) and with 9.3 million tons in 1Q’08 (62%).

▪
Sugarcane is the principal raw material for sugar and ethanol, and accounts for approximately 70% to 75% of the cost of these products. In this way, it is important to understand the process of cost formation for sugarcane. Obviously this process is quite different from that related to sugarcane processed by Cosan from sugarcane acquired from farmers.

▪
As regards own sugar, i.e., cane sugar cultivated by Cosan itself, the costing process is very similar to the costing of any industrial processing, i.e., the costing system is by absorption. In this process, the various production elements used in order to have the sugarcane in the mill (end of the agricultural process and beginning of the industrial process) are absorbed in the cost of the sugarcane as each one of them is incurred.

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REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
For better understanding of the pattern of costs, there are three principal agricultural processes. The first process is the planting, which involves right from preparation of the soil and sub-soil, production of seedlings, fertilization, planting of seedlings and the first treatments, such as control of plagues, irrigation, etc. The production elements used at this point are substantially labor (wages, charges, benefits), agricultural supplies (fertilizers, pesticides, herbicides), machinery and implements (tractors, trailers, trucks) and diesel oil, in addition to services of third parties such as contractors. All of the expenditures with these production elements during the planting activities make up the sugarcane crops that represent Cosan’s fixed assets. This fixed asset is amortized in 5 years, which is compatible with the useful life of a cane field, at the rate that the cane field is harvested. Total annual amortization makes up the cost of sugarcane produced in each fiscal year. Thus, it is important to emphasize that the amount of costs that are part of cost of goods sold for each year comprises the average of the expenditures with planting over the last five years and, as a consequence, at times even actual efficiency gains and costs are hidden by past inflation, accumulated in Cosan’s fixed assets, but not yet booked as cost of goods sold.

▪
The second agricultural process is what is internally called culture treatment. This annual process is equivalent to maintenance of the crops and involves, not unlike as for plantation, the use of labor, supplies, machinery and diesel oil. Just as in any industrial plant, the intensity of expenditures with culture treatment will have a direct impact on the productivity of the crops. Thus, according to the specific conditions of each soil, climate, topography and whether or not plagues are present, spending with culture treatments can vary considerably. Expenditures with culture treatments, as they are incurred, are absorbed by the inventories item called harvest costs and are transferred to the cost of sugarcane produced in the following fiscal year. For practical purposes, one can estimate the cost of culture treatments of one fiscal year considering the amount recognized in inventories, in the item harvest costs, at the end of the previous fiscal year.

▪
The third and last major agricultural process actually comprises three operations and is called CCT - local acronym for Cutting, Loading and Transportation. This process, which is also annual and carried out during the harvest, is the process that involves cutting the sugar cane, loading it onto trucks and carrying it to the mills. Regardless of whether mechanized harvesting or manual cutting (with burning) is used for this process, the principal production elements are labor, machinery (harvesters and trucks) and diesel oil, in addition to contractors. The expenditures with these production elements are transferred to the cost of sugarcane produced at the time when they are incurred.

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REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
An important element for agriculture production not mentioned in any of the previous processes is land. Cosan operates both with its own land areas, which are included in its fixed assets (approximately 57 thousand hectares) and with land areas leased from third parties (approximately 285 thousand hectares). Own land, although it has an associated capital cost, in terms of accounting does not generate costs, as bookkeeping practices hinder recording of depreciation on land property. Thus, accounting-wise, sugarcane planted on own land shows a lower cost of production and, when sold, shows better EBITDA. However, in terms of return on invested capital, this sugarcane will not necessarily show better economic return, since the cost of capital associated with land is significantly high. Leased land, in turn, presents as cost the amount disbursed for payment of the lease agreements. These agreements, which have their logic based on the Consecana mechanism (see our Quarterly Letter for 1Q’07, disclosed in July 2006), are ultimately priced in the same way as for sugarcane acquired from suppliers, as will be discussed below.

▪
As regards the costing of sugarcane acquired from cane farmers, the mechanism used by Cosan is substantially the mechanism determined  in the Instructions Manual of the CONSECANA-SP (Council of Producers of Sugar Cane, Sugar and Ethanol of the State of São Paulo), which is available for the public on http://www.portalunica.com.br. Generally speaking, what the mechanism determines is that: i) the price paid is based on the quantity of recoverable sugar effectively delivered and not on the quantity of sugar cane; ii) the price paid will reflect the average prices of the derivates of sugarcane traded in the State of São Paulo, implying the sharing of market risk between mills and sugarcane farmers; and iii) the price paid observes a linearity of delivery of sugarcane during the harvest, hindering the farmers from benefiting by delivering at specific times during the harvest. For purposes of the CONSECANA system, the harvest begins on April 1 of each year and ends on March 31 of the following year.

▪
The ATR price is obtained from an assessment of the average prices of the derivates of sugarcane practiced in the State of São Paulo, through a primary survey developed by the CEPEA (Center for Advanced Studies on Applied Economics) of the ESALQ/USP (College of Agriculture “Luiz de Queiroz” of the University of São Paulo. In this survey, the prices are assessed in the PVU form (unit selling price, without taxes and freight) for 9 products (1. white sugar for the domestic market (ABMI), 2. white sugar for the export market (ABME), 3. VHP sugar (AVHP), 4. anhydrous fuel ethanol (AAC), 5. hydrous fuel ethanol (AHC), 6. anhydrous industrial ethanol (AAI), 7. hydrous industrial ethanol (AHI), 8. anhydrous export ethanol (AAE), and 9. hydrous export ethanol (AHE)). For each one of these average prices the share factor of raw material in the composition of the product is applied (stipulated by the CONSECANA as being 59.5% in sugar and 62.1% in ethanol) and subsequently the factor for conversion of the finished product in the ATR (1.0495 kg of ATR for each kg of white sugar, 1.0453 kg of ATR for each kg of VHP sugar, 1.7651 kg of ATR for each liter of anhydrous ethanol and 1.6913 kg of ATR for each liter of hydrous ethanol). After conversion of all of the prices of products into ATR prices, a weighted average of all of the products is calculated, according to the trading curve and the production mix for these products in the last three harvest years (at the end of each harvest, these curves are adjusted for the effective harvest mix) and this weighted average is

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REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

the price to be paid for the ATR. Month by month, throughout the harvest, the accumulated average price is altered, and the effective price for the month is recalculated.

▪
A practical construal of the CONSECANA rules is presented in the following example: a supplier delivers cane to a mill throughout the month of April. Upon receiving the sugar cane, lab tests determine the quantity of ATR (totally recoverable sugar) contained in the cane. This quantity of ATR is the product effectively “purchased” by the mill. As an illustration, assuming that the supplier has delivered 1,000 tons of cane with an ATR of 140kg per ton and that, according to the CONSECANA, the price of the ATR is R$0.25 per kilogram, for this delivery the mill would record a cost of acquired sugarcane of 140kg x R$0.25/kg = R$35. The accounting entry would be a charged to inventory for the cost of sugarcane of R$35, and a credit to accounts payable to sugarcane suppliers. The mill would pay monthly in spot cash 80% of the amount purchased in the month, i.e., R$28 as a credit to the cash account and would withhold the remaining 20% (R$7), leaving the suppliers account outstanding in this amount for settlement at the end of the harvest, according to the variance of the ATR price.

▪
Assuming that in the month of May the ATR price had risen to R$0.28 per kg and the average accumulated price had been adjusted to R$0.27, and that the mill purchases another 1,000 tons of cane from the same supplier with an ATR of 140kg, the following accounting and financial events would occur: i) a debit entry to stock, cost of sugarcane, of R$39.2 (140kg x R$0.28/kg), with a credit to the supplier, on account of the purchase in May; ii) a debit of R$1.40 to stock, cost of sugarcane, with a credit to suppliers, to adjust the price of all of the sugarcane purchased to-date (280 kg x R$0.27/kg = R$75.6 – R$35 – R$39.2 = R$1.4); iii) payment of 80% of the amount purchased in the month, of R$31.36, with a debit to the supplier, maintaining the remaining 20% outstanding in accounts payable.

▪
The same procedure described above would be carried out month per month, i.e., each month paying for 80% of the cane delivered in the month, at the price for the month, and correcting the cost of 100% of the cane delivered to-date at the price accumulated up to the month. This procedure continues up to the month of October. In November, without any alteration from the costing standpoint, there is an alteration from the cash standpoint: of the entire amount withheld (20% per month), one fifth is paid in this month and so forth, month per month, in the same way, until final settlement is made in the month of March after disclosure by the CONSECANA of the final ATR prices. In such month, according to the trend of the prices of sugar and of ethanol and the final curves (mix and velocity) for trading of the harvest, either overpayments or underpayments to the supplier may occur. This difference will be adjusted in the cost for the same fiscal year and the amount payable, if greater, will be settled financially, and if lower will result in an advance to the supplier, with adjustment of the amounts payable in the following fiscal year.

▪
In order to see how the pricing is conducted monthly for sugarcane acquired in the month, as well as the accounting adjustments in costs for the entire harvest, it is worth reproducing the content of CONSECANA Circular No. 6/07, with the ATR prices for July 2007:

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Circular No. 6/07 – July 31, 2007

We set forth below the average price per kg of ATR for purposes of issuance of the Receiving Tax Bill for cane delivered during the month of July 2007. The average price per kg of ATR for the month of JULY is R$ 0.2569.

The billing price for sugar in the domestic and export markets, and the prices of anhydrous and hydrous ethanol shipped to the domestic and export markets, as assessed by the ESALQ/CEPEA, in the months from APRIL to JULY, and JULY to-date, are shown below.

Mês	ABMI	ABME	AVHP	AAC	AHC	AAI	AHI	AAE	AHE
April	33.87	27.85	22.04	1,072.57	940.51	1,215.29	1,075.38	960.16	940.13
May	28.56	25.20	19.73	883.78	690.84	1,055.34	836.54	746.49	693.14
June	24.94	22.61	18.14	675.07	587.86	791.23	671.90	691.01	731.93
July	24.34	22.06	17.75	668.53	583.99	777.75	674.64	656.33	665.09
July to-date	27.94	23.36	19.09	828.23	708.86	961.50	822.70	702.86	727.52

The prices of Domestic Market Sugar (ABMI) and of anhydrous and hydrous ethanol intended for industry (AAI and AHI), include taxes, while the prices for sugar for the export market (ABME and AVHP) and of anhydrous and hydrous fuel ethanol intended for the export market, are net (PVU/PVD).

The average net prices per kg of the ATR, in R$/kg, by product, obtained for the months from APRIL to JULY, and JULY to-date, calculated based information contained  in Circular No. 01/07, are the following:

Month	ABMI	ABME	AVHP	AAC	AHC	AAI	AHI	AAE	AHE
April	0.3153	0.3220	0.2558	0.3774	0.3453	0.3880	0.3617	0.3378	0.3452
May	0.2659	0.2913	0.2290	0.3109	0.2537	0.3369	0.2787	0.2626	0.2545
June	0.2322	0.2614	0.2106	0.2375	0.2158	0.2526	0.2239	0.2431	0.2687
July	0.2266	0.2550	0.2060	0.2352	0.2144	0.2483	0.2248	0.2309	0.2442
July to-date	0.2601	0.2701	0.2215	0.2914	0.2603	0.3070	0.2741	0.2473	0.2671

Month	Average Price per kg of ATR
	Month	Accumulated
April	0.3217	0.3217
May	0.2632	0.2899
June	0.2299	0.2687
July	0.2243	0.2569
Source: Consecana.

▪
Let us take as a base the track of VHP sugar: its average price at the mill (without freight) accumulated in the harvest (April to July), according to the survey, was R$19.09 per 50 kg bag, or, considering an average dollar rate in the period (average of the daily closings of the PTAX 800 quote) of R$1.9337, of US¢8.96 per lb. Thus, by dividing the amount of R$19.09 per 50 kg bag, one arrives at R$0.3817 per kg. Multiplying by the tax factor of 1.01964 (Consecana Circular No. 03/06), then dividing by the factor for conversion of VHP sugar into ATR, of 1.0453, and multiplying by the percentage of share of the raw material, of 59.5%, one arrives at the price per kg of ATR (VHP base) of R$0.2215. Thus, if the State of São Paulo were to produce and trade only VHP sugar as a sugarcane derivate, the price of the ATR would be R$0.2215 per kg. However, following the estimated mix for the 2007/08 harvest (Consecana Circular No. 01/07), VHP sugar would contribute with only 25.22% of the weight in the calculation of the price of the ATR, and so the ATR amount

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REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

accumulated up to July/08 is R$0.2569 per kg. This is the amount that is recognized in the calculation of the cost of sugarcane from suppliers acquired in the period, whether in the form of sugar and ethanol inventory on July 31, 2007, or already realized in the form of cost of goods sold in the results for 1Q’08.

 G. Guidance for FY’07

▪
This section contains guidance by variance range of certain key parameters for the company, containing right from not-so-relevant variances of less than 5% in the company’s present stage, going to average variances of up to 15%, relevant variances up to 30% and major variances of over 30%. In addition, the other sections of this financial letter may also contain projections on the terms of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as subsequently amended. These projections and guidance are only estimates, and are no assurance of any future results. Investors are alerted that any projections and guidance are subject to a number of risks, uncertainties and factors related to the market and to the operating context of Cosan and of its subsidiaries, and could cause material differences in the explicit or implicit future results for these projections. Although Cosan believes that the expectations and assumptions used in the mentioned projections and guidance below are reasonable, based on information presently available for its administrative officers, Cosan cannot guarantee any future event or result. Cosan does not assume any obligation of updating of any of the mentioned projections.

				Changes
				from
				previous
Guidance	2006 FY	2007FY	2008FY	guidance
FX Rate - EoP (R$:US$)	2.0892	2.0339	=	-
Crushed Cane Volume (thousand tons)	27,891	36,154	▲	-
Sugar Volume Sold (thousand tons)	2,469	3,241	=	-
Ethanol Volume Sold (million liters)	1,016	1,322	▲	-
Avg. Sugar Price (R$/ton)	603	683	▼▼	-
Avg Ethanol Price (R$/thousand liter)	844	897	▼▼	-
Revenues (R$MM)	2,478	3,605	▼▼	-
COGS (R$MM)	1,721	2,481	▼	-
EBITDA (R$MM)	518	928	▼▼▼	-
Net Profit/Loss (R$MM)	(65)	357	▼▼▼	-
Operating Capex (R$MM)	209	167	▲▲▲	-

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REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

 H. Financial Statements

▪
The consolidated financial statements have been prepared based on basic principles of consolidation, observing the provisions contained in the Brazil Corporations Law and in accordance with CVM Instruction No. 247/96.

▪
The consolidation process includes the following principal procedures: i) elimination of the asset and liability accounts maintained between the consolidated companies, ii) elimination of the investments in proportion to the controlling company’s participation in the net equities of the controlled subsidiaries, iii) elimination of the balances of revenues and expenses deriving from transactions between the consolidated companies, and iv) elimination of unrealized profits deriving from transactions between the consolidated companies.

▪	The companies that make up the Cosan group and that had their financial statements consolidated are show in the table to the left.

From the macro standpoint the market starts to pay the high price for its intrinsic distortions. As only one third of the world sugar market is free, while the other two thirds are protected, the prohibition of subsidized exports from Europe to the free market in the recent past generated a true scuffle with sugar prices, which actually surpassed US¢19/lb. At the same time the world discovered ethanol, leading the U.S. to gather resources to create the largest ethanol market on the planet within a relatively short period. In addition, the actual rapidity of success of the flex-fuel automobiles in Brazil created immediate opportunities, which until then had only been for an extended horizon. The combination of these two elements ultimately created a race among countries and producers for expansion of world production. In Brazil and India, the publicity concerning the sugar and ethanol industry caused the race to be even more magnified by the arrival of the “parachutists” (newcomers to the industry with no previous knowledge), who believed that they could generate extremely high returns within a short period of time.

As a result, presently the world is experiencing a situation of surplus supply, with resulting depressed prices. If on the one hand this imbalance should give rise to serious consequences for this harvest, on the other hand it should contribute to better selectivity among the producers themselves, making them can learn a hard lesson. In this way, a second wave of consolidation in the industry could be visualized, with some remaining players becoming more strengthened, but the great majority considerably weakened.

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Income Statement	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In million of reais)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Gross Operating Revenue	2,048.3	2,702.4	3,902.9	549.4	721.7	818.0	1,014.7	1,084.3	1,048.5	755.4	636.4
(-) Sales Taxes and Deductions	(147.9)	(224.5)	(297.8)	(46.5)	(65.2)	(70.6)	(70.6)	(76.2)	(77.7)	(73.3)	(44.7)
(=) Net Operating Revenue	1,900.4	2,477.9	3,605.1	502.9	656.5	747.5	944.1	1,008.1	970.8	682.1	591.7
(-) Cost of Goods Sold and Services Rendered	(1,338.5)	(1,721.3)	(2,481.1)	(347.2)	(447.7)	(507.3)	(576.0)	(713.1)	(680.2)	(511.8)	(548.0)
(=) Gross Profit	561.8	756.6	1,123.9	155.7	208.8	240.2	368.2	294.9	290.6	170.3	43.7
Margin	29.6%	30.5%	31.2%	31.0%	31.8%	32.1%	39.0%	29.3%	29.9%	25.0%	7.4%
(-) Operating Income (Expenses):	(528.5)	(819.1)	(558.6)	(167.4)	(265.0)	(234.7)	(351.2)	(109.7)	(196.7)	98.9	(24.6)
(-) Selling	(171.7)	(217.1)	(282.0)	(53.2)	(53.7)	(46.4)	(60.1)	(75.6)	(71.2)	(75.2)	(61.1)
(-) General and Administrative	(121.9)	(150.0)	(246.2)	(35.0)	(35.4)	(44.9)	(46.3)	(49.4)	(52.8)	(97.7)	(57.0)
(-) Financial Income (Expenses), Net	(102.0)	(245.2)	158.0	(49.1)	(87.6)	(85.4)	(185.7)	27.7	(17.6)	333.6	150.8
(±) Earnings (Losses) on Equity Investments	-	0.6	(0.1)	0.3	0.2	0.1	0.3	0.1	0.1	(0.5)	0.1
(-) Goodwill Amortization	(93.2)	(142.8)	(223.7)	(29.2)	(29.3)	(50.0)	(56.4)	(55.6)	(55.9)	(55.9)	(56.0)
(-) Expenses with Placement of Shares	-	(52.8)	-	-	(50.2)	(2.6)	-	-	-	-	-
(±) Other Operating Income (Expenses), Net	(39.7)	(11.8)	35.3	(1.3)	(9.0)	(5.5)	(3.0)	43.1	0.7	(5.4)	(1.5)
(=) Operating Income (Loss)	33.3	(62.5)	565.3	(11.7)	(56.1)	5.5	17.0	185.3	93.9	269.1	19.1
Margin	1.8%	-2.5%	15.7%	-2.3%	-8.6%	0.7%	1.8%	18.4%	9.7%	39.5%	3.2%
(±) Non-operating Result, Net	2.7	(1.0)	2.0	0.4	(0.9)	2.1	1.2	0.3	0.1	0.4	3.0
(=) Income (Loss) before Taxes	36.0	(63.5)	567.3	(11.3)	(57.0)	7.6	18.2	185.6	94.0	269.5	22.1
(±) Income and Social Contribution Taxes	(22.2)	5.8	(203.9)	(4.8)	16.3	(2.6)	(11.2)	(60.1)	(30.0)	(102.5)	(9.0)
(±) Minority Interest	3.3	(6.9)	(6.2)	(0.2)	(0.5)	(5.8)	(1.6)	(1.8)	(0.6)	(2.3)	0.6
(=) Net Income (Loss) for the Year	17.1	(64.6)	357.3	(16.3)	(41.2)	(0.9)	5.4	123.8	63.4	164.7	13.7
Margin	0.9%	-2.6%	9.9%	-3.3%	-6.3%	-0.1%	0.6%	12.3%	6.5%	24.2%	2.3%
EBITDA	340.9	517.7	928.0	107.1	132.8	168.5	329.1	272.6	197.9	128.4	49.5
Margin	17.9%	20.9%	25.7%	21.3%	20.2%	22.5%	34.9%	27.0%	20.4%	18.8%	8.4%
EBITDAH (Ebitda adjusted by Hedge)	275.6	308.6	853.7	75.7	88.1	56.4	203.2	280.9	233.2	136.4	133.3
Margin	15.0%	13.6%	24.2%	16.0%	14.4%	8.9%	24.8%	27.6%	23.2%	19.8%	19.7%
EBIT	228.6	377.8	631.1	66.3	110.8	143.5	258.8	213.1	167.3	(8.1)	(75.9)
Margin	12.0%	15.2%	17.5%	13.2%	16.9%	19.2%	27.4%	21.1%	17.2%	-1.2%	-12.8%
Depreciation & Amortization	112.3	139.9	297.0	40.9	22.1	25.0	70.3	59.5	30.6	136.5	125.4

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Balance Sheet	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In million of reais)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Cash and Cash Equivalents	35.2	61.0	643.8	82.0	62.2	61.0	176.2	56.7	976.8	643.8	579.0
Marketable Securities	3.9	770.5	573.3	3.5	420.4	770.5	633.6	345.7	303.7	573.3	237.4
Derivative Financial Instruments	0.9	288.6	37.6	29.3	-	288.6	72.8	15.2	8.5	37.6	94.0
Trade Accounts Receivable	119.1	212.6	112.3	124.4	156.1	212.6	232.2	277.4	212.1	112.3	140.4
Inventories	339.8	390.8	503.4	806.1	587.3	390.8	876.2	1,221.2	857.9	503.4	790.2
Advances to Suppliers	94.6	132.7	211.4	95.5	102.6	132.7	167.3	174.2	184.0	211.4	308.6
Related Parties	44.8	0.0	-	-	-	0.0	0.1	-	0.1	-	-
Taxes Recoverable	41.7	63.4	54.0	52.6	55.0	63.4	71.9	72.5	62.4	54.0	57.9
Deferred Income and Social Contribution Taxes	14.2	41.4	38.1	16.7	14.1	41.4	58.3	56.9	144.9	38.1	26.9
Other Assets	19.8	52.4	50.9	39.4	17.1	52.4	61.5	52.2	59.3	50.9	36.4
Current Assets	713.9	2,013.4	2,224.7	1,249.6	1,414.8	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8
Marketable Securities	1.2	0.1	-	1.1	1.2	0.1	-	-	-	-	-
Related Parties	0.6	-	0.0	-	-	-	-	0.0	0.1	0.0	0.0
CTN's-Restricted Brazilian Treasury Bills	47.0	104.9	123.3	52.7	56.8	104.9	109.6	114.0	119.2	123.3	127.8
Deferred Income and Social Contribution Taxes	51.5	361.8	242.5	56.8	87.9	361.8	342.9	299.3	214.0	242.5	261.6
Prepaid Expenses	11.3	40.0	49.1	11.4	10.5	40.0	37.1	34.2	52.8	49.1	43.5
Land Linked to Debentures	-	55.1	55.1	-	-	55.1	55.1	55.1	55.1	55.1	55.1
Accounts Receivable from Federal Government	-	-	318.4	-	-	-	-	-	-	318.4	318.4
Other Assets	4.5	4.3	8.2	5.1	3.5	4.3	4.3	4.4	5.1	8.2	9.5
Noncurrent Assets	116.2	566.2	796.6	127.0	159.9	566.2	549.0	507.0	446.1	796.6	815.8
Investments	13.1	13.4	93.2	13.4	13.5	13.4	13.6	13.6	13.7	93.2	13.8
Property, Plant and Equipment	1,481.6	1,656.4	2,013.1	1,193.7	1,256.0	1,656.4	1,603.7	1,600.3	1,732.1	2,013.1	2,076.7
Deferred Charges	360.0	1,355.4	1,135.7	355.2	469.7	1,355.4	1,302.9	1,247.3	1,191.3	1,135.7	1,149.8
Permanent Assets	1,854.7	3,025.2	3,242.0	1,562.3	1,739.2	3,025.2	2,920.2	2,861.2	2,937.1	3,242.0	3,240.3
(=) Total Assets	2,684.8	5,604.8	6,263.4	2,938.9	3,313.9	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0
Loans and Financings	38.1	68.8	89.0	441.0	54.9	68.8	75.0	73.4	75.9	89.0	116.5
Debentures	-	0.5	-	-	-	0.5	0.4	0.4	0.4	-	-
Derivatives Financial Instruments	3.2	65.4	35.5	-	-	65.4	32.5	20.5	2.5	35.5	48.0
Trade Accounts Payable	94.9	201.7	113.8	218.2	146.7	201.7	379.6	348.0	197.2	113.8	315.2
Salaries Payable	30.1	49.7	63.3	52.8	22.7	49.7	77.2	92.0	37.5	63.3	91.7
Taxes and Social Contributions Payable	88.1	111.1	126.2	72.8	129.0	111.1	134.8	107.3	114.8	126.2	131.5
Advances from Customers	188.1	79.2	49.4	51.7	49.7	79.2	55.1	98.4	83.2	49.4	41.0
Promissory Notes	14.6	55.8	1.3	39.7	43.8	55.8	41.0	37.8	3.7	1.3	1.3
Related Parties	1.4	0.1	0.7	0.0	0.0	0.1	0.1	0.7	-	0.7	-
Deferred Income and Social Contribution Taxes	4.9	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Dividends Proposed	-	-	75.8	-	-	-	-	-	-	75.8	75.8
Other Liabilities	30.8	32.2	31.4	58.2	21.7	32.2	64.2	64.5	26.8	31.4	11.5
Current Liabilities	494.1	670.0	591.7	939.9	473.9	670.0	865.3	848.4	547.5	591.7	838.1
Loans and Financing	798.4	2,002.7	2,770.4	792.5	787.5	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1
Debentures	-	55.1	55.1	-	-	55.1	55.1	55.1	55.1	55.1	55.1
Taxes and Social Contributions Payable	217.4	446.9	338.5	223.6	216.5	446.9	435.2	355.8	346.2	338.5	336.5
Related Parties	0.6	1.4	-	1.3	1.2	1.4	1.4	1.7	-	-	-
Promissory Notes	48.1	12.7	-	38.3	12.4	12.7	3.6	-	-	-	-
Provision for Contingencies	245.9	907.4	728.0	325.9	372.3	907.4	886.5	705.4	717.4	728.0	741.0
Advances from Customers	80.8	86.9	49.5	72.1	61.7	86.9	89.6	87.1	42.5	49.5	15.6
Deferred Taxes on Revaluation Reserves	25.2	40.8	33.4	25.2	24.0	40.8	39.0	37.2	35.4	33.4	30.9
Other Liabilities	7.8	11.5	45.5	4.4	3.5	11.5	7.0	7.0	7.3	45.5	54.5
Noncurrent Liabilities	1,424.3	3,565.4	4,020.4	1,483.4	1,479.3	3,565.4	3,577.6	3,289.9	4,072.5	4,020.4	3,824.7
Minority Shareholders' Interest	3.5	14.0	20.2	3.9	4.4	14.0	15.6	17.4	17.9	20.2	19.6
Capital	301.0	1,185.8	1,192.7	300.0	1,185.8	1,185.8	1,185.8	1,185.8	1,192.7	1,192.7	1,192.7
Profits Reserve	-	-	227.3	-	-	-	-	-	-	227.3	227.3
Legal Reserve	7.1	-	16.0	4.7	4.7	-	-	-	-	16.0	16.0
Revaluation Reserves	326.6	195.9	195.0	196.6	196.2	195.9	195.6	195.4	195.2	195.0	194.7
Accumulated losses	128.2	(26.2)	-	10.5	(30.3)	(26.2)	(20.6)	103.4	167.0	-	13.9
Shareholders' Equity	762.9	1,355.4	1,631.0	511.7	1,356.3	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7
(=) Total Liabilities & Shareholders' Equity	2,684.8	5,604.8	6,263.4	2,938.9	3,313.9	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0
*The inter-harvest maintenance costs has been reclassified from inventory to PP&E in agreement with the Technical Instruction n. 01/2006 from IBRACON.
**The judicial deposits balance has been reclassified as deduction to provision for contingencies, in accordance with Deliberation n. 488/05 from CVM.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Cash Flow Statement	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In millions of reais)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Net Income (Loss) for the Year	17.1	(64.6)	357.3	(16.3)	(41.2)	(0.9)	5.4	123.8	63.4	164.7	13.7
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	-	(0.6)	0.1	(0.3)	(0.2)	(0.1)	(0.3)	(0.1)	(0.1)	0.5	(0.1)
Depreciation & Amortization	112.3	139.9	297.0	40.9	22.1	25.0	70.3	59.5	30.6	136.5	125.4
Residual Value of Permanent Assets Disposals	10.6	6.7	8.4	0.3	0.4	3.1	2.0	1.6	1.0	3.8	2.6
Goodwill Amortization	93.2	142.8	223.7	29.2	29.3	50.0	56.4	55.6	55.9	55.9	56.0
Accrued Financial Expenses	22.3	48.7	(190.6)	21.3	44.0	(14.2)	91.2	(1.8)	65.0	(344.9)	(103.0)
Other Non-cash Items	6.4	(25.6)	119.7	0.6	(18.8)	(9.4)	6.9	3.1	(7.3)	117.0	(9.9)
(=) Adjusted Net Profit (Loss)	262.0	247.4	815.5	75.6	35.6	53.6	231.9	241.7	208.4	133.5	84.5
(±) Decrease (Increase) in Assets	(88.8)	(366.5)	165.0	(263.9)	202.9	(177.0)	(269.9)	(263.8)	356.6	342.1	(441.8)
(±) Increase (Decrease) in Liabilities	15.1	51.7	(237.2)	43.8	(142.7)	73.8	204.6	(232.7)	(264.3)	55.3	217.1
(=) Cash Flow from Operating Activities	188.3	(67.4)	743.3	(144.5)	95.8	(49.6)	166.6	(254.8)	300.7	530.8	(140.2)
Marketable Securities	40.8	(766.6)	197.2	1.5	(417.0)	(350.1)	136.9	287.9	42.0	(269.6)	338.7
Goodwill Paid in Equity Investment Acquisitions	(101.2)	(536.1)	(3.7)	-	-	(536.1)	(3.7)	-	-	-	(1.8)
Acquisition of Investments	(8.3)	-	(80.0)	(0.0)	(61.0)	61.0	-	-	(0.0)	(80.0)	(2.1)
Other	-	0.4	-	-	-	-	-	-	-	-	0.5
Acquisition of Property, Plant and Equipment	(200.2)	(208.9)	(683.5)	(23.4)	(26.6)	(109.0)	(84.4)	(122.7)	(111.2)	(365.1)	(170.3)
Additions to Deferred Charges	-	(0.2)	(0.6)	-	(0.1)	(0.1)	(0.2)	(0.0)	(0.0)	(0.4)	(0.7)
(=) Cash Flow from Investment Activities	(268.8) (1,511.4)		(570.7)	(21.9)	(504.6)	(934.3)	48.5	165.2	(69.3)	(715.1)	164.3
Loans and Financings	852.1	1,817.4	849.9	371.7	54.6	1,213.6	-	-	849.9	-	1.9
Advances from Customers	415.6	0.4	4.8	-	31.3	(111.9)	3.2	46.3	2.2	(47.0)	4.4
Promissory Notes	36.6	61.0	-	-	-	61.0	-	-	-	-	-
Payments of Principal and Interest on Debt	(1,319.4) (1,159.9)		(375.6)	(193.5)	(582.7)	(177.8)	(103.2)	(76.2)	(170.3)	(25.9)	(97.7)
Capital Increase	64.4	885.8	6.9	-	885.8	-	-	-	6.9	-	-
Proposed Dividends	(1.6)	-	(75.8)	-	-	-	-	-	-	(75.8)	-
Other	-	-	-	-	(0.0)	(2.1)	-	-	-	-	2.4
(=) Cash Flows from Financing Activities	47.7	1,604.6	410.2	178.2	389.0	982.8	(100.0)	(29.9)	688.7	(148.7)	(88.9)
(=) Total Cash Flow	(32.8)	25.8	582.8	11.9	(19.8)	(1.2)	115.2	(119.5)	920.1	(333.0)	(64.8)
(+) Cash & Equivalents, Beginning	68.0	35.2	61.0	70.2	82.0	62.2	61.0	176.2	56.7	976.8	643.8
(=) Cash & Equivalents, Closing	35.2	61.0	643.8	82.0	62.2	61.0	176.2	56.7	976.8	643.8	579.0

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Credit Statistics (LTM)	Apr'05	Apr'06	Apr'07	Oct'05	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07
(In million of reais)	FY'05	FY'06	FY'07	2Q'06	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08
Net Operating Revenues	1,900.4	2,477.9	3,605.1	1,925.8	2,193.7	2,477.9	2,851.0	3,356.2	3,670.4	3,605.1	3,252.7
• Gross Profit	561.8	756.6	1,123.9	565.9	671.9	756.6	972.9	1,112.1	1,193.9	1,123.9	799.5
• EBITDA	340.9	517.7	928.0	357.0	424.1	517.7	737.5	903.0	968.1	928.0	648.5
• EBIT	228.6	377.8	631.1	222.8	290.1	377.8	579.3	726.0	782.6	631.1	296.4
• Net Financial Expenses	102.0	245.2	(158.0)	66.9	187.5	245.2	407.8	331.0	261.0	(158.0)	(494.5)
• Net Profit	17.1	(64.6)	357.3	2.3	(62.4)	(64.6)	(53.0)	87.1	191.7	357.3	365.6
Liquid Funds	180.7	1,124.2	1,607.0	233.7	642.1	1,124.2	1,141.7	745.7	1,638.7	1,607.0	1,307.9
• Cash & Marketable Securities	39.1	831.5	1,217.1	85.5	482.6	831.5	809.8	402.4	1,280.5	1,217.1	816.4
• Advances to Suppliers	94.6	132.7	211.4	95.5	102.6	132.7	167.3	174.2	184.0	211.4	308.6
• CTN's-Brazilian Treasury Bills	47.0	104.9	123.3	52.7	56.8	104.9	109.6	114.0	119.2	123.3	127.8
• Land related to the Debentures	-	55.1	55.1	-	-	55.1	55.1	55.1	55.1	55.1	55.1
Short-Term Debt	242.2	204.3	140.3	532.4	148.4	204.3	171.5	210.7	163.1	140.3	158.8
• Loans and Financings	38.1	68.8	89.0	441.0	54.9	68.8	75.0	73.4	75.9	89.0	116.5
• Debentures	-	0.5	-	-	-	0.5	0.4	0.4	0.4	-	-
• Advances from Customers	188.1	79.2	49.4	51.7	49.7	79.2	55.1	98.4	83.2	49.4	41.0
• Promissory Notes	14.6	55.8	1.3	39.7	43.8	55.8	41.0	37.8	3.7	1.3	1.3
• Related Parties	1.4	0.1	0.7	0.0	0.0	0.1	0.1	0.7	-	0.7	-
Long-Term Debt	927.9	2,158.8	2,875.0	904.3	862.8	2,158.8	2,209.9	2,184.5	2,966.2	2,875.0	2,661.8
• Loans and Financings	798.4	2,002.7	2,770.4	792.5	787.5	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1
• Debentures	-	55.1	55.1	-	-	55.1	55.1	55.1	55.1	55.1	55.1
• Advances from Trading Co's	80.8	86.9	49.5	72.1	61.7	86.9	89.6	87.1	42.5	49.5	15.6
• Promissory Notes	48.1	12.7	-	38.3	12.4	12.7	3.6	-	-	-	-
• Related Parties	0.6	1.4	-	1.3	1.2	1.4	1.4	1.7	-	-	-
Total Debt	1,170.1	2,363.1	3,015.3	1,436.7	1,011.2	2,363.1	2,381.4	2,395.2	3,129.4	3,015.3	2,820.7
Net Debt	989.4	1,238.8	1,408.3	1,203.0	369.1	1,238.8	1,239.7	1,649.5	1,490.7	1,408.3	1,512.8
• Net Debt excl. PESA/Debentures	799.9	863.5	1,028.3	1,005.3	160.8	863.5	860.3	1,267.4	1,112.1	1,028.3	1,131.4
Current Assets	713.9	2,013.4	2,224.7	1,249.6	1,414.8	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8
Current Liabilities	494.1	670.0	591.7	939.9	473.9	670.0	865.3	848.4	547.5	591.7	838.1
Shareholders' Equity	762.9	1,355.4	1,631.0	511.7	1,356.3	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7
Capex - Property, Plant and Equipment	268.8	1,511.4	570.7	(143.3)	561.4	1,511.4	1,412.3	1,225.2	789.9	570.7	455.0
• Capex - Operational	122.0	208.9	475.1	151.3	137.2	208.9	243.2	302.6	354.4	475.1	526.9
EBITDA Margin	17.9%	20.9%	25.7%	18.5%	19.3%	20.9%	25.9%	26.9%	26.4%	25.7%	19.9%
• Gross Profit Margin	29.6%	30.5%	31.2%	29.4%	30.6%	30.5%	34.1%	33.1%	32.5%	31.2%	24.6%
• EBIT Margin	12.0%	15.2%	17.5%	11.6%	13.2%	15.2%	20.3%	21.6%	21.3%	17.5%	9.1%
• Net Profit Margin	0.9%	-2.6%	9.9%	0.1%	-2.8%	-2.6%	-1.9%	2.6%	5.2%	9.9%	11.2%
Net Debt ÷ Shareholders' Equity
• Net Debt %	56.5%	47.8%	46.3%	70.2%	21.4%	47.8%	47.7%	52.6%	48.9%	46.3%	47.9%
• Shareholders' Equity %	43.5%	52.2%	53.7%	29.8%	78.6%	52.2%	52.3%	47.4%	51.1%	53.7%	52.1%
Net Debt excl. PESA ÷ Equity
• Net Debt excl. PESA %	51.2%	38.9%	38.7%	66.3%	10.6%	38.9%	38.7%	46.1%	41.7%	38.7%	40.8%
• Shareholders' Equity %	48.8%	61.1%	61.3%	33.7%	89.4%	61.1%	61.3%	53.9%	58.3%	61.3%	59.2%
Long-Term Payable Debt to Equity Ratio	0.9x	0.5x	0.9x	1.3x	0.4x	0.5x	0.5x	0.5x	1.0x	0.9x	0.8x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	1.4x	3.0x	3.8x	1.3x	3.0x	3.0x	2.7x	2.7x	5.1x	3.8x	2.7x
Net Debt ÷ EBITDA	2.9x	2.4x	1.5x	3.4x	0.9x	2.4x	1.7x	1.8x	1.5x	1.5x	2.3x
• Net Debt excl. PESA ÷ EBITDA	2.3x	1.7x	1.1x	2.8x	0.4x	1.7x	1.2x	1.4x	1.1x	1.1x	1.7x
• Short-Term Net Debt ÷ EBITDA	0.7x	0.4x	0.2x	1.5x	0.3x	0.4x	0.2x	0.2x	0.2x	0.2x	0.2x
Net Debt ÷ (EBITDA - Capex)	13.7x	-1.2x	3.9x	2.4x	-2.7x	-1.2x	-1.8x	-5.1x	8.4x	3.9x	7.8x
• Net Debt ÷ (EBITDA - Operational Capex)	4.5x	4.0x	3.1x	5.9x	1.3x	4.0x	2.5x	2.7x	2.4x	3.1x	12.4x
Interest Cover (EBITDA ÷ Net Financial Exp.)	3.3x	2.1x	-5.9x	5.3x	2.3x	2.1x	1.8x	2.7x	3.7x	-5.9x	-1.3x
• Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2.1x	1.3x	-2.9x	3.1x	1.5x	1.3x	1.2x	1.8x	2.4x	-2.9x	-0.2x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	10.3%	19.8%	-11.2%	5.6%	50.8%	19.8%	32.9%	20.1%	17.5%	-11.2%	-32.7%

Non-financial information were not reviewed by our independent auditors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION

Ownership interest in subsidiaries

Name of subsidiary	CNPJ	Classification	Ownership interest in investee %	Net worth of investor %	Type of company	Number of shares held in current quarter (thousand)	Number of shares held in prior quarter (thousand)

Usina da Barra S.A. Açúcar e Álcool	48.661.888/0001-30	Unlisted subsidiary	82.39	49.38	Commercial, industrial and others	717,538	717,538

Cosan Operadora Portuária S.A.	71.550.388/0001-42	Unlisted subsidiary	90.00	2.22	Commercial, industrial and others	90	90

Administração de Participações Aguassanta Ltda.	46.855.292/0001-45	Unlisted subsidiary	91.50	9.61	Commercial, industrial and others	1	1

Cosan International Universal Corporation	-	Unlisted subsidiary	100.00	(0.47)	Commercial, industrial and others	2	2

Cosan Finance Limited	-	Unlisted subsidiary	100.00	(0.26)	Commercial, industrial and others	1	1

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION—Continued

1.	Shareholding Structure at July 31, 2007

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the shareholding structure showing investors or shareholders/members holding directly or indirectly more than 5% of the voting capital, including individuals and companies domiciled abroad at July 31, 2007.

Cosan S.A. Indústria e Comércio
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Aguassanta Participações S.A.	66,791,951	35.36	-	-	66,791,951	35.36
Usina Costa Pinto S.A. Açúcar e Álcool	30,010,278	15.89	-	-	30,010,278	15.89
Lewington Pte. Ltd. (Singapore)	11,279,050	5.97	-	-	11,279,050	5.97
Wellington Management Company LLP*	9,549,670	5.06	-	-	9,549,670	5.06
Others	71,255,411	37.72	-	-	71,255,411	37.72
	188,886,360	100.00	-	-	188,886,360	100.00

Aguassanta Participações S.A.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Usina Bom Jesus S.A. Açúcar e Álcool	1,261,352	75.29	-	-	1,261,352	75.29
Ometto Gonçalves S.A.	88,095	5.26	-	-	88,095	5.26
Flama Empreendimentos e Participações S.A.	88,094	5.26	-	-	88,094	5.26
Nova Celisa S.A.	88,081	5.26	-	-	88,081	5.26
Others	149,866	8.93	-	-	149,866	8.93
	1,675,488	100.00	-	-	1,675,488	100.00

Usina Bom Jesus S.A. Açúcar e Álcool
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Belga Empreendimentos e Participações S.A.	1,941,450,929	38.46	-	-	1,941,450,929	38.46
Nova Celisa S.A.	1,721,682,254	34.11	-	-	1,721,682,254	34.11
R.A. Coury Agrícola e Participações Ltda.	291,259,369	5.77	-	-	291,259,369	5.77
Others	1,093,327,748	21.66	-	-	1,093,327,748	21.66
	5,047,720,300	100.00	-	-	5,047,720,300	100.00

Belga Empreendimentos e Participações Ltda.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Rubens Ometto Silveira Mello	4,139	99.98	-	-	4,139	99.98
Mônica Maria Mellão Silveira Mello	1	0.02	-	-	1	0.02
	4,140	100.00	-	-	4,140	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION—Continued

1.	Shareholding Structure at July 31, 2007--Continued

Nova Celisa S.A.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Rio das Pedras Participações S.A.	918,000	51.00	882,000	50.00	1,800,000	50.51
Isa Participações Ltda.	882,000	49.00	882,000	50.00	1,764,000	49.49
	1,800,000	100.00	1,764,000	100.00	3,564,000	100.00

Rio das Pedras Participações S.A.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Rubens Ometto Silveira Mello	1,349,877,943	99.91	-	-	1,349,877,943	99.91
Mônica Maria Mellão Silveira Mello	1,196,078	0.09	-	-	1,196,078	0.09
	1,351,074,021	100.00	-	-	1,351,074,021	100.00

Isa Participações Ltda.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Isaltina Ometto Silveira Mello	999	99.90	-	-	999	99.90
Other	1	0.10	-	-	1	0.10
	1,000	100.00	-	-	1,000	100.00

R.A. Coury Agrícola e Participações Ltda.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Raul Coury Filho	9,044,070	20.83	-	-	9,044,070	20.83
Luiz Gustavo Coury	5,999,766	13.81	-	-	5,999,766	13.81
Jorge Coury Sobrinho	5,999,766	13.81	-	-	5,999,766	13.81
Maria Beatriz Coury	5,999,766	13.81	-	-	5,999,766	13.81
Rosana E. Coury Mac Donell	5,999,766	13.81	-	-	5,999,766	13.81
Myrian C. Coury Meneguel	5,999,766	13.81	-	-	5,999,766	13.81
Raul Coury	2,196,050	5.06	-	-	2,196,050	5.06
Anita Cobra Coury	2,196,050	5.06	-	-	2,196,050	5.06
	43,435,000	100.00	-	-	43,435,000	100.00

Ometto Gonçalves S.A.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Marcos Ometto Gonçalves	16,999	25.00	32,501	24.62	49,500	24.75
Renato Ometto Gonçalves	16,999	25.00	32,501	24.62	49,500	24.75
Liliana Ometto Gonçalves Bittar	16,999	25.00	32,501	24.62	49,500	24.75
Paulo Gonçalves Júnior	16,999	25.00	32,501	24.62	49,500	24.75
Other	4	0.00	1,996	1.52	2,000	1.00
	68,000	100.00	132,000	100.00	200,000	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION—Continued

1.	Shareholding Structure at July 31, 2007--Continued

Flama Empreendimentos e Participações S.A.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Fernando Luiz Altério	20,842	50.01	41,675	50.00	62,517	50.00
Ana Maria Ometto Altério	20,833	49.99	41,675	50.00	62,508	50.00
	41,675	100.00	83,350	100.00	125,025	100.00

Usina Costa Pinto S.A. Açúcar e Álcool
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Pedro Ometto S.A. Administração e Participações	64,998,204	100.00	49,995,534	38.46	114,993,738	58.97
Hyposwiss Banco Privado S.A. (Switzerland)*	-	-	38,371,510	29.52	38,371,510	19.68
Isaac Michaan	-	-	12,662,650	9.74	12,662,650	6.49
Aguassanta Participações S.A.	835	-	11,150,069	8.58	11,150,904	5.72
Others	961	-	17,820,237	13.70	17,821,198	9.14
	65,000,000	100.00	130,000,000	100.00	195,000,000	100.00

Pedro Ometto S.A. Administração e Participações
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Nova Aguassanta Administração de Participações Ltda.	222,752,725	99.99	-	-	222,752,725	99.99
Others	65	0.01	-	-	65	0.01
	222,752,790	100.00	-	-	222,752,790	100.00

Nova Aguassanta Administração e Participações Ltda.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Aguassanta Participações S.A.	1	91.50	-	-	1	91.50
Ometto Moreno Comércio e Empreendimentos Ltda.	4	6.25	-	-	4	6.25
Other	4	2.25	-	-	4	2.25
	9	100.00	-	-	9	100.00

Ometto Moreno Comércio e Empreendimentos Ltda.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Fernando Manoel Ometto Moreno	2,354,956	100.00	-	-	2,354,956	100.00
Other	1	0.00	-	-	1	0.00
	2,354,957	100.00	-	-	2,354,957	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION—Continued

1.        Shareholding Structure at July 31, 2007--Continued

Lewington Pte. Ltd.
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total	%
Kuok (Singapore) Limited*	255,000	50.00	-	-	255,000	50.00
Kerry Holdings Limited*	127,500	25.00	-	-	127,500	25.00
Trendfield Inc.*	127,500	25.00	-	-	127,500	25.00
	510,000	100.00	-	-	510,000	100,00

* These companies are located abroad and they are not include into Cosan’s Group. We do not have information regarding their shareholders that have been disclosed at the market.

2.        Company’s Marketable Securities in the Hands of Controlling Shareholders and Management at July 31, 2007

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number and characteristics of marketable securities issued by the Company that are directly or indirectly owned by the Controlling Shareholder/Member, officers or members of the Board of Directors or Management at July 31, 2007 and April 30, 2007, as follows:

		07/31/07		04/30/07
Marketable Security Owner	Type of Security	Number	%	Number	%
Controlling Group	Common Shares	96,803,372	51,25%	96,803,372	51,25%
Administration council	Common Shares	19,113	0,01	19,113	0,01%
Board of Directors	Common Shares	33,721	0,02%	33,721	0,02%
		96,856,206	51,28%	96,856,206	51,28%

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION—Continued

3.	Number of Shares Outstanding at July 31, 2007 – 92,030,154 (48.72%)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number of outstanding shares and their percentage in relation to total shares issued at July 31, 2007.

Cosan S.A. Indústria e Comércio
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total Shares	%
Aguassanta Participações S.A.	66,791,951	35.36	-	-	66,791,951	35.36
Usina Costa Pinto S.A. Açúcar e Álcool	30,010,278	15.89	-	-	30,010,278	15.89
Rubens Ometto Silveira Mello	675	0.00			675	0.00
Nova Celisa S.A.	468	0.00	-	-	468	0.00
Board of directors	19,113	0.01			19,113	0.01
Executives	33,721	0.02			33,721	0.02
Minority interest	92,030,154	48.72	-	-	92,030,154	48.72
	188,886,360	100.00	-	-	188,886,360	100.00

4.        Orders Placed/Agreements Entered Into

Considering that the Company operates in the commodities market, its sales are substantially made at prices applicable at sales dates. However, Cosan has several sugar and ethanol markets contracts to be archieve by the Company through sales of these products in the future crops. The volumes related to outstanding orders/agreements are as follows:

Product	Jul/2007	Jul/2006
Sugar (in tons)	4,724,000	5,431,000
Ethanol (in cubic meters)	105,000	85,000

Commitments by crop are as follow:

	Sugar		Ethanol
Crop	Jul/2007	Jul/2006	Jul/2007	Jul/2006
2006 / 2007	-	1,850,000	-	85,000
2007 / 2008	1,772,000	1,617,000	105,000	-
2008 / 2009	2,068,000	1,607,000	-	-
2009 / 2010	884,000	357,000	-	-
	4,724,000	5,431,000	105,000	85,000

5.        Arbitration Clause

The Company is subject to the arbitration chamber for its industry, according to the arbitration clause set forth in its articles of incorporation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION—Continued

6.        Services Rendered by the Independent Auditors

Abiding by CVM Instruction No. 381/03, we set out below information on other services rendered by our independent auditors - Ernst & Young Auditores Independentes S.S. and their related parties, in the current year, to Cosan S.A. Indústria e Comércio and subsidiaries and other companies belonging to the same Group as that of the Company:

Nature	Duration
Advisory services related to documentation for compliance with Sarbanes Oxley Act (SOX) in the amount of R$716 thousand.	May to July 2007

The policies of the Company and its subsidiaries do not allow hiring of their independent auditors for services resulting in conflicts of interest or impairing objectivity or independence.

Company management, after discussing with their independent auditors, concluded that those services does not impair independence of the auditors once they do not characterize actual or supposed loss of objectivity and integrity.

Non-financial information were not reviewed by our independent auditors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (operations) of Subsidiaries

Usina da Barra S.A. Açúcar e Álcool

05/01/07 to 07/31/07
Gross operating revenue
Sales of goods and services	317,579
Taxes and sales deductions	(26,434)
Net operating revenue	291,145

Cost of goods sold and services rendered	(281,931)

Gross profit	9,214

Operating income (expenses)
Selling expenses	(32,061)
General and administrative expenses	(16,743)
Financial income, net	(18,764)
Losses on equity investments	(6)
Goodwill amortization	(19,850)
Other operating expenses, net	(721)
(88,145)
Operating income	(78,931)

Nonoperating income, net	2,144

Income before income and social contribution taxes	(76,787)

Income and social contribution taxes
Current	4,402
Deferred	21,453
25,855

Income for the period	(50,932)

Number of shares (thousand)	870,923

Income per share – in Reais	0,06

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (operations) of Subsidiaries--Continued

Cosan Operadora Portuária S.A.

	05/01/07 to 07/31/07	05/01/06 to 07/31/06
Gross operating revenue
Sales of services	19,615	20,446
Taxes and sales deductions	(1,947)	(2,289)
Net operating revenue	17,668	18,157

Cost of services rendered	(10,432)	(10,986)

Gross profit	7,236	7,171

Operating income (expenses)
Selling expenses	(767)	194
General and administrative expenses	(3,238)	(2,526)
Management fees	(114)	(56)
Financial expenses, net	(597)	(395)
Other operating expenses, net	49	(524)
	(4,667)	(3,307)
Operating income	2,569	3,864

Nonoperating income, net	27	6

Income before income and social contribution taxes	2,596	3,870

Income and social contribution taxes
Current	(878)	(355)
Deferred	(16)	(958)
	(894)	(1,313)

Income for the period	1,702	2,557

Number of shares (thousand)	100	100

Income per share – in Reais	17.02	25.57

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (operations) of Subsidiaries--Continued

Administração de Participações Aguassanta Ltda.

	05/01/07 to 07/31/07	05/01/06 to 07/31/06
Gross operating revenue
Sales of goods and services	-	-
Taxes and sales deductions	-	-
Net operating revenue	-	-

Cost of goods sold and services rendered	-	-

Gross profit	-	-

Operating income (expenses)
Selling expenses	-	-
General and administrative expenses	-	(1)
Management fees	(4)	(4)
Financial expenses, net	(1)	-
Gain on equity investments	(8,930)	14,770
Other operating expenses	-	-
	(8,935)	14,765
Operating income	(8,935)	14,765

Nonoperating income (expenses), net	-	-

Income before income and social contribution taxes	(8,935)	14,765

Income and social contribution taxes
Current	-	-
Deferred	-	-
	-	-

Income for the period	(8,935)	14,765

Number of shares	9	9

Earnings per share - in Reais	(992,78)	1,640,56

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (operations) of Subsidiaries--Continued

Cosan International Universal Corporation

05/01/07 to 07/31/07
Gross operating revenue
Sales of goods and services	205,250
Taxes and sales deductions	-
Net operating revenue	205,250

Cost of goods sold and services rendered	(207,470)

Gross profit	(2,220)

Operating income (expenses)
Selling expenses	(109)
General and administrative expenses	-
Financial expenses, net	(206)
Gain on equity investments	-
Other operating expenses	-
(315)
Operating loss	(2,535)

Nonoperating income (expenses), net	-

Loss before income and social contribution taxes	(2,535)

Income and social contribution taxes
Current	-
Deferred	-
-

Loss for the period	(2,535)

Number of shares	2

Loss per share - in Reais	(1,267,50)

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (operations) of Subsidiaries--Continued

Cosan Finance Limited

05/01/07 to 07/31/07
Gross operating revenue
Sales of goods and services	-
Taxes and sales deductions	-
Net operating revenue	-

Cost of goods sold and services rendered	-

Gross profit	-

Operating income (expenses)
Selling expenses	-
General and administrative expenses	(331)
Financial expenses, net	(796)
Gain on equity investments	-
Other operating expenses	-
(1,127)
Operating loss	(1,127)

Nonoperating income (expenses), net	-

Loss before income and social contribution taxes	(1,127)

Income and social contribution taxes
Current	-
Deferred	-
-

Loss for the period	(1,127)

Number of shares	1

Loss per share - in Reais	(1,127,00)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	September 14, 2007	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer